SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom Management Report for the years ended December 2003, 2002 and 2001

Financial Report 2003

i

ii

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.1 OVERVIEW

Evolution of the Group

A global telecommunications operator, France Telecom operates in France and internationally in each of the following areas of activity: fixed line telephony, wireless telephony, Internet and data transmission services for businesses. France Telecom currently serves 117.1 million customers worldwide.

In recent years, the European market for telecommunications has grown rapidly as a result of the culmination of a number of factors: the globalization of trade, the increasing consolidation of European markets, the rapid growth of wireless telephony, the advent and growth of the Internet and the development of data exchange.

Within this framework and in an increasingly competitive environment, from 1999 to 2002 France Telecom pursued a strategy for the development of new services and accelerated its international development through external growth with the goal of reaching critical mass in high growth markets on the European level, particularly in the wireless and Internet markets. France Telecom’s strategy is reflected in the change in composition of its revenues: in 1996, fixed line telephony in France (excluding the Internet) represented 67% of France Telecom’s consolidated revenues, while in 2003 it represented only 29%.

These strategic investments could not, for the most part, be financed through equity, leading to a significant increase of France Telecom’s debt.

Through the launch of the “Ambition FT 2005” Plan at the end of 2002, the success of the parts of this plan aimed at refinancing the Group’s debt, the strengthening of shareholders’ equity and the positive results of the TOP Program in 2003, the Group was able to loosen its financial limitations and pursue significant debt reduction.

This allowed the Group to fully dedicate itself to the development of its strategy as a global operator, through the launch of growth initiatives and by anticipating changes in the telecommunications industry.

The telecommunications market is undergoing a transformation. Customers now dispose of a broad selection of communication tools with highly developed options for use, but offers made to customers remain fragmented. Indeed, the world of telecommunications continues to be divided into distinct networks and services (fixed line, wireless, Internet). The goal of a global operator such as France Telecom is to place the customers’ concerns at the forefront of its services, in order to offer an integrated universe of communication, regardless of the handset or network used.

To achieve this, France Telecom intends, in particular, to rely upon its portfolio of key assets.

France Telecom possesses a full portfolio of activities (fixed line, wireless, Internet) which address all types of customers (consumers, small – and medium – sized businesses and multinational corporations) and uses (personal, home, professional) in a majority of environments (home, office, travel, mobility). These activities provide the Group with optimal advantages to provide customer satisfaction and to develop comprehensive offers.

Business segments

In order to better reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, France Telecom has identified, starting from the first six months of 2003, the following six business segments:

-	The “Orange” segment, which includes mobile telephone services worldwide, in France and in the United Kingdom, as contributed to Orange S.A. in 2000, including Orange plc from its date of acquisition by France Telecom at the end of August 2000.

-	The “Wanadoo” segment, which includes Internet access services, portals, e-Merchant sites and directories, organized under Wanadoo S.A. since 2000.

-	The “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, which includes the fixed line services of France Telecom, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, commercial agencies, the sale and rental of equipment, as well as support functions (including research and development services, logistics and purchasing) and the information system division.

-	The “Equant” segment, which includes the activities of the new Equant, created following the merger with Global One on July 1, 2001, in the field of worldwide services of data transmission to businesses.

-	The “TP Group” segment, which includes since April 2002, TP S.A., the historic Polish operator and its subsidiaries, the main one being PTK Centertel for wireless activities.

-	The “Other International” segment, which includes other subsidiaries in the rest of the world, whose main activities include fixed line telephony outside France and certain mobile activities of the France Telecom Group that were not contributed to its subsidiary, Orange S.A.

Compared to the former segmentation (“Orange”, “ Wanadoo”, “Fixed line, voice and data services – France”, and “Fixed line, voice and data services – Outside France”), the change mainly consisted of reallocating entities of the segment formerly named “Fixed line, voice and data services – Outside France” to the following new segments: “Equant”, “TP Group” and “Other International”, in order to allow for a better understanding of the Group’s results of operations from its worldwide services of data transmission to businesses and as a telecommunications operator in Poland. These activities represent important strategic positions for the Group’s configuration otherwise fulfilled through its listed subsidiaries.

France Telecom’s segments evolve to reflect changes in its activities and organization.

1.1.1 ACTIVITY AND OPERATING PROFITABILITY OF THE GROUP

1.1.1.1 PRINCIPAL OPERATING RESULTS

The following table sets forth France Telecom’s revenues, operating income before depreciation and amortization and before amortization of actuarial adjustments in France Telecom’s early retirement plan (“operating income before depreciation and amortization”), operating income and operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets excluding UMTS/GSM licenses) for the years ended December 31, 2001, 2002 and 2003.

Revenues, operating income, operating income before depreciation and amortization less CAPEX and changes in working capital requirements (trade) are management indicators which France Telecom uses to evaluate the Group’s and its divisions’ operating performance and on which it bases the performance reviews of Group executives and division managers. The measure of operating income before depreciation and amortization less CAPEX is calculated to permit better evaluation of the efforts of operating divisions on the basis of investments in tangible and intangible assets excluding non-recurring investments (UMTS/GSM licenses) and investments financed through capital leases “investments in tangible and intangible assets excluding UMTS/GSM licenses” or “CAPEX”.

The following table sets forth the principal operating results for France Telecom for the years ended December 31, 2003, 2002 and 2001 (see Note 4 of the Notes to the Consolidated Financial Statements).

(€ millions)	Year ended December 31,				Variations

	2003	2002	2002	2001	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	historical	on a comparable basis (unaudited)	historical

Revenues	46,121	44,609	46,630	43,026	3.4%	(1.1)%
Operating income before depreciation and amortization(1)	17,303	14,305	14,917	12,320	21.0%	16.0%
Operating income	9,554	6,568	6,808	5,200	45.5%	40.3%
CAPEX(1)	5,086	6,950	7,441	8,091	(26.8)%	(31.7)%
UMTS/GSM licenses	0	134	134	873	–	–
Operating income before depreciation and amortization less CAPEX(1)	12,217	7,355	7,475	4,229	66.1%	63.4%
Average number of employees (full-time equivalent)	221,657	246,251	240,145	206,184	(10.0)%	(7.7)%

(1)	See definitions in section 6.5 “Glossary”.

Following changes in the method of payment to distributors in 2003 aimed at adapting to market practice, certain commissions are now comparable to discounts and are consequently recorded as net from revenues. A presentation net from revenues was also adopted for the audiotex revenues of TP Group. Lastly, a change in method was implemented in 2003 for the inclusion of revenues from the sale of advertising in electronic directories, which are now spread over the duration of the advertisement posting. The overall impact of these changes on revenues in 2003 amounted to negative €127 million.

■	Figures on a Historical Basis

On a historical basis, consolidated France Telecom’s revenues decreased to €46.1 billion for the year ended December 31, 2003, a decrease of 1.1% compared to the year ended December 31, 2002. The change in revenues on a historical basis was marked by (i) the negative effect of exchange rates, which amounted to a loss of €2.0 billion between these two periods and (ii) the effect of the €1.5 billion growth in wireless and Internet activities, partially offset by the decrease in revenues for fixed line telephony in France. The changes in the scope of consolidation affecting the Group’s revenues between 2002 and 2003 were almost entirely offset (an overall increase of €40 million), since the effects of the consolidation of TP Group since April 1, 2002 and eresMas since November 1, 2002 were virtually cancelled by the sales of TDF on December 13, 2002, Casema on January 28, 2003, CTE Salvador on October 22, 2003 and the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002.

Operating income before depreciation and amortization grew 16.0% between 2002 and 2003, mainly as a result of the strong increase in operating income before depreciation and amortization of high growth operations (wireless, Internet, worldwide data transmission services for businesses), the growth of fixed line services in France and the consolidation of TP Group (the Polish operator TP S.A. and its subsidiaries), partially offset by the sale of TDF. The operating income before depreciation and amortization margin increased from 32.0% at December 31, 2002 to 37.5% at December 31, 2003.

Operating income showed growth of 40.3% over the same period, reflecting the combined effects of an increase in operating income before depreciation and amortization and a decrease in depreciation and amortization relating to (i) the effects of changes in the scope of consolidation, principally the sales of TDF and Casema, (ii) the effect of exchange rates and (iii) the decrease in tangible and intangible investments, particularly relating to fixed line services in France. The margin of operating income to revenues increased from 14.6% in 2002, to 20.7% in 2003.

Operating income before depreciation and amortization less CAPEX grew 63.4% as a result of growth in operating income before depreciation and amortization and the significant decrease in investments in tangible and intangible assets excluding licenses (a decrease of 31.7%), principally recorded in the “Orange” and “Fixed Line, Distribution, Networks, Large Customers and Operators” segments.

■	Figures on a Comparable Basis

In order to provide a basis of comparison with the results at December 31, 2003, figures on a comparable basis at constant exchange rates are set forth for 2002. To this end, the actual results of the financial year ended December 31, 2003 are retained, while the results for the corresponding period of the previous year have been adjusted to reflect changes in the scope of consolidation and eliminate exchange rate effects by applying the average exchange rate used for the income statement for the financial year 2003 to the results of the financial year 2002.

The principal variations in the scope of consolidation were:

■	Entry in the scope of consolidation:

-	full consolidation of TP Group as of April 1, 2002, with effect from January 1, 2002 on a comparable basis; and

-	full consolidation of eresMas from November 1, 2002, (rebranded Wanadoo Espana on January 1, 2003, following the merger), with effect from January 1, 2002 on a comparable basis.

■	Withdrawals from the scope of consolidation:

-	sale of TDF on December 13, 2002, with effect from January 1, 2002 on a comparable basis;

-	transfer of ownership of the FTM Lebanon network to the Lebanese government from August 31, 2002, with effect from January 1, 2002 on a comparable basis;

-	sale of Casema on January 28, 2003, with effect from February 1, 2002 on a comparable basis; and

-	sale of the indirect holding of CTE Salvador on October 22, 2003, with effect from November 1, 2002 on the results on a comparable basis.

The following table sets forth the means of calculation, using historical figures, of figures on a comparable basis for the 2002 financial year.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	46,630	14,917	6,808	7,441	7,475	240,145

Entry into the scope of consolidation:
TP Group	1,218	511	230	156	354	12,260
eresMas	59	(39)	(60)	5	(44)	0

Withdrawals from the scope of consolidation:
TDF	(695)	(286)	(163)	(138)	(148)	(4,379)
FTM Lebanon	(250)	(115)	(80)	(8)	(107)	(405)
Casema	(186)	(75)	17	(67)	(8)	(673)
CTE Salvador	(64)	(21)	(8)	(11)	(10)	(511)

Other variations	(54)	(2)	8	(5)	5	(186)

Exchange rate variations(2)	(2,049)	(585)	(184)	(423)	(162)

2002 figures on a comparable basis	44,609	14,305	6,568	6,950	7,355	246,251

(1)	Contributive figures.
(2)	Impact of the difference between the exchange rate at December 31, 2002 and December 31, 2003.

The details of exchange rate effects included in the calculation of figures on a comparable basis are as follows.

(€ millions)	Variations on a comparable basis (unaudited)

Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

US Dollar	USD	(611)	20	139	(91)	110
Zloty	PLN	(586)	(245)	(110)	(150)	(95)
Pound (Sterling)	GBP	(572)	(127)	(42)	(106)	(21)
Pound (Egyptian)	EGP	(180)	(89)	(51)	(31)	(58)
Other currencies		(100)	(144)	(120)	(45)	(98)

Exchange rate variations		(2,049)	(585)	(184)	(423)	(162)

On a comparable basis, revenues increased 3.4% for the period ended December 31, 2003, mainly due to increases in wireless activities, notably internationally, and Internet activities, partially offset by a decrease in revenues from fixed line services in France.

Operating income before depreciation and amortization increased 21.0% and operating income increased 45.5%, highlighting the Group’s improved operating profitability. This growth resulted mainly from increases in wireless activities, Internet, and international activities, as well as from savings realized in the main segments, in particular fixed line services in France.

Thus, by focusing on growth sectors and continuing management improvements, the Group’s operating income before depreciation and amortization margin increased from 32.1% at December 31, 2002 on a comparable basis, to 37.5% at December 31, 2003. The margin of operating income to revenues increased from 14.7% in 2002, on a comparable basis, to 20.7% in 2003.

Resulting from the combined effect of an increase in operating income before depreciation and amortization and a decrease of investments in tangible and intangible assets, operating income before depreciation and amortization less CAPEX rose 66.1%.

1.1.1.2 PRINCIPAL NET INCOME AND DEBT FIGURES

The following table sets forth the principal figures relating to net income for the France Telecom group for the years ended December 31, 2003, 2002 and 2001.

(€ millions)	Year ended December 31,

	2003	2002	2001
		historical	historical
Operating Income	9,554	6,808	5,200
Operating Income of Integrated Companies	5,365	2,687	787
Net Income from Integrated Companies	6,710	(12,809)	(2,316)
Net Income of Consolidated Group	3,728	(20,906)	(8,994)
Net Income	3,206	(20,736)	(8,280)

Interest expense net (not including interest expense for the perpetual bonds redeemable for shares (“titres à durée indéterminée remboursables en actions”)) was €3,688 million for the year ended December 31, 2003 compared to €4,041 million for the year earlier period. In addition, interest expense for the perpetual bonds redeemable for shares (“titres à durée indéterminée remboursables en actions”) issued in connection with the MobilCom settlement was €277 million for 2003.

Foreign exchange gain/(loss) net recorded a loss of €25 million for 2003 compared to a gain of €136 million for 2002.

The loss recorded from actuarial adjustments in France Telecom’s early retirement plan was €199 million for 2003 compared to a loss of €216 million for 2002.

Current income from consolidated companies was €5,365 million for 2003, compared to €2,687 million for 2002.

Other non-operating income/(expense) amounted to a total expense of €1,119 million for 2003, compared to an expense of € 12,849 million for 2002. For the year December 31, 2003, this item included disposal gains of €333 million, mainly related to sales of holdings of Telecom Argentina, CTE Salvador (an indirect holding), Inmarsat and Sprint PCS and real estate disposals. Non-operating expense for the year mainly consisted of restructuring costs at Orange and Equant, an adjustment of the provision for the Kulczyck put option, the depreciation of Noos, a cash payment for the perpetual bonds redeemable for shares, losses on the repurchases of France Telecom S.A. and Orange notes, and expenses in connection with sales of receivables.

In 2002, this item reflected mainly exceptional provisions and amortizations relating principally to MobilCom, NTL, Wind, a provision for the Kulczyck put, restructuring costs (including for Orange), and the depreciation of assets in the Ivory Coast. Other provision movements included, in particular, provisions of €212 million for Dutchtone, €192 million for Uni2, €145 million for Intelig, €132 million for Connect Austria and €52 million relating to the sale of Casema shares. Other non-operating income/(expenses) in 2002 also included disposal gains and losses of €941 million (principally TDF, Panafon and TPS).

Income taxes for 2003 amounted to a gain of €2,591 million compared to a loss of €2,499 million in 2002. The amount of income tax recorded for the year ended December 31, 2003 mainly reflected the exceptional deferred tax asset resulting from the operational reorganization of Orange of €2,684 million, offset by a deferred tax loss of €798 million recorded in 2003, as well as the reversal of a provision for the France Telecom S.A. consolidated tax group of €1,100 million.

Employee profit sharing amounted to an expense of €127 million in 2003, compared to an expense of €148 million in 2002.

Net income from integrated companies was €6,710 million for 2003, compared to a loss of €12,809 million for 2002.

For 2003, equity in net income from affiliates amounted to a loss of €168 million, compared to a loss of €367 million for the year earlier period.

Goodwill amortization charges (excluding exceptional amortization) amounted to an expense of €1,677 million in 2003, as compared to an expense of €2,352 million in 2002. This decrease was due to exceptional provisions for amortization of goodwill taken at December 31, 2002 and the decline of the pound sterling.

In 2003, following a review of the value of goodwill, provisions for exceptional amortization were recorded mainly for Freeserve (United Kingdom), QDQ Media (Spain), Mauritius Telecom (Mauritius), and BITCO (Thailand) and amounted to a total expense of €1,137 million. In 2002, provisions for exceptional amortization of goodwill involving Equant, OCH (Switzerland), and JTC (Jordan), amounted to a total expense of €5,378 million.

Net income of the consolidated group was €3,728 million for 2003, compared to a loss of €20,906 million in 2002.

Net income after minority interests in 2003 was €3,206 million, compared to a loss of €20,736 million in 2002.

At December 31, 2003, France Telecom’s net financial debt (gross borrowings net of cash and cash equivalents and marketable securities – see Note 16 of the Notes to the Consolidated Financial Statements and section 4.1 “Net Financial Debt”) was €44,167 million, compared to €49,329 million at June 30, 2003 and €68,019 million at December 31, 2002. The amount of debt reduction therefore amounted to €23,852 million compared with the level at December 31, 2002, largely due to the capital increase of €14,852 million carried out in the first six months of 2003, the €6,372 million in net cash generated by operating activities, less net cash used in investing activities1 excluding asset disposals (“free cash flow”) generated (see section 1.4.3 “Liquidity”), the €3,046 million in gains on sales of investments, and the €1,517 million related to the positive effect of exchange rate fluctuations on debt in foreign currency.

1.1.2 THE “AMBITION FT 2005” PLAN

1.1.2.1 THE PRINCIPLES

On December 4, 2002, France Telecom launched the “Ambition FT 2005” Plan, which is centered primarily around the “15+15+15” plan:

■	more than €15 billion in net cash provided by operating activities less net cash used in investing activities to be generated by the “TOP” program (Total Operational Performance) and allocated to debt reduction. The results of this program are described in further detail below (see section 1.2.2 “Results of the TOP Operational Improvements Program”);

■	€15 billion in additional equity, with the participation of the French State in its capacity as shareholder pro rata to its shareholding interest, i.e., approximately €9 billion. A share capital increase of over €14.8 billion (net of expenses related to the issuance and commissions) was completed during the first six months of 2003;

■	€15 billion in refinancing of the France Telecom Group’s debt. Between December 2002 and February 2003, France Telecom refinanced over €14 billion of its debt (issuances of bonds in December 2002 amounting to €2.8 billion and again in January and February 2003 amounting to €6.4 billion, in addition to the implementation in February 2003 of a new line of credit amounting to €5 billion).

These three initiatives were implemented in parallel, with the objective of achieving, by 2005, a ratio of net financial debt to operating income before depreciation and amortization of between 1.5 and 2 giving the Group greater strategic and financial flexibility by the end of 2005. At December 31, 2003, this ratio was 2.55, compared to 4.56 at December 31, 2002.

1.1.2.2 RESULTS OF THE “TOP” OPERATIONAL IMPROVEMENTS PROGRAM

The following table shows the reductions achieved in operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan (“operating expenses before depreciation and amortization” or “OPEX”; see section 6.5 “Glossary”) and investments in tangible and intangible assets (excluding UMTS/GSM licenses) (“CAPEX”) between 2002 and 2003, in the context of the implementation of the TOP Program.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis(1) (unaudited)	historical	on a comparable basis (unaudited)	historical

OPEX	(28,818)	(30,305)	(31,713)	1,487	2,895
CAPEX	5,086	6,950	7,441	(1,864)	(2,355)
REAA less CAPEX	12,217	7,355	7,475	4,863	4,742
Changes in working capital (trade)(2)	(1,278)		(992)

(1)	The calculation, using figures on a historical basis, of figures on a comparable basis is set forth above and below.

(2)	Changes in working capital (trade) is discussed below. See section 4.3.1. “Net cash provided by operating activities”.

TOP projects crossed from the launch stage to the roll-out stage. After priority given to projects delivering rapid results in the first quarter of 2003, the gradual restructuring of principal procedures delivered its first results and is being integrated at all levels of the organization to improve operating performance in a continuing manner.

The results achieved from the TOP Program during 2003 exceeded targets. These results should permit the acceleration of debt reduction for the Group, while reinforcing its growth.

[1]	The amount of free cash flow put towards debt reduction takes into account the investment of liquidities in SICAV (see Section 1.4.3 “Liquidity” and Chapter 6 “Glossary”).

France Telecom affirms its goal to generate more than €15 billion of free cash flow1 over the period 2003-2005, through the TOP Program. In 2003, France Telecom generated more than €6.4 billion in free cash flow (excluding asset disposals) (see section 1.4.3 “Liquidity”), compared to an initial goal of more than €3 billion raised to more than €4 billion excluding asset disposals.

■	Changes in Operating expenses before depreciation and amortization

See section 2.1.2.1. “Operating expenses before depreciation and amortization excluding personnel costs”.

Operating expenses before depreciation and amortization (excluding personnel costs) by type of expense is an alternative presentation to operating expenses presented by destination (cost of services and products sold, selling, general and administrative expenses and research and development expenses) – see Note 5 of the Notes to the Consolidated Financial Statements.

Between 2002 and 2003, operating expenses before depreciation and amortization decreased €2,895 million.

On a comparable basis, the gains recorded for operating expenses before depreciation and amortization for the same period, were approximately €1,487 million.

In 2003, operating expenses before depreciation and amortization amounted to approximately €28.8 billion, compared to €30.3 billion in 2002 on a comparable basis, or approximately 62.5% of revenues compared to approximately 67.9% for the year earlier period, an improvement of over 5 points.

The transformation in procedures and the effects of the TOP Sourcing Program (contractual renegotiations and reduction in the number of suppliers) particularly benefits operating expenses before depreciation and amortization through improvement in the selection of expenses and pooling of resources among the France Telecom Group’s divisions. Gains in operating expenses before depreciation and amortization were mainly drawn from:

-	the first results of the actions taken by “saving trackers” for the streamlining and improved allocation of general expenses, resulting in a modification of the approach to expenditure in the long term and to a reduction in expenses relating to off-site transport, business travel and expenses relating to studies and fees;

-	the implementation of new operational processes and the internalization of certain activities leading to an improvement in the operational processes relating to the maintenance and use of networks; and

-	the restructuring of costs related to communication around advertising and a streamlining of expenses related to sponsorship.

Gains in operating expenses before depreciation and amortization were mainly derived from external purchases, which experienced a significant decrease during the years amounting to €18.0 billion in 2003, compared to €19.0 billion in 2002 on a comparable basis, representing a gain of €969 million. Among these, savings in consulting/advisory related expenses amounted to approximately €444 million and communications and advertising gains amounted to €107 million in 2003.

■	Changes in progression of Investments in Tangible and Intangible Assets excluding Licenses (“CAPEX”)

Between 2002 and 2003, investments in tangible and intangible assets excluding licenses decreased €2,355 million.

On a comparable basis, the gain in investments in tangible and intangible assets excluding licenses recorded for the same period was €1,864 million. This reflected better selectivity in investments in tangible and intangible assets, the effects of the TOP Sourcing Program and support for growth sectors.

The principal contributors to the reduction of investments in tangible and intangible assets were:

-	the “Orange” segment for 42%;

-	the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment for 40%;

-	the “Equant”, “TP Group” and “Other International” segments for a total of 16%; and

-	the “Wanadoo” segment for 2%.

Orange’s investments in tangible and intangible assets excluding licenses decreased as a result of the delay of investments in the UMTS network due to the insufficient maturity of the market for the launch of the 3rd generation. A “CAPEX sharing” project was commenced in order to increase the pooling of assets for investments in areas such as information systems and billing. The decreases in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment corresponded to the decrease in expenditure in areas such as the switching and transmission capacities of the network in France.

1	Free Cash flow excluding sales: net cash provided by operating activities, less net cash used in investing activities. Free cash flow (excluding sales), dedicated to debt reduction, includes investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie), which are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding sales, these short-term marketable securities are nevertheless considered as cash and included in this amount. (See section 1.4.3 “Liquidity”).

However, in line with the TOP Program, and in order to accelerate productivity and improve the selectivity of investments, expenses for investments in tangible and intangible assets excluding licenses increased in areas with strong growth potential. This was particularly the case for investments related to broadband. Investments in the ADSL network increased 31% for the Group in 2003 compared to 2002 on a comparable basis, whereas the production of ADSL lines reached 3.1 million in 2003.

As a result, the level of the Group’s investments in tangible and intangible assets excluding licenses is aimed at ensuring long-term growth in growth markets.

■	Operating income before depreciation and amortization less CAPEX

Operating income before depreciation and amortization less CAPEX increased €4,742 million between 2002 and 2003.

The results achieved under the TOP Program exceeded targets.

On a comparable basis, operating income before depreciation and amortization less CAPEX increased over 66% (approximately €4,863 million) to €12.2 billion at December 31, 2003 compared to €7.4 billion at December 31, 2002. This improvement of €4.9 billion was due to an increase of approximately €1.5 billion in revenues, approximately €1.5 billion for operating expenses before depreciation and amortization gains and approximately €1.9 billion in gains in investments in tangible and intangible assets excluding licenses.

1.1.3 FUTURE PROSPECTS

France Telecom’s objectives for 2004-2005 are supported by the growth initiatives implemented by the Group (the “Top Line” program).

The strong results of the TOP Program (see section 1.1.2.2 “Results of the TOP Operational Improvements Program”) were partnered with the implementation of growth projects in order to provide benefits in all the different markets in which the Group is present. Approximately 40 growth initiative projects specific to different divisions of the Group have been launched, notably aimed at reinforcing the Group’s positions in its existing activities and fully optimizing the growth drivers in order to develop new opportunities. In this perspective, France Telecom is especially committed to developing broadband services, business services, inter-operability and convergence between its fixed, wireless and Internet activities. Simultaneously, 15 group-wide initiatives will allow for increased synergies within the Group and the development of new services. These initiatives are intended to support the Group’s medium-term growth and to permit additional margins of flexibility by relying upon innovation and cooperation between all of the Group’s activities and upon the significant role of industrial partnerships and research and development.

France Telecom confirms its objectives through 2005:

-	revenue growth of 3% to 5% on a comparable basis in financial periods ended 2004 and 2005;

-	operating income before depreciation and amortization of more than € 18 billion in 2004;

-	a target ratio for operating income before depreciation and amortization to revenues of 40% in 2005; and

-	a ratio of investments in tangible and intangible assets excluding licenses to revenues between 10% and 12% in 2004 and 2005. The increase in investments in tangible and intangible assets excluding licenses should be more than €16 billion for the period from 2003 to 2005.

Nonetheless, the Group’s main objectives remain debt reduction and operational improvement with the TOP Program. Within this framework, 25 new projects will be launched in 2004. These objectives are:

-	the reduction of net financial debt, such that the ratio of net financial debt to operating income before depreciation and amortization is between 1.5 and 2 in 2005;

-	continued operational improvement;

-	restimulation growth; and

-	the use of surplus cash to reduce debt, as well as to restimulate organic growth and renew a policy of making distributions to shareholders beginning in 2004. France Telecom does not currently envision any major cash acquisitions or significant share repurchases.

In addition, research and development expenses for the Group (research and development costs excluding depreciation and amortization, and investments in research and development – related tangible and intangible assets) amounted to 1.1% of revenues in 2003 and should reach 1.3% in 2004.

The development strategy for France Telecom’s “Home services”, which are centered on satisfying residential and corporate customers’ needs for innovative and easy-to-use services, is based on the rapid development of broadband.

To this end with respect to ADSL, the goal for France is to have 90% of telephone lines able to be connected to ADSL by the end of 2004 and 95% able to be connected to ADSL by the end of 2005 (compared to 79% at the end of 2003). Total investments in ADSL will be increased to €700 million for the period 2003 through 2005. Moreover, France Telecom’s goal is to have total ADSL access in France reach 4.5 million subscribers at the end of 2004 (compared to 3.1 million at the end of 2003) and to have revenues from ADSL greater than €1 billion in 2004 (compared to €744 million in 2003).

As a result of the investments, France Telecom’s goal is to start the widespread use of 2Mbit DSL for individual customers and to launch in 2004:

■	ADSL television in Paris in the second quarter;
■	non-PC videophony in the second quarter of 2004;
■	the interoperability of videophony in the second half of 2004.

These offerings will be completed in 2005 through a DSL video offering abroad. In regards to the services aimed to provide customers with improved ease of use, France Telecom’s goal is to launch:

-	in the first half of 2004:
■	contact lists for “Home services”.

-	in the second half of 2004:
■	seamless fixed-line and wireless messaging (“Home” and “Personal”);
■	interoperability of Wanadoo and Orange instant messaging.

-	in the first half of 2005:
■	complete interoperability of contact lists.

-	in the second half of 2005:
■	contact lists based on presence.

In February 2004, Orange announced the commercialization of third generation wireless services during the second half of 2004 in approximately 20 cities in France and the United Kingdom.

Moreover, Wanadoo announced on February 11, 2004, the date on which it published its 2003 results, its goals for 2004 as follows: “In light of these encouraging results, Wanadoo can confidently set ambitious targets for 2004: one million additional broadband customers, 10 to 15% growth in consolidated revenues, an operating income growth rate two times greater than revenues growth rate.”

In addition, Equant announced on February 12, 2004, the date on which it published its 2003 results, its goals for 2004 as follows: “The environment for corporate business solutions is expected to remain challenging in 2004, particularly in the first half of 2004. As announced at the beginning of the year, Equant will actively pursue its expansion into integrated networks and IT solutions. As a global company, Equant is impacted by currency fluctuations and in 2004 will drive its operations towards a small increase in its annual revenue, an increase in its operating income before depreciation and amortization, share remuneration plan, restructuring and integration, and a positive operating free cash flow.

1.2. PRESENTATION OF THE FISCAL YEARS 2003 AND 2002

1.2.1 FROM REVENUES TO OPERATING INCOME AND CAPITAL EXPENDITURE OF THE GROUP

Following the launch of the “Ambition FT 2005” Plan on December 4, 2002 (see section 1.2, “The ‘Ambition FT 2005’ Plan”), France Telecom set targets related in particular to the TOP operational performance improvement program, of which the anticipated results have led the Group to analyze operating expenses before depreciation and amortization on the basis of type of expense: (i) external purchases, other expenses (operating expenses before depreciation and amortization excluding personnel costs) and (ii) personnel costs.

The following table sets forth the progression from revenues to operating income and details, by type of expense, France Telecom’s total operating expenses (see Note 5 of the Notes of the Consolidated Financial Statements).

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	46,121	44,609	46,630	3.4%	(1.1)%

OPEX excluding personnel costs	(19,579)	(20,701)	(21,677)	(5.4)%	(9.7)%
Personnel costs	(9,239)	(9,603)	(10,036)	(3.8)%	(7.9)%
Total OPEX	(28,818)	(30,305)	(31,713)	(4.9)%	(9.1)%

Operating income before depreciation and amortization	17,303	14,305	14,917	21.0%	16.0%

Depreciation and amortization (excluding goodwill)	(7,538)	(7,537)	(7,910)	0.0%	(4.7)%
Amortization of actuarial adjustments in the early retirement plan	(211)	(199)	(199)	6.0%	6.0%
Total operating costs	(36,567)	(38,041)	(39,822)	(3.9)%	(8.2)%

Operating income	9,554	6,568	6,808	45.5%	40.3%

Operating costs/revenues	79.3%	85.3%	85.4%

The following table sets forth for 2002, the calculation, using figures on a historical basis, of figures on a comparable basis for the Group’s 2002 operating expenses.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	OPEX less personnel costs	Personnel costs	Depreciation and amortization provisions	Amortization of actuarial adjustments in the early retirement plan

2002 figures on a historical basis	(21,677)	(10,036)	(7,910)	(199)

Changes in the scope of consolidation and others	(133)	80	(28)	0

Exchange rate variation (2)	1,109	353	401	0

2002 figures on a comparable basis	(20,701)	(9,603)	(7,537)	(199)

(1)	Contributive figures.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

1.2.1.1 REVENUES

The following table presents for 2003 and 2002, the contributive revenues of each of the Group’s segments (excluding intra-group revenues).

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange Segment	16,393	14,793	15,410	10.8%	6.4%
Wanadoo Segment	2,470	1,961	1,935	26.0%	27.7%
Fixed Line, Distribution, Networks, Large Customers and Operators Segment	19,297	19,902	20,637	(3.0)%	(6.5)%
Equant Segment	2,283	2,371	2,842	(3.7)%	(19.7)%
TP Group Segment	4,158	4,104	3,471	1.3%	19.8%
Other International Segment	1,520	1,478	2,335	2.8%	(34.9)%

Total Group revenues	46,121	44,609	46,630	3.4%	(1.1)%

Following changes in the method of payment to distributors in 2003 aimed at adapting to market practice, certain commissions are now comparable to discounts and are consequently recorded as net from revenues. A presentation net from revenues was also adopted for the audiotex revenues of TP Group. Lastly, a change in method was implemented in 2003 for the inclusion of revenues from the sale of advertising in electronic directories, which are now spread over the duration of the advertisement. The overall impact of these changes on revenues in 2003, amounted to negative €127 million.

France Telecom’s revenues for 2003 were €46.1 billion, a decrease of 1.1% on a historical basis compared to 2002. Changes in revenues on a historical basis were affected by: (i) the negative impact of exchange rate fluctuations, which amounted to €2.049 billion. In addition, the changes in the scope of consolidation were limited to an impact of €40 million: the impact of the sales of TDF on December 13, 2002, Casema on January 28, 2003, CTE Salvador on October 22, 2003 and the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002 were more than offset by the consolidation of TP Group since April 1, 2002 and eresMas since November 1, 2002.

On a comparable basis, France Telecom’s revenues increased 3.4% in 2003 compared to 2002, reaching €46.121 billion. The increase in consolidated revenues was due to growth at Orange (10.8% on a comparable basis), which represented 35.5% of the overall revenues for 2003 and the double-digit growth of Wanadoo’s activities (26.0% on a comparable basis). These increases offset the decline in revenues from the domestic fixed line business (a decline of 3.0%). Regarding international activities, TP Group’s business increased (1.3% on a comparable basis) and Equant’s global services revenues decreased slightly (a decline of 3.7% on a comparable basis).

The total number of customers of France Telecom and its controlled companies was 117.1 million at December 31, 2003, an increase of 4.8% on a historical basis and 7.0% on a comparable basis, compared to 2002. The number of new subscribers acquired in 2003 amounted to 7.7 million on a comparable basis and were mainly derived from wireless services, which had 6.4 million new active customers in 2003, and Internet activities, which had 0.8 million new customers during 2003. The number of customers in fixed line telephony increased by 0.4 million, mainly in Poland.

The following table sets forth, for the periods ended December 31, 2003 and 2002, the Group’s revenues by segment, before elimination of inter-segment transactions.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange France	7,983	7,651	7,651	4.3%	4.3%
Orange UK	5,819	5,418	5,961	7.4%	(2.4)%
Rest of World	4,315	3,574	3,657	20.7%	18.0%
Inter-segment eliminations	(176)	(180)	(184)	2.2%	4.3%

Orange Segment	17,941	16,463	17,085	9.0%	5.0%

Access, Portals and Merchant	1,708	1,209	1,199	41.3%	42.5%
Directories	918	869	880	5.6%	4.3%
Inter-segment eliminations	(9)	(5)	(4)	(80.0)%	(125.0)%

Wanadoo Segment	2,617	2,073	2,075	26.2%	26.1%

Subscription fees	4,106	4,034	4,034	1.8%	1.8%
Calling services	3,964	4,365	4,365	(9.2)%	(9.2)%
On line services and Internet access	973	852	852	14.2%	14.2%
Other consumer services	2,260	2,417	2,433	(6.5)%	(7.1)%

Consumer services	11,304	11,669	11,685	(3.1)%	(3.3)%

Fixed line telephony	3,327	3,531	3,527	(5.8)%	(5.7)%
Business networks	2,526	2,406	2,385	5.0%	5.9%
Other business services	842	851	1,648	(1.0)%	(48.9)%

Business services	6,695	6,788	7,560	(1.4)%	(11.4)%

Domestic interconnection	1,206	1,261	1,261	(4.3)%	(4.3)%
International operators services	574	610	610	(5.8)%	(5.8)%
Other services	1,586	1,508	1,509	5.2%	5.1%

Carrier services	3,367	3,378	3,379	(0.3)%	(0.4)%

Other revenues	395	453	440	(12.8)%	(10.2)%

Fixed Line, Distribution, Networks, Large Customers and Operators Segment	21,761	22,288	23,064	(2.4)%	(5.6)%

Equant Segment	2,612	2,632	3,156	(0.8)%	(17.2)%

Fixed line services	3,250	3,430	2,884	(5.2)%	12.7%
Wireless telephony	1,025	794	700	29.1%	46.4%
Internet and other revenues	76	59	43	28.8%	76.7%
Inter-segment eliminations	(187)	(179)	(156)	(4.5)%	(19.9)%

TP Group Segment	4,164	4,104	3,471	1.5%	20.0%

Other International Segment	1,621	1,559	2,427	4.0%	(33.2)%

Inter-segment eliminations	(4,595)	(4,510)	(4,648)	(1.9)%	1.1%

Group revenues	46,121	44,609	46,630	3.4%	(1.1)%

1.2.1.2 From revenues to operating income before depreciation and amortization

1.2.1.2.1 Operating expenses before depreciation and amortization excluding personnel costs

Operating expenses before depreciation and amortization excluding personnel costs amounted to €19,579 million in 2003, compared to €21,677 million on a historical basis and €20,701 million on a comparable basis in 2002. The breakdown of such expenses by item is as follows:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

External purchases(1)	(18,012)	(18,981)	(19,992)	(5.1)%	(9.9)%

Of which:
– Purchases of equipment and merchandise	(3,559)	(3,460)	(3,620)	2.9%	(1.7)%
– Studies, fees, sub-contracting (excluding information technology)	(1,135)	(1,579)	(1,640)	(28.1)%	(30.8)%
– Advertising, promotions, sponsoring and brand and sponsoring communication	(1,063)	(1,170)	(1,232)	(9.1)%	(13.7)%
– Information systems	(699)	(837)	(837)	(16.4)%	(16.4)%
– Part-time and receptions	(366)	(607)	(661)	(39.7)%	(44.7)%

Other expenses	(1,567)	(1,721)	(1,685)	(8.9)%	(7.0)%

OPEX excluding personnel costs	(19,579)	(20,701)	(21,677)	(5.4)%	(9.7)%

(1)	Net of capitalized personnel costs

On a historical basis, operating expenses before depreciation and amortization excluding personnel costs decreased 9.7% between December 31, 2002 and December 31, 2003, as compared to a slight decrease in revenues of 1.1%. This decrease in expenses reflected mainly changes in scope of consolidation, resulting principally from the sales of TDF and Casema, the transfer of ownership of the FTM Lebanon network to the Lebanese Government, as well as the effects of exchange rates amounting to over €1 billion (see the table in section 1.1.1. “Principal Operating Results” which sets forth for the financial year 2002, the means of calculation, using historical figures, of figures on a comparable basis).

In comparison to the figures on a comparable basis at December 31, 2002, recalculated to adjust for the effects of scope of consolidation and exchange rates, operating expenses before depreciation and amortization excluding personnel costs decreased 5.4%, as compared to a slight increase in revenues of 3.4% for the same period. The principal savings are derived from the “Fixed Line, Distribution, Networks, Large Customers and Operators” and “Equant” segments.

One of the TOP Program’s objectives is the reduction of external purchases (see section 1.2.2 “Results of the TOP Operational Improvements Program”). External purchases decreased significantly by 9.9% on a historical basis and 5.1% on a comparable basis.

1.2.1.2.2 Personnel costs

Personnel costs included in the calculation of operating income before depreciation and amortization at December 31, 2003 are net of capitalized personnel costs. Personnel costs amounted to €9,239 million in 2003 and €10,036 million on a historical basis and €9,603 million on a comparable basis in 2002.

The following table presents the calculation of personnel expenditure and personnel costs:

(€ millions)	Year ended December 31,		Variations

	2003	2002	2003/2002
		historical	historical
Wages and salaries	(6,986)	(7,535)	(7.3)%
Social charges	(2,471)	(2,705)	(8.7)%

Total personnel expenditure	(9,457)	(10,240)	(7.6)%

Capitalized personnel costs(1)	408	431	(5.3)%
Payroll taxes and other	(190)	(227)	(16.3)%

Total personnel costs	(9,239)	(10,036)	(7.9)%

(1)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by France Telecom.

The analyses below are based upon personnel expenditure. The following table sets forth personnel expenditure, which does not include statutory employee profit sharing or charges relating to discounting or changes in actuarial assumptions relating to the early retirement plan:

(€ millions)	Year ended December 31,		Variations

	2003	2002	2003/2002
		historical	historical
Personnel expenditure
France Telecom S.A.	(5,436)	(5,577)	(2.5)%
Domestic subsidiaries	(1,191)	(1,401)	(15.0)%
Total France	(6,627)	(6,978)	(5.0)%
International subsidiaries	(2,830)	(3,262)	(13.2)%
Group Total	(9,457)	(10,240)	(7.6)%

	Year ended December 31,		Variations

	2003	2002	2003/2002
		historical	historical
Average number of employees (full-time equivalent)
France Telecom S.A.	111,031	117,529	(5.5)%
Domestic subsidiaries	19,069	23,532	(19.0)%
Total France	130,100	141,061	(7.8)%
International subsidiaries	91,557	99,084	(7.6)%
Group Total	221,657	240,145	(7.7)%

	Year ended December 31,		Variations

	2003	2002	2003/2002
		historical	historical
Number of employees (at December 31)
France Telecom S.A.	110,814	117,772	(5.9)%
Domestic subsidiaries	19,083	23,894	(20.1)%
Total France	129,897	141,666	(8.3)%
International subsidiaries	88,626	101,907	(13.0)%
Group Total	218,523	243,573	(10.3)%

Personnel expenditure decreased 7.6% between 2002 and 2003.

France Telecom’s average number of full-time equivalent employees decreased by 18,488 employees, a 7.7% decrease between 2002 and 2003, while the number of employees at December 31, 2003 decreased 10.3% to 25,050.

Excluding the effects of changes in the scope of consolidation, which accounted for a decrease of 8,908 employees (in particular, 4,429 employees at TDF, 2,976 employees at CTE Salvador and 731 employees at Casema), the number of employees at December 31, 2003 decreased by 16,142 employees, from 234,665 at December 31, 2002, to 218,523 at December 31, 2003. Of this decrease, 7,747 employees were located in France (of which 7,500 were employees with permanent contracts (CDI)) and 8,395 were located internationally (of which 5,400 were employees with permanent contracts (CDI)).

This decrease is in line with the estimate of 22,000 employee departures, whether through natural attrition or related to the early retirement plan, between 2003 and 2005. The departures fall within the framework of an agreement for employment and skills management signed in June 2003 with four labor unions. Over 700 employees have volunteered to leave the company to join the public sector. This trend is expected to accelerate during 2004 as a result of recent legislative changes favoring the integration of France Telecom’s public sector employees into other state organizations and defining a structure for the financial assistance ease in their mobility.

Restructuring measures at Equant led to a decrease in headcount and a significant decrease in the need for temporary and external personnel.

External hiring was slowed dramatically during the first half of 2003 in France. It was limited to 1,060 employees, of which 770 employees were hired to support sales teams and research and development.

The use of additional part-time employees (short term contracts and temporary workers) was significantly reduced. At December 31, 2003, the Group had employed approximately 3,500 fewer employees on short term contracts and during the course of the year used approximately 3,300 fewer temporary employees on average.

■	France Telecom S.A.

The average number of employees of France Telecom S.A. decreased 5.5% between 2002 and 2003. The decrease was due mainly to employee departures linked to France Telecom’s early retirement plan. Since the implementation of the early retirement plan in September 1996, 26,011 employees have chosen to accept early retirement under the plan (excluding other pre-existing early departure programs), including 4,413 employees in 2003.

France Telecom S.A.’s personnel expenditures decreased 2.5% between 2002 and 2003. This decrease was due mainly to a reduction in headcount, partially offset by the increase in salaries due to general public sector measures, as well as the increase in the base salaries of employees under a collective bargaining agreement and the increase in provisions in respect of profit sharing (a new agreement for 2004).

■	Subsidiaries in France

The 19.0% decrease in the average number of employees of subsidiaries in France between 2002 and 2003 was mainly due to the sale of TDF.

The variation in personnel expenditures in the French subsidiaries was mainly due to changes in headcount.

■	International subsidiaries

The 7.6% decrease in the average number of employees of international subsidiaries between 2002 and 2003 was principally the result of reductions in headcount at TP Group, Equant, CI Telecom and JTC (in addition to changes in the scope of consolidation relating to the sale of Casema and CTE Salvador).

On a comparable basis, personnel expenditures for international subsidiaries decreased 13.2% primarily due to the following:

-	the positive exchange rate effects of Equant, TP Group and Orange partially offset by the impact of the full consolidation of TP Group (which was only consolidated for nine months in 2002); and

-	a volume effect corresponding to the reduction in average headcount at a constant scope of consolidation, in particular TP Group (a decrease of 14,031 in the average number of full-time equivalent employees) and Equant (a decrease of 2,018 in the average number of full-time equivalent employees).

1.2.1.3 OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

The France Telecom Group’s operating income before depreciation and amortization amounted to €17,303 million at December 31, 2003 compared to €14,917 million at December 31, 2002, representing an increase of 16.0%.

On a comparable basis, operating income before depreciation and amortization amounted to €14,305 million, at December 31, 2002 resulting in an increase of 21.0% in 2003.

1.2.1.4 FROM OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION TO OPERATING INCOME

1.2.1.4.1 Depreciation and amortization (excluding goodwill)

Depreciation and amortization (excluding goodwill) decreased 4.7% on a historical basis between 2002 and 2003 amounting to €7,538 million in 2003 compared to €7,910 million a year earlier.

This decrease was due primarily to the impact of positive exchange rate variations on depreciation and amortization in the Polish zloty, U.S. dollar and pound sterling, amounting to €401 million.

Changes in the scope of consolidation had a negative impact on depreciation and amortization (excluding goodwill) amounting to €29 million. The impact of the consolidation of TP Group over the full year 2003, compared with only nine months in 2002 (a loss of €281 million), was offset by the decreases resulting from withdrawals from the scope of consolidation, including the sale of TDF (€123 million), the sale of Casema (€92 million) and the transfer of ownership of the FTM Lebanon network to the Lebanese Government (€34 million).

Depreciation and amortization (excluding goodwill) reflected the impact of reductions in investments in tangible and intangible assets for the fixed line telephony business in France.

On a comparable basis, depreciation and amortization (excluding goodwill) remained stable. The decrease in depreciation and amortization (excluding goodwill) in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment was offset by increases the in “Orange” segment, particularly in France.

1.2.1.4.2 Amortization of actuarial adjustments in the early retirement plan

At December 31, 2003, the amortization of actuarial adjustments in France Telecom’s early retirement plan amounted to a net charge of €211 million, compared to a charge of €199 million at December 31, 2002, both on historical and comparable bases.

1.2.1.5 OPERATING INCOME

Operating income for the France Telecom Group amounted to €9,554 million at December 31, 2003, compared to €6,808 million a year earlier, an increase of 40.3%. This increase reflected primarily the improvement in operating income before depreciation and amortization between the two periods, in addition to the significant decrease in depreciation and amortization (excluding goodwill).

On a comparable basis, operating income before depreciation and amortization amounted to €6,568 million in 2002, resulting in an increase of 45.5% in 2003.

1.2.1.6 CAPITAL EXPENDITURES

The following table sets forth capital expenditures in 2003 and 2002:

(€ millions)	Year ended December 31,

	2003	2002
Investments in tangible and intangible assets excluding UMTS/GSM licenses(1)	5,086	7,441
Investments in UMTS and GSM licenses	0	134
Financial investments(2)	237	2,228

(1)	See Note 4 of the Notes to the Consolidated Financial Statements “Information by segment of activity”.

(2)	Excluding the repurchase of treasury shares and net of cash acquired.

1.2.1.6.1 Investments in tangible and intangible assets excluding UMTS/GSM licenses (CAPEX)

Investments in tangible and intangible assets excluding UMTS/GSM licenses decreased significantly between 2002 and 2003, a decrease of 31.7% on a historical basis and 26.8% on a comparable basis.

This decrease was mainly the result of:

-	changes in the scope of consolidation, such as the sales of TDF and Casema;

-	fluctuations in exchange rates, mainly for the Polish zloty, pound sterling and U.S. dollar; and

-	savings following the implementation of the TOP Program (see section 1.2.2 “Results of the TOP Operational Improvements Program”), in particular the effects of the TOP Sourcing Program (the new Group purchasing policy), greater selectivity relating to investments in tangible and intangible assets and support of growth areas.

At December 31, 2003, investments in tangible and intangible assets excluding UMTS/GMS licenses amounted to €5,086 million compared with €7,441 million at December 31, 2002 on a historical basis and €6,950 on a comparable basis. The breakdown of these investments by segment is presented in the following table.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange Segment	2,362	3,142	3,281	(24.8)%	(28.0)%
Wanadoo Segment	76	107	108	(29.0)%	(29.6)%
Fixed Line, Distribution, Networks, Large Customers and Operators Segment	1,356	2,097	2,243	(35.3)%	(39.5)%
Equant Segment	248	327	392	(24.2)%	(36.7)%
TP Group Segment	883	1,051	1,045	(16.0)%	(15.5)%
Other International Segment	183	246	396	(25.6)%	(53.8)%
Inter-segment eliminations	(22)	(20)	(24)	(10.0)%	8.3%

Total Group CAPEX	5,086	6,950	7,441	(26.8)%	(31.6)%

The “Orange” and “Fixed Line, Distribution, Networks, Large Customers and Operators” segments provided the most significant gains. Investments in tangible and intangible assets excluding UMTS/GSM licenses were allocated to growth areas (such as ADSL) to ensure the long-term growth of the Group’s leading activities.

The following table sets forth a breakdown of investments in tangible and intangible assets.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

CAPEX	5,086	6,950	7,441	(26.8)%	(31.6)%

Of which:
- 2nd and 3rd Generation wireless radio equipment	1,826	2,133	2,178	(14.4)%	(16.2)%
- Information systems	1,168	1,506	1,493	(22.5)%	(21.8)%
- Other networks	657	1,156	991	(43.2)%	(33.7)%
- ADSL	244	186	187	30.9%	30.5%

Investments in tangible and intangible assets excluding UMTS/GSM licenses are described further below (see section 2.2 “Analysis of operating income and investments in tangible and intangible assets by segment”).

1.2.1.6.2 Acquisitions of UMTS and GSM licenses

■	In 2003, no UMTS/GSM licenses were purchased.

■	In 2002, the Group’s investments included €134 million for the acquisition of the following wireless licenses:

-	€53 million for an additional payment for a GSM license in the Ivory Coast (“Orange” segment);

-	€35 million for the acquisition of a UMTS license in Slovakia (“Orange” segment); and

-	€46 million for the acquisition of a GSM license in Mali (Ikatel) (“Other International” segment).

1.2.1.6.3 Financial investments

■	At December 31, 2003, net cash used in financial investments (excluding repurchases of treasury shares) amounted to €237 million, and principally included the following:

-	The acquisition of 0.24% of Orange’s capital following a tender offer for, followed by a compulsory purchase of Orange shares for €161 million.

Further to a public exchange offer, France Telecom acquired, on October 24, 2003, 604,463,050 additional Orange shares (12.49% of the capital), raising its interest to 4,758,984,293 shares, representing around 98.78% of Orange’s capital and voting rights. In exchange for those Orange shares, France Telecom delivered 95,363,219 existing France Telecom shares and issued 170,600,523 new shares (see Note 25 of the Notes to the Consolidated Financial Statements). The exchange ratio being 11 France Telecom shares for 25 Orange shares, the acquisition cost represents €5,652 million (or €2,026 million for exchange Treasury shares and €3,625 million for newly issued shares), based on France Telecom’s closing share price of €21.25, on October 16, 2003, the date on which the French Financial Markets Council (Conseil des Marchés Financiers (CMF)) published the results of the exchange offer.

On November 20, 2003, France Telecom launched a tender offer (offre publique de retrait) followed by a compulsory purchase of (retrait obligatoire) the outstanding shares in Orange, at a price of €9.50 per Orange share. The tender offer was not extended into the United States and cannot be accepted by holders resident there. Under the compulsory purchase procedure, France Telecom undertook to purchase all Orange shares not tendered into the original public offer (see Note 28 of the Notes to the Consolidated Financial Statements). The timetable for the tender offer as initially set by the CMF provided for a tender offer closing date of December 3, 2003 and the commencement of the compulsory purchase on December 4, 2003. The Association for the Defense of Minority Shareholders (“ADAM”) considered that the price offered in the tender offer was too low and on November 24, 2003 applied to the Paris Court of Appeals for the cancellation of the CMF’s notice accepting France Telecom’s tender offer followed by a compulsory purchase of the outstanding shares in Orange, as well as the approval (visa) by the Commission des opérations de bourse (COB) of the information memorandum relating to this offer. ADAM also applied for a stay of execution in relation to the CMF’s decisions. Further to these applications, the Autorité des Marchés Financiers (AMF) – the French stock exchange regulatory authority which replaced the COB and the CMF – decided to extend the tender offer procedure period until the Paris Court of Appeals has issued its decision. Therefore the compulsory purchase – which was due to commence on December 4, 2003, the day after the planned closing of the tender offer – has been postponed. The Court of Appeals is expected to issue its decision at the end of the first quarter of 2004. At December 31, 2003 France Telecom had acquired 16,915,370 shares under the tender offer, representing €161 million, increasing its stake in Orange to 99.02%. This document does not constitute an extension of the tender offer for Orange shares into the United States or into any other country in which such an offer would be illegal or subject to restrictions (in particular, Canada, Japan, Germany and Italy). The tender offer is not extended into, nor can it be accepted in, and no document related to the offer may be transmitted, directly or indirectly, to the United States or to any of the other countries described above, or to people residing in the United States or in any of the other countries described above, by mail or by any other means of communication or instrumentality of commerce (in particular, without limitation, transmission by facsimile, telex, telephone, or electronic mail) or through any facilities for securities exchange of the United States or of any of the other countries described above.

-	the capital increase of Wind, subscribed for in an amount equivalent to the percentage holding (26.575%), for €35 million;

-	The purchase of minority interests in Wirtualna Polska (30.46%) for €18 million; and

-	Wanadoo’s purchase of minority interests in QDQ Media for €12 million.

■	At December 31, 2002, cash used in financial investments totaled €2,228 million (excluding repurchases of treasury shares and net of the cash acquired in connection with these investments). The principal financial investments included the following:

-	the exercise of the call option on all of NTL’s preferred shares held by financial institutions for $1.1 billion, equivalent to €1,092 million;

-	the purchase of approximately 103 million Orange shares, previously held by E.On, for €950 million, in exchange for the sale of E.On’s equity stake in OCH, formerly Orange Communications S.A., in Switzerland, to Orange S.A.. This purchase was made as part of E.On’s exercise of its put option;

-	Orange’s participation in BITCO Thailand’s capital increase for €69 million;

-	Orange’s participation in Wind’s capital increase in Italy for €48 million;

-	participation in the Novis capital increase for €26 million;

-	Wanadoo’s purchase of an additional share of the minority interest in QDQ Media for €23 million, which raised its holding to 99%;

-	Orange’s participation in the Optimus capital increase in Portugal for €20 million;

-	Orange’s acquisition of the remaining shares in Orange Communications S.A. for €16 million;

-	Wanadoo Portails’ purchase of the minority interests in Wanadoo Editions for €13 million, which raised Wanadoo Portails’ controlling stake in Wanadoo Editions to 100%;

-	the acquisition of Openet Telecom by Orange (Wirefree Services Belgium) and Orange World & Brand for €12 million. Openet Telecom is an Irish company that specializes in implementation and development of tools for managing customer receivables and billing for telecommunications companies; and

-	Wanadoo’s purchase of MyWeb, the Dutch Internet service provider, for €5 million.

Cash used in financial investments was reduced by another €155 million, equivalent to the amount of cash acquired, of which €144 million represented the TP Group’s net cash at April 1, 2002, when it was fully consolidated.

1. 2.2 ANALYSIS OF OPERATING INCOME AND INVESTMENTS IN TANGIBLE AND INTANGIBLE ASSETS BY SEGMENT

In order to better reflect the Group’s evolution and the structure of its operations among its various activities and subsidiaries, France Telecom has identified, starting in the first six months of 2003, the following six business segments: “Orange”, “Wanadoo”, “Fixed Line, Distribution, Networks, Large Customers and Operators”, “Equant”, “TP Group”, and “Other International”.

The following table sets forth the principal operating data by segment data by segment. The figures as of and at December 31, 2002, have been restated according to the new segmentation. The segment data set forth in the following sections, unless otherwise indicated, is presented before elimination of inter-segment transactions. In addition, the changes set forth below are calculated on the basis of data in thousands of euros, even though they are shown in millions of euros.

(€ millions)	At December 31, 2003

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	17,941	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121
Cost of services and products sold	(6,382)	(1,235)	(9,505)	(1,830)	(1,399)	(603)	3,731	(17,223)
Selling, general and administrative expenses	(4,965)	(1,027)	(4,214)	(524)	(897)	(408)	918	(11,117)
Research and development expenses	(16)	(8)	(451)	–	(9)	0	6	(478)
Operating income before depreciation and amortization	6,578	347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)	(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan			(211)				0	(211)
Operating income	4,265	250	4,066	(168)	890	314	(63)	9,554
CAPEX	2,362	76	1,356	248	884	183	(23)	5,086
UMTS/GMS licenses	–	–	–	–	–	–	–	–
Operating income before depreciation and amortization – CAPEX	4,216	271	6,234	11	975	425	85	12,217
Average number of employees (full-time equivalent)	30,722	6,568	120,037	9,872	43,451	11,007	–	221,657

(€ millions)	At December 31, 2002 (on a comparable basis)

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	16,463	2,073	22,288	2,632	4,104	1,559	(4,510)	44,609
Cost of services and products sold	(5,977)	(1,037)	(10,161)	(1,860)	(1,475)	(702)	3,576	(17,636)
Selling, general and administrative expenses	(5,491)	(977)	(4,680)	(605)	(900)	(428)	975	(12,106)
Research and development expenses	(21)	(4)	(530)	0	(9)	(1)	3	(562)
Operating income before depreciation and amortization	4,974	56	6,918	167	1,719	427	44	14,305
Depreciation and amortization	(2,270)	(107)	(3,377)	(435)	(945)	(297)	(106)	(7,537)
Amortization of actuarial adjustments in the early retirement plan			(199)					(199)
Operating income	2,704	(51)	3,342	(268)	774	130	(63)	6,568
CAPEX	3,142	107	2,097	327	1,051	246	(20)	6,950
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization – CAPEX	1,832	(51)	4,821	(160)	668	181	64	7,355
Average number of employees (full-time equivalent)	31,471	6,701	126,922	11,928	57,482	11,747	0	246,251

(€ millions)	At December 31, 2002 (historical)

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	17,085	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630
Cost of services and products sold	(6,200)	(1,016)	(10,541)	(2,232)	(1,254)	(1,027)	3,711	(18,559)
Selling, general and administrative expenses	(5,715)	(965)	(4,784)	(725)	(757)	(612)	979	(12,579)
Research and development expenses	(24)	(4)	(540)	–	(8)	(2)	2	(576)
Operating income before depreciation and amortization	5,146	90	7,199	200	1,453	784	45	14,917
Depreciation and amortization	(2,364)	(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan			(199)
Operating income	2,782	(6)	3,496	(321)	653	278	(74)	6,808
CAPEX	3,281	108	2,243	392	1,045	396	(24)	7,441
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization – CAPEX	1,865	(18)	4,956	(192)	408	388	68	7,475
Average number of employees (full-time equivalent)	30,876	6,761	131,311	11,928	45,222	14,047	–	240,145

1. 2.2.1 ORANGE SEGMENT

The “Orange” segment includes mobile telephone services worldwide, in France and in the United Kingdom, except for mobile telephone services not contributed to Orange (principally Voxtel in Moldavia, FTM Lebanon, and PTK Centertel in Poland).

At December 31, 2003, Orange’s controlled subsidiaries had 49.1 million customers.

Orange analyzes its activities as follows:

-	“France”, which comprises metropolitan France, Orange Caraïbe and Orange Réunion;

-	“United Kingdom”;

-	“Rest of World”, which includes Belgium, Botswana, Cameroon, Denmark, the Dominican Republic, Egypt, the Ivory Coast, Madagascar, The Netherlands, Romania, Slovakia and Switzerland. Rest of World also includes Orange’s minority interests in Austria, India, Portugal and Thailand. The minority interest held in Wind was sold on July 1, 2003; and

-	“Support services”, which includes activities for the development of wireless services for the entire segment, in addition to general selling and administrative costs and other shared expenses.

1.2.2.1.1 Operating indicators for the Orange segment

The table below sets out the main operating indicators of the “Orange” segment at December 31, 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	17,941	16,463	17,085	9.0%	5.0%

Network revenues	16,394	14,937	15,488	9.8%	5.8%

Operating income before depreciation and amortization	6,578	4,974	5,146	32.2%	27.8%

Operating income before depreciation and amortization/Revenues	36.7%	30.2%	30.1%

Operating income	4,265	2,704	2,782	57.7%	53.3%

CAPEX	2,362	3,142	3,281	(24.8)%	(28.0)%

Investments in UMTS/GSM licenses	0	88	88	ns	ns

Operating income before depreciation and amortization less CAPEX	4,216	1,832	1,865	130.1%	126.1%
Average number of employees (full-time equivalent)	30,722	31,471	30,876	(2.4)%	(0.5)%

The table below sets forth the main restatements in the calculation of figures on a comparable basis for the “Orange” segment in 2002. The changes in the scope of consolidation relate to the transfer of the wireless activity in Egypt (ECMS/Mobinil) from the “Other International” segment to the “Orange” segment from July 1, 2002, with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of full-time employees

2002 figures on a historical basis	17,085	5,146	2,782	3,281	1,865	30,876

Entry into the scope of consolidation:
Mobinil, ECMS	199	95	46	43	53	596

Other changes in scope of consolidation	(1)	0	0	0	(1)	(1)

Exchange rate variations(2)	(820)	(267)	(124)	(182)	(85)

2002 figures on a comparable basis	16,463	4,974	2,704	3,142	1,832	31,471

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

The exchange rate effects on the information on a comparable basis are as follows:

(€ millions)	Variations on a comparable basis (unaudited)

Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

Pound (Sterling)	GBP	(543)	(135)	(53)	(105)	(31)

Pound (Egyptian)	EGP	(158)	(84)	(48)	(27)	(57)

US Dollar	USD	(65)	(24)	(6)	(14)	(10)

Other currencies		(54)	(24)	(17)	(36)	13

Exchange rate variations		(820)	(267)	(124)	(182)	(85)

1.2.2.1.2 Revenues

The table below sets forth, for the periods ended 2003 and 2002, revenues for the Orange segment.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Orange France(1)	7,983	7,651	7,651	4.3%	4.3%

Orange UK	5,819	5,418	5,961	7.4%	(2.4)%

Orange Rest of World	4,315	3,574	3,657	20.7%	18.0%

Inter segment eliminations	(176)	(180)	(184)	(2.2)%	(4.3)%

Orange revenues	17,941	16,463	17,085	9.0%	5.0%

Number of customers at December 31 (millions)	49.1	44.4	44.4	10.8%	10.8%

(1)	Includes revenues from French overseas departments through Orange Caraïbes and Orange Réunion.

On a historical basis, Orange’s revenues increased 5.0% between 2002 and 2003. This growth was partly due to the consolidation of Mobinil/ECMS, which was partially offset by the negative impact of exchange rate variations, particularly from revenues in pounds sterling, Egyptian pounds and U.S. dollars.

On a comparable basis, Orange’s revenues reached €17.9 billion at December 31, 2003, an increase of 9.0%. This increase was related to the 9.8% growth of network revenues. The increase in the number of customers (49.1 million at December 31, 2003), supported by the integration and roll-out of the Orange brand, was 10.8% in 2003. This increase was combined with a positive trend in ARPU (average annual revenue per user – see section 6.5 “Glossary”), particularly in France and the United Kingdom, as a result of the development of “non-voice” services, which increased 24.9%, representing 12.7% of network revenues in 2003 compared to 10.7% in 2002 on a comparable basis.

■	Orange France Revenues

The following table sets forth Orange France’s revenues and operating data.

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)	7,983	7,651	7,651	4.3%	4.3%

Total number of customers (in thousands)	20,329	19,216	19,216	5.8%	5.8%

Of which:
Contract customers (in thousands)	11,763	10,683	10,683	10.1%	10.1%

Prepaid customers (in thousands)	8,566	8,533	8,533	0.4%	0.4%

Average annual revenue per user (ARPU) (€)	379		377		0.5%
Average monthly usage per user (AUPU) (in minutes)	158		143		10.5%

Revenues for Orange France increased 4.3% at December 31, 2003 (on both a historical and comparable basis). This growth was principally due to the 5.5% increase of network revenues due to the increase in the number of active customers (an increase of 5.8%, reaching 20.3 million at December 31, 2003). Simultaneously, ARPU (average annual revenue per user) at December 31, 2003 increased for the first time during the year from €377 to €379. ARPU calculated on the basis of quarterly revenues showed growth from the second quarter of 2003. This improvement was the result of several factors:

-	the evolution of average monthly usage per user which increased 10.5% compared to an annual growth of 3.6% at December 31, 2002;

-	the effect of the increase in number of contract customers for whom ARPU is 3.4 times greater than prepaid customers. Contract customers represented 58% of the total number of active customers at December 31, 2003 compared to 56% a year earlier; and

-	the change in ARPU benefited from the progression of “non-voice” services, which accounted for 11.7% of network revenues at December 31, 2003, compared with 8.9% a year earlier.

ARPU increased despite the impact of the successive decreases of approximately 15% in the price of calls made from fixed line networks to the Orange France network, which occurred in March 2002 and January 2003. A third decrease in price of approximately 12.5% was implemented from January 2004.

In 2003, as for the preceding years, billing between mobiles operators in France was effectuated following the “Bill & Keep” arrangement.

The “Bill & Keep” (literally “billed and kept”) refers to the method by which the mobile operator bills the subscriber who makes the call for the whole amount of the outgoing call towards another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal part of the other mobile operator’s network.

Orange currently believes that mobile operators will discontinue using the “Bill & Keep” system during the first half of 2004.

Discontinuing use of the “Bill & Keep” arrangement would lead to an increase in Orange France revenues in 2004 and to the recording of charges as to the paying back of fees, for an equivalent amount.

■	Orange UK Revenues

The following table sets forth revenues and operating data for Orange UK. The data presented on a comparable basis for 2002 takes into account the negative impact of the exchange rate variations in the pound sterling.

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)	5,819	5,418	5,961	7.4%	(2.4)%

Total number of customers (in thousands)	13,649	13,312	13,312	2.5%	2.5%

Of which:
Contract customers (in thousands)	4,457	4,238	4,238	5.2%	5.2%

Prepaid customers (in thousands)	9,192	9,074	9,074	1.3%	1.3%

Average annual revenue per user (ARPU) (€)(1)	271		259		4.6%
Average monthly usage per user (AUPU) (in minutes)	146		140		4.3%

(1)	Before October 1, 2002, revenues from incoming calls from customers who switched from Orange UK to one of the other UK networks, while retaining their Orange numbers (mobile number portability or “MNP”), were included in calculating Orange UK’s overall ARPU and the ARPU for contract customers. Beginning October 1, 2002, these revenues were excluded from the calculation of Orange UK’s GSM network revenues and, consequently, from total ARPU and from ARPU for contract customers.

On a historical basis, revenues for Orange UK decreased 2.4% at December 31, 2003, as a result of the negative impact of exchange rate variations in the pound sterling.

On a comparable basis and excluding the effects of exchange rate variations, Orange UK’s revenues increased 7.4% on a comparable basis, corresponding to the 7.5% increase in network revenues in 2003.

This sustained growth of network revenues was the result of:

-	the 4.6% growth, as measured in pounds sterling, of ARPU. This growth was partially attributable to the development of “non-voice” services, which accounted for 15.9% of network revenues at December 31, 2003, compared with 14.3% in 2002. ARPU increased 16.2% between 2002 and 2003;

-	the positive effect of the increase in the number of contract customers for whom ARPU is 4.6 times greater than for prepaid customers. Contract customers represented 32.7% of the total number of active customers at December 31, 2003 compared to 31.8% at December 31, 2002; and

-	the 2.5% increase in the number of active customers, reaching 13.6 million active customers at December 31, 2003 compared with 13.3 million a year earlier.

On July 24, 2003, call termination rates for the four wireless telephone operators in the United Kingdom were reduced by 15%.

In May 2003, the Office of Telecommunications (“OFTEL”), the regulatory authority in the United Kingdom, acting in an advisory capacity, published a proposal for a decrease in call termination rates to mobile telephones over a period of three years based on the recommendations of the British Competition Commission. The reduction is equal to the Retail Price Index of 15% per year (for Vodafone and O2) or 14% per year (for Orange and T-Mobile) from April 1, 2003 through March 31, 2006. The implementation of this three-year tariff reform was delayed, and it is unlikely that it will become effective during the period from April 1, 2003 through March 31, 2004. As a result, on December 19, 2003, OFTEL published another proposal for a decrease in call termination rates from April 1, 2004 through March 31, 2006, with a more pronounced reduction during the first year and an additional reduction equal to the Retail Price Index of 11% for the second year. If these proposals do not change at the end of the advisory period, they may come into effect during the period from April 1, 2004 through March 31, 2005.

■	Orange Rest of World Revenues

The following table sets forth revenues and the number of customers for Orange Rest of World. The data presented on a comparable basis for 2002 reflects (i) the changes in scope of consolidation, in particular the transfer to Orange on July 1, 2002 of the 71.25% interest in Mobinil and (ii) the negative impact of the exchange rate variations in the Egyptian pound:

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues (€ millions)	4,315	3,574	3,657	20.7%	18.0%

Total number of customers (in thousands)	15,161	11,839	11,839	28.1%	28.1%

On a historical basis, revenues for Orange Rest of World increased 18.0%.

On a comparable basis, revenues for Orange Rest of World increased 20.7% at December 31, 2003, which reflected the 23.1% growth in network revenues.

The growth in network revenues resulted primarily from the 28.1% increase (on a comparable basis) in the number of active customers, supported by the integration and roll-out of the Orange brand. Since January 1, 2003, the number of customers increased by 3.3 million, primarily in Romania, Egypt, Slovakia and Belgium.

On a comparable basis, the 20.7% increase in Orange Rest of World’s revenues was mainly linked to the results achieved in Belgium, Romania, Switzerland and Egypt.

1.2.2.1.3 Operating Expenses Before Depreciation and Amortization

The following table sets forth operating expenses before depreciation and amortization by destination in 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(6,382)	(5,977)	(6,200)	6.8%	2.9%

Selling, general and administrative expenses	(4,965)	(5,491)	(5,715)	(9.6)%	(13.1)%
Research and development expenses	(16)	(21)	(24)	(24.9)%	(35.0)%

The following table sets forth the restatements in the calculation of operating expenses before depreciation and amortization on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

2002 figures on a historical basis	(6,200)	(5,715)	(24)

Changes in the scope of consolidation	(70)	(33)	0

Exchange rate variations(2)	293	257	3

2002 figures on a comparable basis	(5,977)	(5,491)	(21)

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

■	Cost of services and products sold

The cost of services and products sold in the “Orange” segment principally includes the cost of purchasing handsets and accessories, the cost of operating and maintaining the network, interconnection fees to other operators’ networks, the cost of leased connections and the cost of purchasing minutes sold by Orange’s subsidiaries that are service providers.

The cost of services and products sold in the “Orange” segment amounted to €6,383 million in 2003 compared to €6,201 million in 2002 on a historical basis, a 2.9% increase between the two years.

On a comparable basis, the cost of services and products sold increased 6.8% and was mainly due to the increase in the number of customers (particularly the increase in the cost of interconnection fees to other operators’ networks because of the increase in the number of calls and the acquisition cost of handsets sold to new customers), activities relating to maintenance of the network and a portion of the costs related to customer retention.

■	Selling, general and administrative expenses

Selling expenses for the “Orange” segment consist of commissions paid to distributors for new customers, publicity and marketing costs, costs relating to the implementation of programs for customer retention, costs related to direct sales and to the distribution of handsets and accessories, the cost of customer services, billing costs and the costs relating to bad debt. Administrative expenses for the “Orange” segment consist of financial, planning, regulatory oversight and legal expenses. They also include general expenses arising from facilities and offices, general personnel expenses, on-going training and expenses for the information system.

Selling, general and administrative expenses for the “Orange” segment reached €4,965 million in 2003 compared to €5,714 million in 2002 (on a historical basis), a decrease of 13.1%.

On a comparable basis, this was a decrease of 9.6% between 2002 and 2003. As a result, selling, general and administrative expenses of the “Orange” segment as a percentage of revenues has decreased from 33.3% in 2002 to 27.7% in 2003. This decrease was due in particular to the decrease of expenses for marketing, publicity and communication, in addition to the reduction in commissions paid to distributors for the acquisition of new customers and the sale of prepaid cards (in the United Kingdom). This was partially offset by the increase in the commissions paid to distributors for the renewal of handsets resulting from the drive for retention of customers who generate higher revenues.

■	Evolution of customer acquisition and retention costs

In the majority of the countries where Orange operates, the costs of customer acquisition have decreased, in parallel with an increase in the costs of customer retention, which reflects the evolution of Orange’s markets towards commercial strategies favoring customers (contract customers) who generate higher revenues rather than towards the acquisition of new clients. The costs of customer acquisition and retention are accounted for partly in the line item “Cost of services and products sold” and partly in the line item “Selling, general and administrative expenses”.

On a comparable basis, total customer acquisition costs for the “Orange” segment decreased 14.2% between 2002 and 2003. This decrease was offset by a 44.2% increase in customer retention costs resulting from the expenses made to retain clients in a competitive environment.

On a comparable basis, the decrease of total customer acquisition costs was considerable in France (28.3%) and the United Kingdom (8.3%). This decrease was offset by the significant increase in customer retention costs (68.7% in France and 11.7% in the United Kingdom). As a percentage of the “Orange” segment’s revenues, customer acquisition and retention costs have decreased from 11.9% in 2002 to 10.9% in 2003 in France and from 14.8% in 2002 to 13.6% in 2003 in the United Kingdom. The success of the policy to migrate prepaid customers to contracts was evidenced in France by the decrease of the churn rate for contract clients. The churn rate in France decreased from 21.6% in 2002 to 18.3% in 2003. In the United Kingdom the churn rate increased from 17.5% at December 31, 2002 to 22.6% at December 31, 2003 as a result of the increased churn rate of prepaid customers.

■	Research and development expenses

Research and development expenses amounted to €16 million in 2003, compared to €24 million in 2002, decreasing 35% between the two years on a historical basis.

On a comparable basis, this was a decrease of 25% between 2002 and 2003.

1.2.2.1.4 Operating Income Before Depreciation and Amortization

The “Orange” segment’s operating income before depreciation and amortization grew 27.8% on a historical basis, to €6,578 million at December 31, 2003, compared to €5,146 million at December 31, 2002. This significant growth reflected the notable improvement in operating profitability across the segment, with the rate of the margin of operating income before depreciation and amortization over total revenues increasing from 30.1% at December 31, 2002, to 36.7% at December 31, 2003. This development reflected strong margin growth in Orange’s principal markets (France and the United Kingdom) and significant growth in international operations, which all produced, for the first time, positive operating income before depreciation and amortization.

On a comparable basis, the “Orange” segment’s operating income before depreciation and amortization grew by 32.2% between December 31, 2002 and December 31, 2003, to €6,578 million in 2003, compared to €4,974 million for the period one year earlier. On the same comparable basis, the rate of the margin of operating income before depreciation and amortization over total revenues increased from 30.2% at December 31, 2002, to 36.7% at December 31, 2003.

1.2.2.1.5 Depreciation and Amortization (excluding goodwill)

The following table sets forth the amount of depreciation and amortization (excluding goodwill) for 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(2,313)	(2,270)	(2,364)	1.8%	(2.2)%

The following table sets forth the restatements in the calculation on a comparable basis of depreciation and amortization (excluding goodwill).

(€ millions)	Variations on a comparable basis(1) (unaudited)

Depreciation and amortization (excluding goodwill)
2002 figures on a historical basis	(2,364)

Changes in the scope of consolidation	(49)

Exchange rate variations(2)	143

2002 figures on a comparable basis	(2,270)

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Depreciation and amortization (excluding goodwill) amounted to €2,313 million in 2003, compared with €2,364 million in 2002 (on a historical basis), a decrease of 2.2% which was mainly due to the favorable exchange rate variations, partially offset by the consolidation of the wireless activities in Egypt.

On a comparable basis, depreciation and amortization (excluding goodwill) increased 1.8% between 2002 and 2003. The provisions mainly concern network infrastructure and depend upon the level of investment.

Until the present, the amortization of intangible assets did not represent a significant element of this line item. In the future, the acquisition costs of the UMTS licenses acquired in the United Kingdom, The Netherlands, Switzerland, France, Belgium, Denmark and Slovakia, in addition to those which may be acquired in the future, will be amortized on a straight-line basis from the date at which the related network is technically ready for the commercial launch of service.

1.2.2.1.6 Operating Income

On a historical basis, the “Orange” segment’s operating income increased 53.3% to €4,265 million for the period ended December 31, 2003.

On a comparable basis, the increase was 57.7% and reflected the improvement in the segment’s operating profitability, despite the slight increase in provisions for depreciation and amortization of tangible and intangible fixed assets.

1.2.2.1.7 Investments in Tangible and Intangible Assets

■	Investments in Tangible and Intangible Assets (excluding UMTS licenses)

Excluding UMTS and GSM licenses, investments in tangible and intangible assets by the “Orange” segment showed a significant decrease of 28.0%, to €2,362 million in 2003, compared to €3,281 million in 2002 on a historical basis.

On a comparable basis, the decrease was 24.8%. This decrease was due to the postponement of investments estimated to amount to between €7 billion and €8 billion for the three years 2003 to 2005. Orange’s strategy has remained unchanged, leading the Orange Group to offer an optimized network everywhere it operates. In addition, Orange is about to begin a new phase of investment intended to solidify its growth.

The decrease in tangible and intangible investments, which reflect the effects of the TOP Sourcing Program, included the following:

-	in France, expenses related to investments in tangible and intangible assets increased by 5.9%, as compared to 2002. This increase was due to unchanged second generation expenditures and initial expenditures for the development of the third generation network (UMTS);

-	in the United Kingdom, investments in tangible and intangible assets decreased significantly (34.1% decrease on a historical basis, mainly the result of exchange rate variations in the pound sterling, and 27.5% on a comparable basis), compared to December 31, 2002, reflecting a slowdown in second generation expenses while expenses for the third generation networks (UMTS) in 2003 were less significant than expected due to deferrals into 2004; and

-	Orange’s investments in tangible and intangible assets in Rest of World decreased by almost half, mainly because of the finalization of network roll-out projects in Switzerland and The Netherlands, as well as the termination of operations in Sweden.

■	Acquisitions of mobile licenses

No mobile licenses were acquired during 2003.

Acquisitions of mobile licenses in 2002 amounted to €88 million, including a €53 million additional payment for the acquisition of a GSM license in the Ivory Coast and a €35 million payment for the acquisition of a UMTS license in Slovakia.

The table below lists the acquired UMTS licenses at December 31, 2003.

Country	Company	France Telecom’s Interest(1)	Cost of the license at the date of acquisition	Awarded	Period

		(in %)	(€ billions)		(years)

The Netherlands	Orange Nederland	99.02%	0.44	July 2000	15

UK	Orange Personal Communications Services	99.02%	6.60	September 2000	20

Switzerland	Orange Communications S.A.	99.02%	0.04	December 2000	15

Belgium	Mobistar	50.29%	0.15	March 2001	20

France	Orange France	99.02%	0.62 plus 1% of annual UMTS revenues	August 2001	20

Denmark	Orange A/S	66.57%	0.1	September 2001	20
Slovakia	Orange Slovensko	63.25%	0.04	July 2002	20

(1)	Direct or indirect holding including the dilution following the listing of Orange S.A..

Orange does not expect to tender for new UMTS licenses involving significant costs.

“Mobile Licenses” for the “Orange” segment at December 31, 2003, principally included the net value of the licenses for the operation of GSM and UMTS networks in the United Kingdom (€6.4 billion), France (€0.6 billion) and The Netherlands (€0.4 billion).

Licenses for the operation of wireless UMTS networks will be amortized on a straight line basis from the date at which the corresponding network is technically ready for an effective launch of the service.

The postponement of the development and roll-out of the UMTS networks and services led France Telecom to review at December 31, 2003, as it did at December 31, 2002, as set forth in Note 2 of the Notes to the Consolidated Financial Statements, the present value of the UMTS license in the United Kingdom (which had a net book value of €5.8 billion at December 31, 2003). At the Orange PCS level, given the very close relationship of second generation (“2G”) and third generation (“3G”) services offerings, both from a commercial and technical point of view, this review consisted of comparing the net book value of 2G and 3G intangible assets and property, plants and equipment, with the expected cash flows over the remaining life of the UMTS license on the basis of the most recent and updated business plan, discounted at 9%. On the basis of this review, no impairment charge was necessary. The possible moderately unfavorable evolution (below 10%), of expected cash flows would lead to a depreciation of the use value of second and third generation tangible and intangible assets in the United Kingdom, including the allocated licenses.

A GSM license was awarded to Orange France for 15 years from March 25, 1991, expiring in March 2006. Pursuant to the terms of the license, the conditions for its renewal, as for SFR’s license, will be decided not later than March 2004. The French telecommunications regulatory body, the ART (“Autorité de regulation des telecommunications”) launched a call for comments in July 2003, based on a renewal scenario that retains the current frequency allocations. In January 2004, the ART published a summary of the public opinion consultation. France Telecom cannot foresee the new conditions that will be applicable within the framework of this license following its renewal, and in particular, cannot dismiss the possibility that the cost to the operator may be significantly higher than the current cost of the license fees.

France Telecom can neither foresee what the new applicable conditions will be, within the framework of the new licence from the date of its renewal; nor exclude that the cost for the operator be significantly greater than the current cost of license service fees.

1.2.2.1.8 Operating Income before Depreciation and Amortization less CAPEX

Operating income before depreciation and amortization less CAPEX increased 2.3 times between 2002 (on both a historical and a comparable basis) and 2003, reaching €4,216 million.

This growth resulted from the positive trend in operating income before depreciation and amortization combined with a decrease in investments in tangible and intangible assets, excluding licenses.

1.2.2.2 WANADOO SEGMENT

France Telecom holds 71.13% of the share capital of Wanadoo.

The “Wanadoo” segment includes Internet access, portals, e-Merchant sites, and directories. These activities have been grouped within Wanadoo S.A. since 2000.

Wanadoo is a leader in the European Internet and directories market with over 9.1 million customers for Internet Access and over 641,000 directories’ advertisers at December 31, 2002. Wanadoo is the leading Internet provider in France and the United Kingdom, the second-leading in Spain and the third-leading in The Netherlands. Wanadoo has over 2.4 million cable and ADSL subscribers.

Wanadoo groups its businesses under two principle divisions:

-	“Access, Portals and e-Merchant”, and

-	“Directories”.

1.2.2.2.1 Operating Indicators for the Wanadoo segment

The table below sets forth the main operating indicators of the “Wanadoo” segment at December 31, 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	2,617	2,073	2,075	26.2%	26.1%
Operating income before depreciation and amortization	347	56	90	ns	ns
Operating income before depreciation and amortization / Revenues	13.3%	2.7%	4.4%
Operating income	250	(51)	(6)	ns	ns
CAPEX	76	107	108	(28.7)%	(29.5)%
Operating income before depreciation and amortization less CAPEX	271	(51)	(18)	ns	ns
Average number of employees (full-time equivalent)	6,568	6,701	6,761	(2.0)%	(2.9)%

The change in method for the calculation of revenues from the sale of advertising spots in electronic directories implemented in 2003 led to a reduction in revenues of €14 million and in operating income of €12 million. In 2003, the impact on the net income of the Group was a loss of €5 million (a loss of €8 million on the net income of the Wanadoo Group). The initial effect of this change in accounting method amounted to a reduction of €39 million of the Group share, recorded in “Other movements” in the statement of changes in shareholders’ equity at December 31, 2003 (see Note 25 of the Notes to the Consolidated Financial Statements).

The table below sets forth for 2002 the main restatements in the calculation of figures on a comparable basis for the “Wanadoo” segment. The variations in the scope of consolidation relate mainly to the full consolidation of eresMas on November 1, 2002 (rebranded Wanadoo Espana on January 1, 2003, following the merger), with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	2,075	90	(6)	108	(18)	6,761

Entry into the scope of consolidation: EresMas	59	(39)	(60)	5	(44)

Other changes in the scope of consolidation	(27)	6	15	(5)	11	(60)

Other variations(2)	(12)	(9)	(9)	0	(9)

Exchange rate variations(3)	(22)	8	9	(1)	9

2002 figures on a comparable basis	2,073	56	(51)	107	(51)	6,701

(1)	Before elimination of inter-segment transactions figures.

(2)	Change in accounting method of revenues from advertising sold in electronic directories.

(3)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

1.2.2.2.2 Revenues

The following table sets forth revenues for the “Wanadoo” segment for 2002 and 2003 and the distribution between the two divisions.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Access, portals and e-Merchant	1,708	1,209	1,199	41.3%	42.5%
Directories	918	869	880	5.6%	4.3%
Inter sub-segment eliminations	(9)	(4)	(4)	ns	ns

Wanadoo revenues	2,617	2,073	2,075	26.2%	26.1%

Of which:
– Revenues in France	1,997	1,619	1,646	23.3%	21.3%
– Revenues outside France	620	454	429	36.6%	44.5%

Number of active users(1) (in thousands)	9,153	8,416	8,535	9%	7%
Of which:
– Active users in France	4,520	3,924	3,924	15%	15%
– Active users outside France	4,633	4,492	4,611	3%	0%

(1)	Subscribers who connected at least once during the past 30 days based on figures for June.

On a historical basis, Wanadoo’s revenues grew by 26.1% between December 31, 2002 and December 31, 2003. In addition to the positive impact of the acquisition of eresMas, this growth reflected the positive impact of the growth of Internet access (particularly broadband), partially offset by the negative impact of exchange rate fluctuations. International operations contributed 23.7% to revenues from “Access, portals, and e-Merchant” during 2003, compared to 20.7% during 2002. “Access, portals and e-Merchant” activities increased 42.5% while “Directories” activities increased 4.3%.

On a comparable basis, revenues increased by 26.2% between December 31, 2002 and December 31, 2003, with growth of 41.3% in “Access, portals and e-Merchant” operations and 5.7% in the “Directories” business.

■	Revenues from “Access, portals and e-Merchant”

Revenues from “Access, portals and e-Merchant” operations increased 42.5% on a historical basis at December 31, 2003 a result of the consolidation of eresMas (rebranded Wanadoo Espana following the merger) and 41.3% on a comparable basis.

This increase was mainly due to revenues from Internet Access services, which increased 47% (€1,514 million in 2003 compared to €1,031 million in 2002). The increase in the number of broadband (ADSL and cable) users was particularly rapid, reaching approximately 2.4 million users in 2003 (27% of its European subscriber base at December 31, 2003) compared with 1.4 million a year earlier, contributing significantly to the increase in ARPU (average monthly revenue per user).

In France, the rapid development of broadband access that began in 2002 continued, with 1.8 million Wanadoo broadband subscribers in France at December 31, 2003, a 74% increase compared with 2002. ARPU for all offers increased 17.9%, reaching €17.80 per month.

In the United Kingdom, the rapid increase in access revenues was due to a growth in contract customers, which accounted for 43% at December 31, 2003 of total active customers of 2.6 million compared to 38% at December 31, 2003, out of a total of 2.57 million active customers. At December 31, 2003, Freeserve had 158,000 ADSL users compared to 49,000 a year earlier. The transformation of the customer base led ARPU for all available offers to increase to €9.10 per month, an increase of 35.8% compared to 2002.

In Spain, access revenues experienced strong growth due to the growing proportion of contract customers, which accounted for 54% of total active customers at December 31, 2003. In addition, migration from low speed access to ADSL access had a positive impact, with the number of Wanadoo ADSL subscribers in Spain reaching 190,000 at December 31, 2003, representing 12.7% of the 1.5 million active users at that date.

In The Netherlands, Wanadoo had 544,000 customers at December 31, 2003. Broadband customers represented 53.1% of the total customer base and ARPU amounted to €7.50.

Revenues from the portals business increased 18% from €117 million in 2002 to €138 million in 2003, despite the negative impact of the sale of Wanadoo Editions. Advertising revenues from Wanadoo’s portals increased significantly in 2003 despite a flat advertising market in the countries where Wanadoo operates.

Revenues from e-Merchant increased 10%, reaching €56 million in 2003 compared to €51 million in 2002, generated by steady growth in the number of orders from Alapage, which reached over 1.2 million orders, an increase of 22% compared to 2002.

■	Revenues from “Directories”

Revenues from “Directories” reached €918 million in 2003, an increase of 4.3%, on a historical basis and an increase of 5.6% on a comparable basis due to the development of online directory services in France (revenues amounted to €885 million in 2003). Revenues from online directories (including Minitel and Internet advertising and site creation) increased 8% to €221 million. Revenues from pagesjaunes.fr increased 24%.

1.2.2.2.3 Operating Expenses Before Depreciation and Amortization

The following table sets forth operating expenses before depreciation and amortization by destination in 2002 and 2003.

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(1,235)	(1,037)	(1,016)	19.1%	21.6%
Selling, general and administrative expenses	(1,027)	(977)	(965)	5.1%	6.4%
Research and development expenses	(8)	(4)	(4)	125.1%	126.1%

The following table sets forth the restatements in the calculation of figures on a comparable basis impacting operating expenses before depreciation and amortization by destination.

(€ millions)	Variations on a comparable basis(1) unaudited

	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

2002 figures on a historical basis	(1,016)	(965)	(4)

Other variations(2)	(43)	(21)	0

Exchange rate variations(3)	22	9	0

2002 figures on a comparable basis	(1,037)	(977)	(4)

(1)	Before elimination of inter-segment transactions figures.

(2)	Includes changes in the scope of consolidation and changes in accounting methods for revenues from online directories.

(3)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

■	Cost of services and products sold

The cost of services and products sold for the “Wanadoo” segment amounted to €1,235 million in 2003, compared to €1,016 million in 2002 on a historical basis, an increase of 21.6% between the two years.

On a comparable basis, this was a 19.1% increase. As a percentage of revenues, cost of services and products sold decreased from 50% in 2002 to 47% in 2003 as a result of the significant efforts made to optimize costs in all activities.

Between 2002 (on a comparable basis) and 2003, the cost of goods and services sold for “Access, portals and e-Merchant” activities increased 25.6%, while revenues increased 41.3%. This improvement of the ratio of costs of services and products sold to revenues resulted from efforts made in the area of customer relations costs, the optimization of network costs for access offers and the rationalization of portal operations. In the “Directories” business, the cost of services and products sold decreased 3.1%, while revenues increased 5.7%. This variation was linked mainly to costs of paper and printing and the optimization of print runs.

■	Selling, general and administrative expenses

Selling, general and administrative expenses for the “Wanadoo” segment increased 6.4% between 2002 and 2003, reaching €1,027 million in 2003 compared to €965 million in 2002 (on a historical basis) due mainly to increased broadband sales.

On a comparable basis, this was a 5.1% increase between 2002 and 2003. As a percentage of revenues, selling, general and administrative expenses for the “Wanadoo” segment were 39% in 2003 compared to 47% in 2002. The improvement in the level of selling, general and administrative expenses for “Access, portals and e-Merchant” activities was mainly due to cost control relating to sales and marketing expenditures, within the framework of Wanadoo’s desire to pursue its growth, acquire new customers and encourage the migration of its subscriber base towards paying or broadband services.

■	Research and development expenses

Research and development expenses amounted to €8 million in 2003 compared to €4 million in 2002 on both a historical and comparable basis.

1.2.2.2.4 Operating Income Before Depreciation and Amortization

At December 31, 2003, Wanadoo’s operating income before depreciation and amortization increased significantly, reaching €347 million on a historical basis, compared to €90 million at December 31, 2002. On a comparable basis, operating income before depreciation and amortization increased to €347 million from €56 million at December 31, 2002. As a percentage of revenues, operating income before depreciation and amortization amounted to 13.3% in 2003, compared to 2.7% in 2002 on a comparable basis. Operating income before depreciation and amortization for “Access, portals and e-Merchant” activities improved significantly compared to December 31, 2002 (€45 million at 31 December, 2003, compared to a loss of €192 million at December 31, 2002 on a comparable basis). Operating income before depreciation and amortization for the “Directories” business increased 19.6% on a comparable basis, from €280 million in 2002 to €335 million in 2003.

1.2.2.2.5 Depreciation and Amortization (excluding goodwill)

The following table sets forth the amount of depreciation and amortization (excluding goodwill) for 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(97)	(107)	(96)	(8.8)%	1.3%

The following table sets forth the restatements in the calculation of figures on a comparable basis of depreciation and amortization (excluding goodwill).

(€ millions)	Variations on a comparable basis(1) (unaudited)

Depreciation and amortization (excluding goodwill)
2002 figures on a historical basis	(96)

Other variations(2)	(12)

Exchange rate variations(3)	1

2002 figures on a comparable basis	(107)

(1)	Before elimination of inter-segment transactions figures.

(2)	Includes changes in the scope of consolidation and changes in the accounting method for revenues from online directories.

(3)	Impact of the differences between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Depreciation and amortization remained stable, amounting to €97 million in 2003, compared with €96 million in 2002 on a historical basis.

On a comparable basis, depreciation and amortization decreased approximately 9% between 2002 and 2003. This decrease corresponded to investments made in “Access, portals and e-Merchant” activities. In the “Directories” activities, depreciation and amortization related principally to the assets of Pages Jaunes and QDQ Media.

1.2.2.2.6 Operating Income

On a historical basis, operating income showed significant growth, increasing from negative €6 million at December 31, 2002, to €250 million at December 31, 2003.

Given the decrease in provisions for amortization of tangible and intangible assets of “Access, portals, and e-Merchant” activities, and the quasi-stability of the “Directories” activities, operating income experienced significant growth, increasing from negative €51 million at December 31, 2002, on a comparable basis, to €250 million at December 31, 2003.

1.2.2.2.7 Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets for the “Wanadoo” segment decreased significantly by 29.5% between 2002 and 2003, on a historical basis.

On a comparable basis, Wanadoo’s investments in tangible and intangible assets decreased by approximately 28.7% between 2002 and 2003. “Access, portals and e-Merchant” activities showed a decrease of €28 million on this same basis of comparison, while investments by the “Directories” business remained virtually stable (a decrease of €3 million). The decrease for “Access, portals and e-Merchant” activities was principally due to the reduction in the production for audiovisual and game products (Wanadoo Editions was sold during the summer) and the significant structural investments made in 2002 for Wanadoo’s platforms in France, which were not renewed in 2003.

1.2.2.2.8 Operating Income before Depreciation and Amortization less CAPEX

The amount of operating income before depreciation and amortization less CAPEX showed a distinct improvement, increasing from negative €18 million on a historical basis and negative €51 million on a comparable basis at December 31, 2002 to €271 million at December 31, 2003. This increase reflected the improvement in operating income before depreciation and amortization combined with Wanadoo’s reduction in investments in tangible and intangible assets.

1.2.2.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS SEGMENT

The “Fixed Line, Distribution, Networks, Large Customers and Operators” segment includes the France Telecom Group’s fixed line services, mainly in France, in particular fixed line telephony, services to operators, business services, cable TV, retail agencies, and the sale and rental of equipment, as well as support functions (including research and development services, logistics, outsourcing and purchasing) and the information system division.

1.2.2.3.1 Operating indicators for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment

The table below sets forth the main operating indicators of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment at December 31, 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	21,761	22,288	23,064	(2.4)%	(5.6)%
Operating income before depreciation and amortization	7,590	6,918	7,199	9.7%	5.4%
Operating income before depreciation and amortization/Revenues	34.9%	31.0%	31.2%
Operating income	4,066	3,342	3,496	21.6%	16.3%
CAPEX	1,356	2,097	2,243	(35.4)%	(39.6)%
Investments in UMTS/GSM licenses
Operating income before depreciation and amortization less CAPEX	6,235	4,821	4,956	29.3%	25.8%
Average number of employees (full-time equivalent)	120,037	126,922	131,311	(5.4)%	(8.6)%

The table below sets forth for 2002 the main segment restatements in the calculation of figures on a comparable basis for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment. The changes in scope of consolidation relate mainly to the sale of TDF on December 13, 2002, with effect from January 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	23,064	7,199	3,496	2,243	4,956	131,311

Withdrawal from the scope of consolidation:
TDF	(731)	(285)	(162)	(138)	(147)	(4,341)

Other variations	(12)	6	6	1	6	(10)

Exchange rate variations(2)	(33)	(2)	2	(9)	6

2002 figures on a comparable basis	22,288	6,918	3,342	2,097	4,821	126,960

(1)	Before elimination of inter-segment transactions figures.

(2)	Difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

1.2.2.3.2 Revenues

Revenues from the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment is divided among three sub-segments: Consumer services, Business services and Carrier services. In addition there are “Other revenues” relating to support services, particularly Research and Development and information technology services provided to the other segments of the France Telecom Group.

The distribution of customers in the “Consumer” or “Business” markets is determined on the basis of a multi-criteria analysis based upon the value of the customer. The analysis considers the revenues perceived by France Telecom from the customer, the services used, their future growth potential and, where applicable, the need for personalized customer services. “Consumer services” are designed especially for household customers, independent contractors and businesses with no more than five employees, although varying depending on the type of business. The “Business services” activity comprises services designed for businesses with more than five employees and to the Large Accounts (companies with over 200 employees). The “Carrier services” activity corresponds to sales achieved with other telecommunications operators and third party Internet Access Providers (IPs), and include wireless services by satellite.

The table below sets forth the revenues for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Consumer Services	11,304	11,669	11,685	(3.1)%	(3.3)%
Business Services	6,695	6,788	7,560	(1.4)%	(11.4)%
Carrier Services	3,367	3,378	3,379	(0.3)%	(0.4)%
Other revenues	395	453	440	(12.8)%	(10.2)%

Fixed Line, Distribution, Networks, Large Customers and Operators revenues	21,761	22,288	23,064	(2.4)%	(5.6)%

On a historical basis, revenues of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment decreased 5.6% in 2003 compared to 2002. The decrease was mainly due to the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment was 2.4% (amounting to €527 million), due, in large part, to revenues from fixed line telephony, which represented two-thirds of the segment’s revenues.

In particular, revenues from “telephone communications” from subscriber lines decreased by 9.5% (amounting to €597 million) in 2003 (Consumer and Business services). Approximately half of this decrease corresponded to the impact of the 12% decrease in the average cost of calls to mobiles due to tariff decreases in 2002 and in January 2003. In addition, this reflected the impact of the complementary tariff reductions related to increased discounts granted to businesses. Furthermore, revenues from telephone communications by consumers and businesses were affected by a loss of market share, particularly in the market for local traffic, which was opened to competition from January 1, 2002, although the rate of loss of France Telecom’s market share decreased significantly during 2003. France Telecom’s market share for local traffic was 75.8% in December 2003, a decrease of 5.1 points in 2003 compared to a market share loss of 15.9 points in 2002. France Telecom’s market share for long distance traffic was 61.8%, a loss limited to 2.5 points.

The decrease in revenues from telephone communications in 2003 was partially offset by the effect of the rapid development of ADSL, for which revenues from the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 87.7% in a year, reaching €695 million in 2003 (including revenues from the unbundling of lines), compared to €370 million in 2002. Including revenues from low speed consumer Internet, revenues from the Internet for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment (consumers, sales to third party ISPs and the unbundling of lines) were €1,167 billion, compared to €919 million in 2002, an increase of 26.9% in a year. In addition, the 5.0% increase on a comparable basis of revenues from “business networks” was achieved due to the steady increase of data network (13.0% increase on a comparable basis), in particular revenues from services linked to Internet and Intranet for businesses, which increased 26.3% in 2003 compared with 2002.

The total number of telephone lines in France reached 33.9 million at December 31, 2003 compared to 34.1 million at December 31, 2002, a decrease of 0.6%. This number includes digital (Numeris) channels (expressed as line-equivalents, with each channel corresponding to one line), which accounted for 5.0 million lines at December 31, 2003 compared to 4.9 million at December 31, 2002, or an annual increase of 2.3%.

■ Revenues from Consumer services

The table below sets forth the revenues and other operating information for Consumer services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Subscription fees	4,106	4,034	4,034	1.8%	1.8%
Telephone communications	3,964	4,365	4,365	(9.2)%	(9.2)%
Online services and Internet access	973	852	852	14.2%	14.2%
Other consumer services	2,260	2,417	2,433	(6.5)%	(7.1)%

“Consumer services” revenues	11,304	11,669	11,685	(3.1)%	(3.3)%

Number of consumer telephone lines(1) (2) (in millions)	27.6	27.9	27.9	(0.9)%	(0.9)%

Voice telecommunications of consumer subscribers (in billions of minutes)	59.2	63.7	63.7	(7.1)%	(7.1)%

Number of prepaid communication subscribers(2) (in millions)	8.8	6.7	6.7	31.2%	31.2%

Consumer traffic for online services and low speed Internet access (in billions of minutes)	23.3	23.0	23.0	1.2%	1.2%

Number of consumer subscriptions to ADSL, excluding wholesales to ISPs(2) (in thousands)	1,763	1,014	1,014	74.0%	74.0%

(1)	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of consumer Numeris channels at December 31, 2003 amounted to 1.1 million, an increase of 1.4% compared with 2002.

(2)	At the end of the period.

Consumer subscriptions

The increase in revenues from subscription fees was principally due to price increases for subscriptions which came into effect on July 20, 2002 to reflect the rate of inflation since October 2000.

The basic monthly subscription fee was increased from €12.55, tax included, to €13.00, tax included, representing an increase of €0.45, or 3.6%. The monthly fee for small business subscribers was increased by an identical amount, increasing from €12.65, excluding tax to €13.10, excluding tax. The fee for small business “Presence” contracts increased by €0.50, increasing from €16.30, excluding tax, to €16.80, excluding tax per month. The charge for Numeris lines is, as in the past, adjusted in the “Presence” small business contract subscription. Revenues were also affected by the ongoing development of free services for standard subscriptions, such as Call Waiting, Call Forwarding, Three-Way Conferencing and Caller Identification.

These favorable developments were partially offset by the fact that the Unlisted Number option became free as of August 6, 2003, and, to a slightly lesser extent, the 0.9% decrease in the number of consumer-subscribed telephone lines.

Consumer telephone communications

Revenues from consumer telephone communications decreased 9.2% in 2003 compared to the previous year. This decrease was due to (i) the impact of the 12% decrease in the average cost of calls to mobiles due to tariff decreases in 2002 and 2003 and (ii) the impact of the loss of market share, in particular, in the market for local traffic, which was opened to competition as of January 1, 2002.

At the same time, calling packages continued to grow rapidly, with 8.8 million subscribers at December 31, 2003, an increase of 31.2% over the previous year. Calling packages accounted for 21.2% of telephone communications revenues at December 31, 2003 compared to 12.4% at December 31, 2002.

They are responsible for the significant growth of the share of recurring revenues for consumer subscribers. In 2003, revenues from subscriptions and calling packages represented 60.4% of total revenues of subscriptions and telephone communications compared to 53.9% in 2002.

Consumer online and Internet access services

The overall increase of 14.2% in consumer online services and Internet access revenues in 2003 was mainly linked to the development and the wholesale sale of ADSL access to Wanadoo in France. The revenues for this operation have more than doubled compared to 2002, reflecting the rapid growth of ADSL. At December 31, 2003, the number of ADSL accesses sold to Wanadoo amounted to 1.535 million compared with 756,000 a year earlier.

In addition, the number of direct customer subscriptions to the “ADSL line” (range of access to France Telecom’s ADSL network, which allows subscribers to choose their own ISP) amounted to 229,000 subscribers at December 31, 2003 compared to 258,000 at December 31, 2002, a decrease of 11.2% in the number of subscribers.

Finally, revenues from “Information and operator services” increased 8.3% compared to 2002 due to an increase in calls originating from mobile telephones.

The effect of these positive developments was partially offset by (i) the 13.7% decline in revenues from telephone communications for low-speed Internet access sold to Wanadoo and (ii) the 23.9% decline in revenues from Teletel kiosk services, linked to the downward trend in Teletel traffic during the year (a 23.1% decrease).

Other consumer services

The table below sets forth information concerning other consumer services provided for the years ended December 31, 2002 and 2003, and the variations between these periods expressed in percentage changes:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Equipment sales and rentals	1,149	1,102	1,102	4.3%	4.3%
Payphones and telephone cards	453	589	589	(23.1)%	(23.1)%
Cable television	151	140	153	8.1%	(1.2)%
Other consumer products	506	586	589	(13.7)%	(14.1)%

Other consumer services revenues	2,260	2,417	2,433	(6.5)%	(7.1)%

Volume of payphone and telephone card traffic (in billions of minutes)	2.1	2.6	2.6	(18.8)%	(18.8)%
Number of payphones(1) (in thousands)	190.3	199.6	199.6	(4.7)%	(4.7)%
Number of cable network subscribers(1) (in thousands)	855	820	854	4.3%	0.1%

(1)	At the end of the period.

Equipment sales and rentals

The annual growth of 4.3% in revenues from “Equipment sales and rentals” for consumers in 2003 was related to the sustained development of sales of mobile equipment and talktime Mobicarte recharges by the distribution network of France Telecom stores in France. Sales of equipment and mobile services increased 31.4% compared to 2002 and amounted to 44% of revenues from “Equipment sales and rentals” in 2003.

At the same time, equipment rentals and maintenance of Minitels (telematic terminals) continued to experience a downward trend, while the sale of equipment of fixed line services was marked by (i) the impact of reductions in the price of ADSL modems (whose volume remained dynamic) and (ii) the decrease in sales of other equipment (in particular telephones and fax machines).

Payphones and telephone cards

Revenues for “Payphones and telephone cards” decreased 23.1% in 2003, compared to 2002, due mainly to the significant decrease of 18.8% in the overall volume of traffic in 2003 compared to 2002. Payphone traffic, particularly affected by the development of wireless services, maintained its downward trend with an annual decrease of 16%, following a decrease of 17.0% in 2002. Similarly, traffic for telephone cards (France Telecom cards and “Tickets téléphone”) decreased 25.1% in 2003, compared to a 7.9% decrease in 2002, which reflected the significant decrease in the traffic for “Tickets de téléphone”, which had previously been increasing steadily. The marketing of two “Tickets de téléphone” since January 15, 2004 to call either North Africa, or Europe and the United States, at particularly favorable rates, is expected to renew telephone card activity in 2004.

Cable television

The 1.2% decrease on a historical basis of revenues from “Cable television” in 2002 was linked to the merger on December 29, 2002 of the subsidiary Wanadoo Interactive Cable (cable ISP) with Wanadoo Interactive, whose revenues are included in the “Wanadoo” segment discussed above.

On a comparable basis, revenues from “Cable television” increased 8.1% due to (i) the 2.5% increase, on a comparable basis, in the number of subscribers and (ii) the positive evolution of the product mix resulting from the progressive shift of subscriptions to more lucrative digital offers.

Other consumer products

The 13.7% decrease in revenues from “Other consumer products” on a comparable basis related to services from the distribution network of stores in France provided to other partners of the France Telecom Group (mainly Orange France and Wanadoo Interactive) for the sale of their services. The impact of the decrease in prices for these services in 2003 was partially offset by the increase in the volume of services provided during 2003. In addition, this reflected an increase of 13.4% in other services provided by France Telecom S.A.’s call centers to these same partners.

■ Revenues from Business services

The table below sets forth the revenues and other operating information for Business services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Business fixed line telephony	3,327	3,531	3,527	(5.8)%	(5.7)%

Business networks	2,526	2,406	2,385	5.0%	5.9%

Other business services	842	851	1,648	(1.1)%	(48.9)%

Business services revenues	6,695	6,788	7,560	(1.4)%	(11.4)%

Number of business telephone lines(1) (2) (in millions)	5.9	5.9	5.9	0.9%	0.9%

Voice traffic of business subscribers (in billions of minutes)	21.5	23.5	23.5	(8.8)%	(8.8)%

Business traffic in online services and low speed Internet access (in billions of minutes)	19.5	17.8	17.8	9.7%	9.7%

Total number of permanent accesses to data networks(1) (in thousands)	227.0	190.5	190.5	19.2%	19.2%

Of which:
Number of accesses for Internet and Intranet(1) (in thousands)	150.6	110.4	110.4	36.5%	36.5%

Total number of leased lines to businesses	231.2	264.5	264.5	(12.6)%	(12.6)%

(1)	At the end of the period.

(2)	This number includes analog (standard) lines and Numeris (ISDN) channels, each of which is counted as one line. The number of business Numeris channels at December 31, 2003 amounted to 3.7 million, an increase of 2.9% compared with 2002.

Revenues from Business services decreased 11.4% in 2003 on a historical basis, mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues amounted to 1.4%. The 5.8% decrease in “Business fixed line telephony” revenues was partially offset by the 5.0% increase in “Business networks” revenues.

Business fixed line telephony

The 5.8% decline in revenues on a comparable basis for “Business fixed line telephony” was related to the 10.2% decrease on a comparable basis of “Business telephone communications”, partially offset by the 1.3% increase in revenues on a comparable basis from “Telephone subscriptions”.

Business telephone communications

Revenues from business telephone communications contributed almost half of the revenues from business fixed line telephony in 2003. Revenues decreased 10.2% on a comparable basis (10.1% on a historical basis) compared to the previous year. This decrease was linked to (i) the 12% decrease in the average cost of calls to mobiles due to the tariff decreases in 2002 and 2003; (ii) the effects of reduced prices resulting from volume discounts awarded to businesses, and (iii) the effect of the decrease in revenues from business telephone communications was due to the effect of a loss in market share, mainly for local traffic, which was opened to competition on January 1, 2002.

Business telephone subscriptions

“Business telephone subscriptions” amounted to approximately 40% of the revenues of “Business fixed line telephony” in 2003. The 1.3% annual increase on a comparable basis was related to (i) the increase in the subscription price on July 20, 2002 (see “Revenues from consumer services–Consumer subscriptions”), (ii) the development of additional services such as Incoming Call Routing to the called party’s number or conference calling, and (iii) to a lesser extent, the overall 0.9% increase in the number of equivalent telephone lines which reached 5.9 million equivalent telephone lines at December 31, 2003. These positive effects were partially offset by the fact that the Unlisted Number option became a free service as of August 6, 2003.

Online business services

“Online business services” are principally comprised of the Audiotel telephone kiosk activities, which group the electronic information services available by telephone, such as home banking services and weather reports. Revenues from “online business services” decreased 9.7% compared to 2002 due to (i) the increase in fees passed on to providers of the kiosk services (these payments were accounted for as deductions from gross revenues from calls) and (ii) to a lesser extent, the 3.6% decrease in the volume of calls made from fixed line telephone subscribers.

Business networks

Revenues from business networks increased 5.0% on a comparable basis (5.9% on a historical basis). The 13.0% increase in revenues from data transmission solutions on a comparable basis (€1.9 billion in 2003) was partially offset by the 13.7% decrease of revenues from leased lines on a comparable basis (€627 million in 2003).

In data transmission solutions, Internet and Intranet-related services experienced very substantial growth (26.3% at December 31, 2003 compared to 2002) and represented 60% of the revenues from data transmission services in 2003. Revenues from Frame Relay services stabilized, while standard data transmission products (mainly the switching of X25 packages) continued on a downward trend, decreasing 10.5% at December 31, 2003 compared to the preceding year.

Similarly, the decrease in revenues from leased lines reflected the transfer of businesses towards data transmission solutions, which include services in addition to the leasing of basic infrastructure. The overall decrease in leased lines amounted to 12.6%, corresponding mainly to analog and digital low and medium speed lines, while broadband digital lines increased 2.0% compared to the preceding year.

Other business services

The following table sets forth other business services revenues and other operating indicators for the periods ended December 31, 2002 and 2003, and the percentage changes between the two year-end periods.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Equipment sales and rentals	313	347	351	(9.9)%	(10.7)%

Audiovisual	384	364	1,142	5.5%	(66.4)%

Miscellaneous other services	145	140	155	4.1%	(6.3)%

Other business services revenues	842	851	1,648	(1.0)%	(48.9)%

Revenues from “Other business services” decreased 48.9% in 2003 on a historical basis, mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, the decrease in revenues amounted to 1.0%. The 9.9% decrease in revenues from equipment sales and rentals was partially offset by the 5.5% increase in revenues from audiovisual and other business services.

Equipment sales and rentals

The 9.9% decrease on a comparable basis from business equipment sales and rentals reflected the decline in equipment sales, in particular business commutation switches, fax machines, and videoconference and office equipment. Similarly, sales of market room equipment remained stable while rentals and maintenance of business commutation switches increased 14.9% compared to the previous year.

Audiovisual

The 66.4% decrease on a historical basis of revenues from audiovisual services in 2003 was mainly due to the impact of the sale of TDF on December 13, 2002. On a comparable basis, audiovisual services increased 5.5% due mainly to development of activity in Europe and Asia.

Miscellaneous other services

Revenues from miscellaneous other services decreased 6.3% on a historical basis due to the grouping of Internet services of certain subsidiaries in “Business networks”. The 4.1% increase on a comparable basis of miscellaneous other services related to Internet consultation services, engineering services and management of business networks.

■ Revenues from Carrier services

Carrier services include (i) domestic interconnection services with other domestic operators, (ii) services provided in France to international operators (incoming international traffic and transit services), (iii) “Other carrier services”, in particular the wholesale sale of ADSL access to third-party Internet access providers, data services to operators and services related to unbundling of access to telephone lines in France. In addition, it also includes backbone networks out of France, backbone networks outside France, satellite services, the laying and maintenance of submarine cables and management and network engineering .

The following table sets forth the revenues and other operating information for France Telecom’s Carrier services for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Domestic interconnection (€ millions)	1,206	1,261	1,261	(4.3)%	(4.3)%

International operators services (€ millions)	574	610	610	(5.8)%	(5.8)%

Other services (€ millions)	1,586	1,508	1,509	5.2%	5.1%

Total Carrier services revenues (€ millions)	3,367	3,378	3,379	(0.3)%	(0.4)%

Domestic interconnection traffic (billions of minutes)	42.9	40.5	40.5	5.9%	5.9%

Internet interconnection traffic (billions of minutes)	33.9	30.2	30.2	12.3%	12.3%

Incoming international traffic (billions of minutes)	3.7	3.8	3.8	(3.1)%	(3.1)%

Domestic interconnection

“Domestic interconnection” revenues recorded a limited decline of 4.3% in 2003. Revenues from call termination (call traffic originating from third-party operators and Orange France), which accounted for most of the domestic interconnection revenues, decreased 3.6%. The 5.9% increase in call termination traffic was more than offset by (i) the impact of the development of direct connections with commuted switch operators of third-party networks, which are less lucrative for France Telecom; and, (ii) the impact of price decreases in the 2003 interconnection catalogue that were more moderate than in previous years.

At the same time, revenues from low speed interconnection Internet access traffic, which accounted for approximately 10% of domestic interconnection revenues, decreased 10.0% in 2003. The impact of the 12.3% growth in traffic volumes was largely offset by the development of contract Internet interconnection implemented at the beginning of 2002. This resulted in significant decreases in pricing for low speed Internet access traffic compared to the traditional per-minute billing system (contract Internet interconnection enables the user to pay for interconnection in terms of number of accesses independently of the number of actual minutes).

International operators services

Revenues from “international operators services” decreased 5.8% in 2003, mainly due to the particularly strong decline in transit services (circuit leasing and re-routing of calls), which decreased 41.5% in a market segment that remains highly competitive. At the same time, revenues from incoming international traffic, which accounted for nearly half of revenues from international operators services, decreased 15.6% in 2003, due to the 9.6% average reduction in fees for incoming calls billed by France Telecom to international operators and, to a lesser extent, (i) the negative 3.7% impact of exchange rate variations compared to 2002 and (ii) the 3.1% decline in incoming international traffic compared to the previous year.

The decrease in transit services and incoming international traffic was partially offset by the development of network services provided to fixed line and wireless operators of the other segments of the France Telecom Group, in particular “Orange” and “Other International”.

Other carrier services

The following table sets forth revenues and other operating data for “Other carrier services” for the periods ended December 31, 2002 and 2003 and the variations between the two periods expressed as percentages.

	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Data services to operators (€ millions)	686	696	696	(1.3)%	(1.3)%

Online services and Internet access (€ millions)	265	170	170	56.1%	56.1%

Other miscellaneous services (€ millions)	634	642	643	(1.2)%	(1.4)%

Total revenues – Other carrier services (€ millions)	1,586	1,508	1,509	5.2%	5.1%

Number of connections leased to operators(1) (in thousands)	60.9	62.9	62.9	(3.2)%	(3.2)%

Number of ADSL access lines sold to third-party ISPs(1) (in thousands)	1,204.2	345.5	345.5	ns	ns

Number of unbundled lines(1) (in thousands)	275.6	6.7	6.7	ns	ns

Of which:
Number of fully unbundled lines(1) (in thousands)	3.8	1.3	1.3	186.4%	186.4%

(1)	At the end of the period.

Data services to operators

The 1.3% overall decline in 2003 in revenues from data services to operators reflected the 3.1% decline in the number of lines leased to third-party operators. The effect of the favorable mix achieved by the increasing number of digital broadband lines was partially offset by a decrease in the average duration of leased lines.

Online services and Internet access

The strong growth in revenues from online services and Internet access, which increased 56.1% in 2003, reflected the rapid development of wholesale ADSL access sales to third-party ISPs. The number of ADSL access accounts billed to third-party ISPs increased 3.5 times in one year, reaching 1.2 million access accounts at December 31, 2003 compared to 345,000 at December 31, 2002.

The impact of these increases was partially offset by the 13.4% decrease in low speed Internet access communications revenues directly billed by France Telecom to subscribers of third-party ISPs, which reflects the recent development of interconnection services especially for the Internet (revenues from billing the network operators are included in “Domestic interconnection” and “Revenues from Carrier services”).

Other miscellaneous services

The decrease in revenues from service contracts to satellite operators and, to a lesser extent, the decrease in services for the laying and maintenance of submarine cables was partially offset by (i) the sustained growth of revenues from the unbundling of telephone lines in France, (ii) the increase in revenues from backbone networks outside France (North America, Europe and Asia) and (iii) the development of wireless services by satellite, particularly in the maritime sector.

■ “Other revenues”

“Other revenues” of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment include revenues generated by: (i) the increase in value of research and development activities (revenues from licenses and software) and (ii) consulting and engineering services for information systems for telecommunications operators. In addition, “Other revenues” includes revenues from services billed to subsidiaries from the Group’s other segments, in particular (i) computing services, within the framework of the pooling of the Group’s information system services and (ii) rentals of property.

The table below sets forth the revenues for “Other revenues” of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment for the periods ended December 31, 2002 and December 31, 2003 and the variations between the two periods, expressed as percentages.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues from Other revenues	395	453	440	(12.7)%	(10.2)%

The 12.7% decrease in revenues from “Other revenues” on a comparable basis in 2003 was due, equally, to (i) the significant decline in consulting and engineering services for information systems for telecommunications operators and (ii) the decrease in revenues from rentals of property to subsidiaries of other segments. At the same time, research and development revenues remained stable compared to the previous year, contributing approximately one quarter of the revenues of “Other revenues” in 2003. Similarly, revenues from information systems services to subsidiaries of other segments remained generally stable and represented approximately one third of “Other revenues”.

1.2.2.3.3 Operating Expenses Before Depreciation and Amortization

The table below sets forth operating expenses before depreciation and amortization by destination in 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(9,505)	(10,161)	(10,541)	(6.5)%	(9.8)%
Selling, general and administrative expenses	(4,214)	(4,680)	(4,784)	(10.0)%	(11.9)%
Research and development expenses	(451)	(530)	(540)	(14.9)%	(16.4)%

The table below sets out the restatements in the calculation of figures of operating expenses before depreciation and amortization on a comparable basis:

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

2002 figures on a historical basis	(10,541)	(4,784)	(540)

Changes in the scope of consolidation and others	358	96	10

Exchange rate variations(2)	22	8	0

2002 figures on a comparable basis	(10,161)	(4,680)	(530)

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate December 31, 2002 and the exchange rate December 31, 2003.

■ Cost of services and products sold

Costs of services and products sold for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment amounted to €9,505 million in 2003, compared to €10,541 million in 2002 on a historical basis, a 9.8% decrease between the two years, partly due to the sale of TDF.

This decrease amounted to 6.5% on a comparable basis, a savings of €656 million. This decrease, recorded for the most part in external expenses, was the result of a significant internalization effort and can be principally attributed to an 11.5% decrease in the level of external purchases, representing a savings of €503 million. The savings included the following:

-	the total amount of purchases and payments to operators decreased, mainly due to the decline in the average cost of call termination rates for calls from mobile telephones.

-	External purchases, excluding purchases and payments to operators, decreased, mainly due to the effects of TOP projects, particularly TOP Sourcing in relation to the renegotiation of agreements and whose effects were evident in the following items: sub-contracting, fees, computing and merchandise purchasing.

-	A stable level of personnel costs.

See section 1.2.2 “Results of the “TOP” Operational Improvements Program”.

■ Selling, general and administrative expenses

Selling, general and administrative expenses for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment amounted to €4,214 million in 2003, compared to €4,784 million in 2002 on a historical basis, an 11.9% decrease between the two years.

On a comparable basis, selling, general and administrative expenses decreased 10.0% (a savings of €466 million) between 2002 and 2003. This decrease was principally due to:

-	the decrease in external purchases, mainly as a result of cost control measures pursuant to TOP projects (computing, advertising and sponsoring).

-	the significant decrease in the level of customer provisions, principally in the Business market (project relating to debt collection and identification of disputed debt claims).

-	the decrease in the level of personnel costs, relating principally to the reduction of the workforce in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment.

See section 1.2.2 “Results of the “TOP” Operational Improvements Program”.

■ Research and development expenses

Research and development expenses amounted to €451 million in 2003, compared to €540 million in 2002, a 16.4% decrease between the periods on a historical basis.

On a comparable basis, the decrease amounted to 14.9% between 2002 and 2003. This decrease was due to the refocusing of research and development activities towards innovations with growth potential and by streamlining the portfolio of projects, particularly those of strategic interest for France Telecom. This refocusing was in addition to a strict implementation of the TOP savings plans.

France Telecom focuses its innovation strategy around growth services. To achieve this, France Telecom’s research and development is centered around:

-	the acceleration and extension of the roll-out of broadband in France, both for residential services (voice, image, electronic surveillance) and also for computing for businesses;

-	changes in the mobility of wireless activities to provide for access in any location; and

-	the introduction of systems increasing the interoperability of telecommunications services with customer management independent from networks.

1.2.2.3.4 Operating Income Before Depreciation and Amortization

On a historical basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased 5.4% due to the sale of TDF.

On a comparable basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased 9.7% between 2002 and 2003, mainly due to the effects of the implementation of TOP projects. The savings achieved largely offset the decrease in revenues. Operating income before depreciation and amortization compared to revenues was 34.9% in 2003, compared to 31.0% in 2002 on a comparable basis.

1.2.2.3.5 Depreciation and Amortization (excluding goodwill) and amortization of actuarial adjustments in the early retirement plan

The table below sets forth the amount of depreciation and amortization (excluding goodwill) for 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(3,313)	(3,377)	(3,504)	(1.9)%	(5.4)%

Amortization of actuarial adjustments in the early retirement plan	(211)	(199)	(199)	6.2%	6.2%

The table below sets forth the restatements in the calculation of figures on a comparable basis of depreciation and amortization (excluding goodwill):

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Depreciation and amortization (excluding goodwill)	Amortization of actuarial adjustments in the early retirement plan

2002 figures in historical basis	(3,504)	(199)

Changes in the scope of consolidation and others	122	0

Exchange rate variations(2)	5	0

2002 figures on a comparable basis	(3,377)	(199)

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Provisions for depreciation and amortization amounted to €3,313 million in 2003, compared to €3,504 million in 2002 on a historical basis, a decrease of 5.4%, partly due to the sale of TDF.

On a comparable basis, the decrease amounted to 1.9% between 2002 and 2003 and reflected the significant decrease in investments in tangible and intangible assets for this segment.

1.2.2.3.6 Operating Income

On a historical basis, operating income increased 16.3% despite the negative impact of the sale of TDF.

On a comparable basis, operating income for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 21.6%, reflecting the favorable effect of the growth in operating income before depreciation and amortization, in addition to the decrease in provisions for depreciation and amortization of tangible and intangible assets.

1.2.2.3.7 Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets by the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment declined by 39.6% on a historical basis between 2002 and 2003, and decreased by 35.4% on a comparable basis.

The significant savings in investments on a comparable basis in 2003 compared to 2002 were due to the joint effects of the policy for voluntary rationalization of investments implemented through the TOP projects and the TOP Sourcing Program for the optimization of contracts signed. Overall, investments decreased €742 million, or 35.4%, on a comparable basis in 2003 compared to 2002.

During 2003, network investments, which amount to 71% of investments in tangible and intangible assets of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, decreased €351 million, or 27% on a comparable basis compared to 2002.

However, investments relating to Internet spending and broadband, a strong growth sector, increased significantly in 2003 compared to their 2002 levels. In 2003, such investments represented 35% of network investments:

-	ADSL: investments in ADSL equipment increased by €38 million, a 22% increase in one year. The ADSL customer base grew significantly, increasing by over 1.6 million users at December 31, 2003 compared to December 31, 2002 (at December 31, 2003, the customer base amounted to 3.1 million ADSL access users);

-	Other Internet-specific equipment: Similarly to ADSL, these investments remained stable during 2003, despite a decline in unit prices.

Investments for other network equipment (local loop, shared network resources, switched networks, other networks, cable networks and miscellaneous) decreased €384 million in 2003, or 38% compared to 2002. These investments related principally to “renewal” equipment.

The principal savings included the following:

-	Spending on computing decreased by €168 million, or 36%;

-	Investments in real estate decreased by €68 million, or 56% compared to 2002.

1.2.2.3.8 Operating Income before Depreciation and Amortization less CAPEX

On a historical basis, operating income before depreciation and amortization less CAPEX for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 25.8% between 2002 and 2003.

This growth was 29.3% on a comparable basis. It reflected a significant decrease in investments in tangible and intangible assets, combined with an increase in operating income before depreciation and amortization.

1.2.2.4 EQUANT SEGMENT

The “Equant” segment was created following the merger of Equant and Global One on July 1, 2001. The merger produced the leader in the field of worldwide services of data transmission to businesses by the extent of its geographical coverage and seamless network and the diversity of its voice and data services.

At December 31, 2003, France Telecom held 54.15% of Equant’s share capital.

1.2.2.4.1 Operating indicators for the “Equant” segment

The table below sets forth the main operating indicators of the “Equant” segment at December 31, 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	2,612	2,632	3,156	(0.8)%	(17.2)%
Operating income before depreciation and amortization	259	167	200	54.9%	29.3%
Operating income before depreciation and amortization/Revenues	9.9%	6.3%	6.3%
Operating income	(168)	(268)	(321)	37.1%	47.5%
CAPEX	248	327	392	(24.1)%	(36.7)%
Operating income before depreciation and amortization less CAPEX	11	(160)	(192)	106.6%	105.5%
Average number of employees (full-time equivalent)	9,872	11,928	11,928	(17.2)%	(17.2)%

The following table sets forth the restatements in the calculation of figures on a comparable basis of the Equant segment in 2002, including euro/US dollar exchange rate variations:

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	3,156	200	(321)	392	(192)	11,928

Exchange rate variations(2)	(523)	(33)	53	(65)	32

2002 figures on a comparable basis	2,632	167	(268)	327	(160)	11,928

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate for US dollars at December 31, 2002 and the exchange rate at December 31, 2003.

1.2.2.4.2 Revenues

On a historical basis, Equant’s revenues decreased 17.2% between 2002 and 2003 due to strong fluctuations in the euro/dollar exchange rate.

Equant’s revenues were relatively stable on a comparable basis between 2002 and 2003, decreasing very slightly by 0.8%.

The increase in revenues from network services and integration services was offset by the decrease in revenues from other services and revenues relating to the agreement with SITA.

Due to the exchange rate fluctuations, the following comments are presented on the basis of figures expressed in US dollars as reported by Equant.

■ Network services

Equant’s network services sector comprises revenues from network agreements for data transmission with direct and indirect customers and also includes network consulting services included in the agreements.

In 2003, Equant’s revenues for network services increased 2.6% to $1,607 million. Direct sales grew by 8.3% compared with 2002. Revenues increased significantly in Western Europe, which largely offset the decrease in revenues in North America. Revenues made through indirect distribution channels decreased 19.7% in 2003 compared to 2002. This decrease was principally due to the decrease in revenues from Sprint, Deutsche Telekom and Radianz.

At December 31, 2003, Equant operated over 1,000 IPVPN customer networks, compared to 400 at December 31, 2002, demonstrating its capacity for growth in the most dynamic sector of the market.

■ Integration services

Equant’s services sector includes the company’s integration services, messaging services, hosting, security and the distribution of equipment and networks. Integration services comprise part of the consulting and network engineering activities and also installation and maintenance services of network equipment.

Total revenues for integration services increased 5.1% in 2003 compared to 2002, reaching $447 million in 2003, mainly due to the increase in revenues from the provision and deployment of equipment, which increased 23.5%. Revenues from messaging, hosting services and security increased 8.6% compared to 2002. The economic slowdown in the United States significantly impacted demand of small businesses for computer maintenance and led to a 9.7% decline in revenues from other integration services.

■ Other services

Revenues from other services decreased 6.2%, to $224 million, in 2003 compared to 2002. This decrease reflected amendments to product development agreements with France Telecom Transpac and the anticipated reduction in revenues from switched voice services.

■ SITA agreement

Revenues relating to the SITA agreement amounted to $641 million in 2003, a 10.2% decrease in 2003 compared to 2002. The termination of the guaranteed minimum revenues provision at the end of June 2003 had a significant impact on revenues from SITA. The relationship with SITA now operates within the framework of a new agreement signed on October 16, 2003, which sets the terms of price revisions.

1.2.2.4.3 Operating Expenses Before Depreciation and Amortization

The following table sets forth operating expenses before depreciation and amortization by destination in 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(1,830)	(1,860)	(2,232)	(1.7)%	(18.0)%
Selling, general and administrative expenses	(524)	(605)	(725)	(13.3)%	(27.7)%

The difference between the figures on a historical basis and on a comparable basis for 2002 relate solely to exchange rate variations linked to variations of the U.S. dollar to the euro.

■ Cost of services and products sold

Costs of services and products sold of the “Equant” segment amounted to €1,830 million in 2003, compared to €2,232 million in 2002 on a historical basis, a decrease of 18.0% between the two periods.

On a comparable basis, this decrease was 1.7%. As a percentage of revenues, the cost of services and products sold decreased to 70% of revenues in 2003, compared to 71% of revenues in 2002. The decrease in the cost of goods and services sold in 2003 related mainly to transmission and access circuit costs as well as in personnel and office costs.

■ Selling, general and administrative expenses

Selling, general and administrative expenses for the “Equant” segment amounted to €524 million in 2003, compared to €725 million in 2002 on a historical basis, an improvement of 27.7% between the two years.

On a comparable basis, the improvement between 2002 and 2003 amounted to 13.3%. As a percentage of revenues, selling, general and administrative expenses decreased to 20% in 2003 from 23% in 2002.

Selling, general and administrative expenses declined mainly due to a decrease in personnel expenses and site expenses relating to the restructuring and integration program implemented by Equant, in addition to a reduction of general sales and marketing expenses.

1.2.2.4.4 Operating Income Before Depreciation and Amortization

Equant’s operating income before depreciation and amortization experienced strong growth, increasing from €200 million at December 31, 2002, to €259 million at December 31, 2003, a 29.3% increase on a historical basis.

On a comparable basis, this growth was 54.9% (€259 million at December 31, 2003, compared to €167 million at December 31, 2002).

As a percentage of revenues, operating income before depreciation and amortization costs increased from 6.3% at December 31, 2002 to 9.9% at December 31, 2003, due to the decrease in operating expenses.

1.2.2.4.5 Depreciation and Amortization (excluding goodwill)

The table below sets forth the amount of depreciation and amortization (excluding goodwill) for the “Equant” segment in 2002 and 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(427)	(435)	(521)	(1.7)%	(18.0)%

The difference between figures on a historical basis and on a comparable basis for 2002 relate solely to exchange rate fluctuations related to variations of the U.S. dollar to the euro.

Provisions for depreciation and amortization amounted to €427 million in 2003, compared to €521 million in 2002 on a historical basis, a decrease of 18.0%.

On a comparable basis, this change was virtually stable, amounting to a decrease of 1.7% between the periods.

1.2.2.4.6 Operating Income

On a historical basis, operating income registered a significant improvement, increasing from negative €321 million in 2002 to negative €168 million one year later, an increase of 47.5%.

On a comparable basis, this growth was 37.1%. As provisions for depreciation and amortization remained stable, operating income reflected the growth of operating income before depreciation and amortization.

1.2.2.4.7 Investments in Tangible and Intangible Assets

Investments in tangible and intangible assets declined significantly, decreasing 36.7% in 2003 on a historical basis.

On a comparable basis, this decrease amounted to 24.1%. The major items of investments in tangible and intangible assets at December 31, 2003 were:

-	“network and equipment”, in the amount of €110 million;

-	“capitalized personnel costs”, in the amount of €97 million;

-	“IRUs (Indefeasible Rights of Use) and other intangible assets”, in the amount of €41 million.

1.2.2.4.8 Operating Income before Depreciation and Amortization less CAPEX

The decrease in investments and the improvement in operating income before depreciation and amortization enabled Equant to strengthen its level of operating income before depreciation and amortization less CAPEX, which became positive. It increased from negative €160 million in 2002 on a comparable basis (negative €192 on a historical basis), to €11 million in 2003.

1.2.2.5 TP GROUP SEGMENT

TP Group has been fully consolidated since April 2002. The “TP Group” segment includes TP S.A., the historic Polish operator, and its subsidiaries, notably PTK Centertel’s mobile activities.

At December 31, 2003, the consortium created by France Telecom and Kulczyk Holding held 47.5% of TP S.A., of which 33.93% was held by France Telecom.

1.2.2.5.1 Operating indicators for the “TP Group” segment

The table below sets forth the main operating indicators of the “TP Group” segment at December 31, 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	4,164	4,104	3,471	1.5%	20.0%
Operating income before depreciation and amortization	1,859	1,719	1,453	8.2%	28.0%
Operating income before depreciation and amortization/Revenues	44.7%	41.9%	41.8%
Operating income	890	774	653	15.0%	36.3%
CAPEX	884	1,051	1,045	(15.9)%	(15.4)%
Operating income before depreciation and amortization less CAPEX	975	668	408	46.1%	139.5%
Average number of employees (full-time equivalent)	43,451	57,482	45,222	(24.4)%	(3.9)%

The table below sets forth the main restatements in the calculation of figures on a comparable basis for the “TP Group” segment. The changes in the scope of consolidation relate to the full consolidation of TP Group from April 1, 2002, with effect on a comparable basis from January 1, 2002.

(€ millions)	Variations on a comparable basis(1) (unaudited)
	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	3,471	1,453	653	1,045	408	45,222

Entry into the scope of consolidation:
TP Group	1,218	512	231	156	356	12,260

Exchange rate variations(2)	(585)	(246)	(110)	(150)	(96)

2002 figures on a comparable basis	4,104	1,719	774	1,051	668	57,482

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate of the Polish zloty at December 31, 2002 and the exchange rate at December 31, 2003.

1.2.2.5.2 Revenues

The following table sets forth revenues for the “TP Group” segment for 2002 and 2003 and the distribution of TP Group’s revenues by activity:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Fixed line services	3,250	3,430	2,884	(5.2)%	12.7%
Wireless services	1,025	794	700	29.1%	46.4%
Internet and other revenues	76	59	43	28.8%	76.7%
Inter sub-segment eliminations	(187)	(179)	(156)	(4.5)%	(19.9)%

TP Group revenues	4,164	4,104	3,471	1.5%	20.0%

Total number of active customers (in thousands)	18,344	16,719	16,719	9.7%	9.7%

Of which:
Active fixed line customers	11,127	10,792	10,792	3.1%	3.1%
Active wireless customers	5,702	4,480	4,480	27.3%	27.3%
Active Internet customers	1,515	1,447	1,447	4.6%	4.6%

On a historical basis, revenues grew 20.0% between December 31, 2002 and December 31, 2003. This increase was marked by two particular factors with opposite effects:

-	Revenues for 2002 on a historical basis only relate to nine months of activity whereas revenues in 2003 are for the complete period.

-	The exchange rate fluctuations in the euro/Polish zloty parity had a negative impact between 2002 and 2003 (on average €1 = 3.92 zloty for the nine months of activity in 2002 and €1 = 3.84 zloty for the full year 2002, compared to €1 = 4.39 zloty in 2003).

As a result, on a comparable basis, TP Group’s revenues increased 1.5% between December 31, 2002 and December 31, 2003, to reach €4,164 million.

The 5.2% decline in revenues from fixed line services, which represented approximately 78% of TP Group’s total revenues, was more than offset by strong growth (29.1%) in revenues from wireless services of its PTK Centertel subsidiary.

■ Revenues from fixed line services

Revenues from fixed line services declined mainly due to a decrease in revenues from communications and interconnection, which was only partially offset by growing services such as data transmission, broadband Internet and services based upon intelligent networks. Communications were impacted by the opening of the long distance calling market to competition (January 2003) and of the fixed line to wireless market (October 2003), in addition to the significant decline in the cost of calls (long distance calling and fixed to wireless). Also, traffic from fixed lines was subject to competition from wireless services, particularly for local traffic. Interconnection revenues reflected the negative impact of the regulatory decrease in tariffs and the opening of the long distance calling market to competition. Finally, payphone activities also decreased as a result of the increase in use of mobile phones. These evolutions were partially offset by the increase in the cost of subscriptions, the significant growth of the Internet, in particular broadband Internet (73% increase) and the promising success of data transmission (15% increase), despite the difficult economic environment. Services to businesses on the basis of intelligent networks increased almost 20%.

■ Revenues from wireless services

The growth of revenues from wireless services was due to the rapid growth in the number of subscribers. At December 31, 2003, the number of customers was 5.702 million, an increase of 27.3% compared to December 31, 2002. PTK Centertel’s market share improved, reaching 33.0% at December 31, 2003, or almost 1 point gain in one year, while improving its customer mix. The share of contract plans in the wireless customer base, for which ARPU is four times higher than prepaid plans, also showed regular growth. At December 31, 2003, contract customers represented 44.2% of overall subscribers, compared to 39.1% one year earlier.

■ Revenues from Internet and other revenues

In addition to the very rapid growth of wireless services, TP Group benefited from strong growth in the broadband Internet market (ADSL and SDI(1)), for which the number of clients doubled in a year.

The virtual stability of revenues from this activity, excluding Internet and directories activities, was due to the rationalization of operations and refocusing of activities, in addition to a clear improvement in profitability.

1.2.2.5.3 Operating Expenses Before Depreciation and Amortization

The table below sets forth operating expenses before depreciation and amortization by destination or line item in 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(1,399)	(1,475)	(1,254)	(5.2)%	11.6%
Selling, general and administrative expenses	(897)	(900)	(757)	(0.4)%	18.5%
Research and development expenses	(9)	(9)	(8)	0.8%	14.5%

The following table sets out the restatements in the calculation of figures on a comparable basis of operating expenses before depreciation and amortization by destination or line item:

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

2002 figures on a historical basis	(1,254)	(756)	(8)

Changes in the scope of consolidation	(432)	(272)	(2)

Exchange rate variations(2)	211	128	1

2002 figures on a comparable basis	(1,475)	(900)	(9)

(1)	Before elimination of intra-segment transactions figures.

(2)	Impact of the difference between the exchange rate of the Polish zloty at December 31, 2002 and the exchange rate at December 31, 2003.

■ Cost of services and products sold

Costs of services and products sold for the “TP Group” segment amounted to €1,399 million in 2003, compared to €1,254 million in 2002 on a historical basis, an 11.6% increase due to the full consolidation of TP Group and the positive impact of exchange rate fluctuations.

On a comparable basis, the cost of services and products sold decreased 5.2%. As a percentage of revenues, the cost of services and products sold decreased to 34% in 2003 from 36% in 2002.

Costs increased solely for wireless activities, although significantly less than revenues. Savings and rationalization programs for TP S.A. and other subsidiaries achieved their results.

■ Selling, administrative and general expenses

Selling, administrative and general expenses of the “TP Group” segment amounted to €897 million in 2003, compared to €757 million in 2002 on a historical basis, an 18.5% increase between the two years due to the full consolidation of TP Group and the positive impact of exchange rate fluctuations.

On a comparable basis, this increase amounted to 0.4% between 2002 and 2003. As a percentage of revenues, selling, administrative and general expenses remained stable at 22%.

(1)	SDI: Rapid Internet access technology.

■ Research and development expenses

Research and development expenses remained stable at €9 million in 2003, compared to €8 million on a historical basis and €9 million on a comparable basis in 2002.

1.2.2.5.4 Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization for the “TP Group” segment increased significantly from €1,453 million at December 31, 2002 on a historical basis, compared to €1,859 million at December 31, 2003, an increase of 28.0%.

On a comparable basis, this increase amounted to 8.2% (€1,859 million at December 31, 2003, compared to €1,719 million at December 31, 2002).

As a percentage of revenues, operating income before depreciation and amortization increased from 41.9% at December 31, 2002, to 44.7% at December 31, 2003, due to the control of operating expenses and the reorientation of resources to growing wireless activities.

This growth was due to the cumulative effect of an increase in revenues led by the dynamic growth of wireless activities and very significant savings, particularly for fixed line activities, made as a result of the operating expenses reduction program, especially relating to real estate, transportation and equipment expenses, as well as expenses for studies, subcontracting and consulting services, and, in particular, personnel costs following gains in productivity and the subcontracting of network maintenance. The number of employees declined sharply following implementation of a reorganization plan for TP Group, resulting in a 12% decline in personnel between December 31, 2002 and December 31, 2003 and resulting in a decrease in personnel costs of almost 17%. Furthermore, interconnection fees decreased significantly.

1.2.2.5.5 Depreciation and Amortization (excluding goodwill)

The table below sets forth the amount of depreciation and amortization (excluding goodwill) for the “TP Group” segment for the periods ended December 31, 2002 and 2003:

(€ millions)	Year ended December 31,			Variations
	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization (excluding goodwill)	(969)	(945)	(800)	2.5%	21.1%

The following table sets forth the restatements in the calculation of figures on a comparable basis of depreciation and amortization (excluding goodwill):

(€ millions)	Variations on a comparable basis(1) (unaudited)
Depreciation and amortization (excluding goodwill)
2002 figures on a historical basis	(800)

Changes in the scope of consolidation	(280)

Exchange rate variations(2)	135

2002 figures on a comparable basis	(945)

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate of the Polish zloty at December 31, 2002 and the exchange rate at December 31, 2003.

Depreciation and amortization amounted to €969 million in 2003, compared to €800 million in 2002 on a historical basis, an increase of 21.1%.

On a comparable basis, this increase amounted to 2.5% between the two year end periods.

1.2.2.5.6 Operating Income

Operating income increased significantly from €653 million in 2002 on a historical basis to €890 million one year later, a 36.3% increase.

On a comparable basis, this increase amounted to 15%. As provisions for depreciation and amortization remained virtually stable, operating income reflected the growth of operating income before depreciation and amortization.

1.2.2.5.7 Investments in Tangible and Intangible Assets

On a historical basis, investments in tangible and intangible assets decreased 15.4% between 2002 and 2003.

Investments in tangible and intangible assets decreased almost 15.9% on a comparable basis between 2002 and 2003.

This change reflected a reduction in investments in wireless activities by “TP Group” following significant efforts achieved for the network in 2002. In fixed line telephony, overall expenses also decreased, significantly for classic networks. This decrease was partially offset by (i) expenses made within the framework of an ambitious program for the modernization of customer relations management (implementation of “CRM”: Customer Relationship Management) and billing, and (ii) increased investments in real estate.

For other subsidiaries, investments decreased by approximately 70% on a comparable basis between 2002 and 2003.

1.2.2.5.8 Operating Income before Depreciation and Amortization less CAPEX

On a historical basis, operating income before depreciation and amortization less CAPEX increased 2.4 times between December 31, 2002 and December 31, 2003.

Operating income before depreciation and amortization less CAPEX grew 46.1% between 2002 and 2003 on a comparable basis. It increased from €668 million to €976 million, reflecting the improvement in operating income before depreciation and amortization, and the decrease in investments in tangible and intangible assets.

1.2.2.6 OTHER INTERNATIONAL SEGMENT

The “Other International” segment includes other international subsidiaries, the main activities of which are fixed line telephony services outside France as well as certain wireless activities of the France Telecom Group not contributed to Orange (Voxtel in Moldavia and FTM Lebanon).

1.2.2.6.1 Operating Indicators for the “Other International” segment

The table below sets forth the main operating indicators of the “Other International” segment at June 30, 2003.

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Revenues	1,621	1,559	2,427	4.0%	(33.2)%
Operating income before depreciation and amortization	608	427	784	42.5%	(22.5)%
Operating income before depreciation and amortization/Revenues	37.5%	27.4%	32.3%
Operating income	314	130	278	141.8%	13.3%
CAPEX	183	246	396	(25.4)%	(53.8)%
Investments in UMTS/GSM licenses	0	46	46	ns	ns
Operating income before depreciation and amortization less CAPEX	425	181	388	134.7%	9.5%
Average number of employees (full-time equivalent)	11,007	11,747	14,047	(6.3)%	(21.6)%

The table below sets forth the main restatements in the calculation of figures on a comparable basis for the “Other International” segment. The changes in the scope of consolidation relate to:

-	the transfer of ownership of the FTM Lebanon network to the Lebanese government as of August 31, 2002, with effect from January 1, 2002 on a comparable basis;

-	the sale of Casema on January 28, 2003, with effect from February 2002 on a comparable basis;

-	the transfer of wireless activities in Egypt (ECMS, Mobinil) from the “Other International” segment to the “Orange” segment, as of July 1, 2002, with effect from January 1, 2002 on a comparable basis; and

-	the sale of the indirect holding of CTE Salvador on October 22, 2003, with effect from November 1, 2002 on a comparable basis.

(€ millions)	Variations on a comparable basis(1) (unaudited)

	Revenues	Operating income before depreciation and amortization	Operating Income	CAPEX	Operating income before depreciation and amortization less CAPEX	Average number of employees

2002 figures on a historical basis	2,427	784	278	396	388	14,047

Withdrawal from the scope of consolidation:
FTM Lebanon	(251)	(115)	(80)	(8)	(107)	(405)
Casema	(212)	(78)	14	(68)	(10)	(673)
Mobinil, ECMS	(199)	(95)	(46)	(43)	(53)	(617)
CTE Salvador	(67)	(22)	(9)	(11)	(11)	(511)

Other changes in the scope of consolidation	(20)	(2)	(2)	1	(1)	(94)

Exchange rate variations(2)	(119)	(45)	(25)	(21)	(25)

2002 figures on a comparable basis	1,559	427	130	246	181	11,747

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

The following table sets forth the impacts of exchange rate variations on the restatements on a comparable basis:

(€ millions)	Variations on a comparable basis (unaudited)

Currency		Revenues	Operating income before depreciation and amortization	Operating income	CAPEX	Operating income before depreciation and amortization less CAPEX

US Dollar	USD	(58)	(25)	(13)	(8)	(17)
Pound (Egyptian)	EGP	(22)	(5)	(3)	(4)	(1)
Other currencies		(39)	(15)	(9)	(9)	(7)

Exchange rate variations		(119)	(45)	(25)	(21)	(25)

1.2.2.6.2 Revenues

On a historical basis, revenues from the “Other International” segment declined by 33.2%, to €1,621 million, due to significant exchange rate fluctuations, in particular for the U.S. dollar and Egyptian pound, in addition to changes in the scope of consolidation, mainly including:

-	the transfer of ownership of the FTM Lebanon network to the Lebanese Government as of August 31, 2002;

-	the sale of Casema on January 28, 2003;

-	the transfer to Orange of wireless operations in Egypt (Mobinil and ECMS) as of July 1, 2002; and

-	the sale of the indirect holding in CTE Salvador’s share capital on October 22, 2003.

On a comparable basis, revenues from the “Other International” segment grew 4.0% between December 31, 2002 and December 31, 2003. This growth was due mainly to the improvement in international fixed line services, notably with an increase in revenues of the Uni2 Group in Spain for the period ended December 31, 2003.

1.2.2.6.3 Operating Expenses Before Depreciation and Amortization

The table below sets forth operating expenses before depreciation and amortization for the “Other International” segment by destination in 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002

		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Cost of services and products sold	(603)	(702)	(1,027)	(14.1)%	(41.3)%
Selling, general and administrative expenses	(408)	(428)	(612)	(4.6)%	(33.3)%
Research and development expenses	0	(1)	(2)	ns	ns

The following table sets forth the restatements in the calculation of figures on a comparable basis of operating expenses before depreciation and amortization:

	Variations on a comparable basis(1) (unaudited)

(€ millions)	Cost of services and products sold	Selling, general and administrative expenses	Research and development expenses

	(€ millions)
2002 figures on a historical basis	(1,027)	(612)	(2)

Changes in the scope of consolidation	277	159	1

Exchange rate variations(2)	48	25	0

2002 figures on a comparable basis	(702)	(428)	(1)

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

■ Cost of services and products sold

Cost of goods and services sold for the “Other International” segment amounted to €603 million in 2003, compared to €1,027 million in 2002 on a historical basis, a 41.3% decrease between the two periods, due to variations in the exchange rate and scope of consolidation as detailed above.

On a comparable basis, this decrease amounted to 14.1%. As a percentage of revenues, the cost of goods and services sold decreased to 37% in 2003, compared to 45% in 2002, due to savings achieved in the subsidiaries Uni2 (Spain) and Ikatel (Mali).

■ Selling, general and administrative expenses

Selling, general and administrative expenses for the “Other International” segment amounted to €408 million in 2003, compared to €612 million in 2002 on a historical basis, a 33.3% decrease between the two periods, in particular due to variations in the exchange rate and scope of consolidation.

On a comparable basis, this decrease amounted to 4.6% between 2002 and 2003. As a percentage of revenues, selling, general and administrative expenses decreased, representing 25% of revenues in 2003 compared to 27% in 2002.

■ Research and development expenses

Research and development expenses are not significant in 2003, compared to €2 million on a historical basis and €1 million on a comparable basis in 2002.

1.2.2.6.4 Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization of the “Other International” segment at December 31, 2003 fell substantially by 22.5% on a historical basis, from €784 million at December 31, 2002 to €608 million at December 31, 2003. This decrease reflected changes in the scope of consolidation and exchange rate variations, as described above.

On a comparable basis, operating income before depreciation and amortization increased 42.5% between December 31, 2002 and December 31, 2003. This increase reflected the improved profitability of the operations of subsidiaries in fixed line telephony, such as Uni2 in Spain and CTE in El Salvador (for the period preceding its sale on October 22, 2003). As a percentage of revenues, operating income before depreciation and amortization increased from 27.4% in 2002 to 37.5% in 2003 on a comparable basis.

1.2.2.6.5 Depreciation and Amortization (excluding goodwill) provision

The table below sets forth the amount of depreciation and amortization provision (excluding goodwill) for the “Other International” segment for 2002 and 2003:

(€ millions)	Year ended December 31,			Variations

	2003	2002	2002	2003/2002	2003/2002
		on a comparable basis (unaudited)	historical	on a comparable basis (unaudited)	historical

Depreciation and amortization provision (excluding goodwill)	(294)	(297)	(506)	(1.0)%	(42.0)%

The following table sets forth the restatements in the calculation of figures on a comparable basis of depreciation and amortization provisions (excluding goodwill):

(€ millions)	Variations on a comparable basis(1) (unaudited)

Depreciation and amortization (excluding goodwill)

2002 figures on a historical basis	(506)

Changes in scope of consolidation	189

Exchange rate variations(2)	20

2002 figures on a comparable basis	(297)

(1)	Before elimination of inter-segment transactions figures.

(2)	Impact of the difference between the exchange rate at December 31, 2002 and the exchange rate at December 31, 2003.

Depreciation and amortization provision amounted to €294 million in 2003, compared with €506 million in 2002 on a historical basis, a 42.0% decrease.

On a comparable basis, depreciation and amortization remained stable between 2002 and 2003.

1.2.2.6.6 Operating Income

On a historical basis, operating income increased 13.3%, from €278 million at December 31, 2002, to €314 million one year later.

On a comparable basis, operating income increased 2.4 times, increasing from €130 million at December 31, 2002, to €314 million at December 31, 2003, due to the strong improvement in operating income before depreciation and amortization combined with the relative stability of depreciation and amortization provision for tangible and intangible fixed assets. The segment benefited from the growth of subsidiaries such as CI Telecom, Uni2 and CTE Salvador (for the period preceding its sale on October 22, 2003).

1.2.2.6.7 Investments in Tangible and Intangible Assets:

On a historical basis, the “Other International Operations” segment showed a decrease of 53.8% in investments in tangible and intangible assets between December 31, 2002 and December 31, 2003. This decrease was due in part to exchange rate variations and changes in the scope of consolidation discussed above, in particular, Mobinil / ECMS and Casema.

On a comparable basis, expenditures for tangible and intangible fixed assets decreased 25.4%, from €246 million at December 31, 2002 to €183 million one year later.

1.2.2.6.8 Operating Income before Depreciation and Amortization less CAPEX:

On a historical basis, the decrease in operating income before depreciation and amortization was largely offset by the decrease in capital expenditures, which resulted in an increase in operating income before depreciation and amortization less CAPEX of 9.5%.

On a comparable basis, the growth in operating income before depreciation and amortization was significantly higher due to the combination of a strong increase in operating income before depreciation and amortization and a decrease in capital expenditures, which resulted in operating income before depreciation and amortization less CAPEX increasing 2.3 times, from €181 million at December 31, 2002, to €425 million at December 31, 2003.

1.2.3 FROM OPERATING INCOME TO NET INCOME

The following table presents information concerning operating income through net income for the periods ended December 31, 2003 and December 31, 2002.

(€ millions)	Year ended December 31,

	2003	2002 historical

Operating income	9,554	6,808

Interest expenses net (excluding TDIRA)	(3,688)	(4,041)

TDIRA Interest Expense	(277)	–

Foreign exchange gain/(loss), net	(25)	136

Discounting of early retirement plan	(199)	(216)

Current income from integrated companies	5,365	2,687

Other non-operating income/(expense), net	(1,119)	(12,849)

Income taxes	2,591	(2,499)

Employee profit sharing	(127)	(148)

Net income/(loss) from integrated companies	6,710	(12,809)

Equity in net income/(loss) of affiliates	(168)	(367)

Goodwill amortization	(1,677)	(2,352)

Exceptional goodwill amortization	(1,137)	(5,378)

Net income/(loss) of the consolidated group	3,728	(20,906)

Minority interests	(522)	170

Net income/(loss)	3,206	(20,736)

1.2.3.1 INTEREST EXPENSES, NET AND FOREIGN EXCHANGE GAIN/(LOSS), NET

Gross borrowings less cash, cash equivalents and marketable securities (“net financial debt”) of France Telecom amounted to €44,167 million at December 31, 2003, compared to €68,019 million at December 31, 2002. Net financial debt is calculated in Note 16 of the Notes to the Consolidated Financial Statements (see section 4.1.1 “Net financial debt schedule”). Net financial debt included €6,838 million of convertible or exchangeable bonds, compared to €11,192 million at December 31, 2002.

Interest expenses, net (excluding TDIRA) amounted to €3,688 million in 2003, compared to €4,041 million in 2002, a decrease of €353 million in interest expense between the two periods.

However, the weighted average annual cost of France Telecom’s net financial debt increased from 5.90% at December 31, 2002, to 7.05% at December 31, 2003.

The increase in average cost was due to the following:

■	A significant portion of the bonds issued (€17.1 billion of the debt outstanding at December 31, 2003) have step-up clauses. The reductions in France Telecom’s credit rating in June and July 2002 resulted in an increase in the coupon rates (i) from September 2002 for debt securities in pound sterling and US dollars, and (ii) from February and March 2003 for other indebtedness (with annual interest payments). As a result, the impact on interest expense of the rating downgrades of France Telecom in June and July 2002 was approximately €40 million in 2002, compared to €164 million in 2003. Similarly, the upgrade in S&P’s rating of France Telecom’s debt on May 14, 2003 only reduced interest expense by €5.8 million in 2003, as against estimates of €25 million and €27 million in 2004 and 2005, respectively.

■	Margins demanded by bond investors were still high at the beginning of 2003: the weighted average interest rate of the issuances in January and February 2003 was 7.30% for an average maturity of 13.75 years.

■	These issuances allowed for the extension of the average maturity of the debt and the repayment of short-term debt: including €3.1 billion at 2.50% for the Orange convertible due February 2003 and drawdowns on syndicated credit lines. The refinancing of short term debt by long-term debt resulted in an increase in costs estimated at €218 million in 2003.

■	In 2003, France Telecom also placed an average of €4.2 billion. The difference between the interest rate on investments and the interest rate on borrowings also contributed to the increase in average cost of the debt, representing approximately €166 million.

■	The hedging from exchange rate coverage on the Polish zloty incurred an increase in interest expense of €42 million.

■	At December 31, 2003, coupon payments of approximately 3.6 billion in U.S. dollars were not hedged. The decrease of the U.S. dollar in 2003 enabled a €68 million reduction in interest expense.

The weighted average spot rate of long-term financial debt, including bank loans and exchangeable or convertible bonds, which represents the average nominal interest rate on long-term debt at a fixed date, increased from 6.07% at December 31, 2002, to 6.22% at December 31, 2003.

The average maturity of France Telecom’s net financial debt increased during 2003, rising from four years at December 31, 2002 to approximately six years at December 31, 2003. Average maturity increased for two reasons:

■	The bond issuances in January and February 2003 (€6.4 billion with an average maturity of 13.75 years) were used to repay short-term obligations (the Orange convertible bond and a portion of drawdowns on syndicated credit lines).

■	The capital increase of almost €15 billion completed during the first half of 2003 made it possible to repay short-term borrowings (debt payments, the balance of drawdowns on syndicated credit lines and commercial paper), with the balance being placed in short-term investments.

France Telecom increased the share of its fixed-rate debt, after swaps, from 72% at December 31, 2002 to 91% at December 31, 2003 (including futures).

Interest expense related to the perpetual bonds redeemable for France Telecom shares (TDIRAs), issued as part of the MobilCom settlement, of €277 million was incurred in 2003. In August 2003, in exchange for a cash payment of €438 million, the interest rate for the TDIRAs was decreased from 7% to 5.75% over 7 years. The value of this adjustment, amounting to the equivalent actuarial value of the rate decrease, was recorded in non-operating expenses.

Foreign exchange gain (loss), net for the period ended December 31, 2003 amounted to a loss of €25 million (compared to a gain of €136 million for the full year 2002). This loss was due to the conversion of debts in a currency other than that of the subsidiary concerned and resulted mainly from the depreciation of the Polish zloty against the euro (€157 million in foreign exchange loss for TP Group) and the depreciation of the Dominican peso against the U.S. dollar (loss of €72 million). These losses were almost completely offset by exchange gains on borrowings in U.S. dollars, sterling, and zloty by the parent company. France Telecom’s exposure to the risk of exchange rate fluctuations on debt is discussed in section 4.2 “Exposure to Market Risks and Financial Instruments”.

France Telecom’s policy is not to use derivative financial instruments for speculative purposes. Since most derivative financial instruments are intended to hedge against business exposures, the risks associated with these instruments are offset by the risks generated by the items covered. Information concerning derivative instruments is set forth in Note 20 of the Notes to the Consolidated Financial Statements, “Exposure to Market Risks and Derivative Instruments”. Derivative instruments and their fair value are set forth in Note 22 to the Consolidated Financial Statements, “Fair Value of Financial Instruments”.

1.2.3.2 CURRENT INCOME FROM INTEGRATED COMPANIES

Current income from integrated companies was €5,365 million at December 31, 2003, compared to €2,687 million at December 31, 2002.

1.2.3.3 OTHER NON-OPERATING INCOME/(EXPENSE)

At December 31, 2003, other non-operating income/(expense) amounted to an expense of €1,119 million, compared to an expense of €12,849 million at December 31, 2002. This item includes disposal gains or losses, dilution impact, other provision and reversal movements, costs of sale of receivables and dividends.

1.2.3.3.1 Disposal Gains and Losses

■	At December 31, 2003, disposal gains or losses amounted to €333 million and the principal divestitures related to the following transactions:

-	On December 19, 2003, France Telecom tendered to Sofora, a company jointly held with Telecom Italia, its shares of Nortel Inversora (which holds 54.7% of the capital of Telecom Argentina), which represented 25.5% of Nortel Inversora’s economic interests. On the same day, France Telecom sold 48% of Sofora’s capital to the company W of Argentina, a subsidiary of the Los W group, a significant Argentinean investor, for €97 million. France Telecom further granted W of Argentina a call option for $10,000 for the remaining 2% and received a premium of €3 million. The disposal gains amounted to €97 million for this transaction.

-	The sale of the 26% indirect holding in the share capital of CTE Salvador (through a 51% holding in the consortium Estel) for a net amount of $217 million (€197 million), producing a disposal gain of €78 million. This transaction was announced on September 9, 2003, and completed on October 22, 2003.

-	At December 31, 2003, France Telecom sold its interest in Inmarsat (5.3%) for $79 million, producing a disposal gain of €35 million.

-	The second tranche in the divestiture of real estate by France Telecom S.A. for €419 million, producing a disposal gain of €31 million.

-	On June 20, 2003, France Telecom sold its 5.5% shareholding in Sprint PCS, the American telecommunications operator, for a total amount of $330 million (€286 million). Disposal gains, before tax and net of exchange rate effects, amounted to €19 million for this transaction.

-	Casema was sold on January 28, 2003, for a net cash amount of €498 million, producing a disposal gain of €16 million.

-	Gains from the partial sale on September 30, 2002 of the second tranche of shares of Pramindo Ikat (15% of shares, following an initial tranche of 30% in September 2002) for €22 million, producing a disposal gain of €14 million. The third tranche of the disposal (55% of the shares) is expected in December 2004.

-	Sale of Eutelsat shares on April 28, 2003, for a net cash amount of €373 million, producing a disposal gain of €14 million.

■	Among the principal divestitures at December 31, 2002:

-	A disposal gain on the sale of TDF, which amounted to €486 million.

-	A disposal gain of the sale of Panafon, which amounted to €274 million.

-	A disposal gain on the sale of France Telecom’s interest in Télévision Par Satellite (TPS), which amounted to €177 million.

-	A disposal gain from the partial sale on September 30, 2002 of the first tranche of shares of Pramindo Ikat (30% of the shares), which amounted to €27 million.

-	A disposal loss of €41 million from the resolution in July 2002 of the off-balance sheet commitment on CCIC securities.

In addition, the gain from the dilution recorded for eresMas (rebranded Wanadoo Espana on January 1, 2003, following the merger) at Wanadoo amounted to €35 million.

1.2.3.3.2 Provisions and reversal of provision movements

■	Excluding disposal gains, other non-operating income/(expense) included, at December 31, 2003, provisions relating notably to the following:

-	an additional provision for the Kulczyck put, linked to the purchase of TP S.A. shares, of €299 million (due mainly to the depreciation of the Polish zloty against the euro. This provision, which amounted to €571 million for 2002, was increased to €870 million for the period ended December 31, 2003).

-	in 2003, within the framework of the restructuring plan, the €125 million in NTL notes received by France Telecom following the sale of its Noos shares were cancelled in exchange for the 27% of Noos held by NTL since the sale in 2001 and over which France Telecom benefited from a pledge. At December 31, 2003, the actual value of these shares on the basis of a multi-criteria evaluation was zero and, as a result, France Telecom wrote down its entire holding.

-	following a reassessment of the fair value of the shares of BITCO / TA Orange Company Ltd accounted for under the equity method, a write-down of €73 million was recorded as a non-operating expense, in addition to the exceptional amortization of goodwill.

-	in contrast, reversals of provisions mainly involved a reversal of the provision for Wind shares, to adjust the value of the shares to the price at which they were sold (divestiture occurred on July 1, 2003), of €270 million.

■	At December 31, 2002, provisions for certain foreign investments were made. They reflected the re-evaluation of the value in use of these companies within the framework of a strategic reassessment. These provisions mainly included:

-	€192 million for Uni2.

-	€212 million for Dutchtone (€183 million for the group share).

-	€132 million for Connect Austria (renamed ONE GmbH on July 1, 2003) (€114 million for the group share).

-	€30 million for Optimus (€26 million for the group share).

-	Telinvest shares for €61 million.

-	Globecast shares for €45 million.

-	Novis and Clix shares for €45 million.

Furthermore, in 2002, a provision for NTL and MSCP’s current accounts (Noos transaction) of €285 million was made and a provision of €52 million relating to the sale of Casema shares was recorded. Sprint shares were written down in an amount of €39 million and a provision relating to Intelig has been recorded in Brazil for €145 million.

Other non-operating income/(expense) also included, at December 31, 2002, exceptional provisions for €11,963 million, consisting of:

-	€7,290 million for MobilCom;

-	€1,641 million for an additional provision for NTL;

-	€1,627 million relating to Wind (€1,404 million impacting on France Telecom’s share of net income);

-	€571 million for the commitment to buy back TP S.A. shares from Kulczyk Holding;

-	€490 million (€423 million net for the group share) relating to restructuring costs within Orange, €252 million of which was related to the withdrawal from Sweden announced in December 2002; and

-	€343 million (the impact on France Telecom’s share of net income being €244 million) for the depreciation of assets in the Ivory Coast (CI Telcom and Orange Ivory Coast).

1.2.3.3.3 Restructuring costs

■	At December 31, 2003, restructuring provisions and costs amounted to €305 million, involving:

-	Orange and its subsidiaries, for €129 million;

-	Costs for the restructuring and integration of Equant amounting to €105 million;

■	At December 31, 2002, restructuring costs involved:

-	Orange and its subsidiaries, for €490 million (€423 million net for the group share), of which €252 million was linked to the withdrawal from Sweden announced in December 2002;

-	Costs for the restructuring and integration of Equant, for €48 million;

1.2.3.3.4 Others

Other items of non-operating income/(expense) recorded at December 31, 2003 included mainly:

-	an additional amount of €431 million on the TDIRAs, net of revenues from the repurchase of the TDIRAs (see section 2.3.1, “Interest expense, net and foreign exchange gains/(losses), net”);

-	costs related to the securitization of commercial receivables for €104 million; and

-	the loss on the repurchase of bonds by France Telecom S.A. for €106 million, following debt restructuring, and by Orange, for €35 million.

In 2002, other items of non-operating income/(expense) included:

-	costs related to the securitization of commercial receivables for €62 million;

-	expenses related to France Telecom shares of €60 million;

-	an additional expense related to the distribution of free Deutsche Telekom shares (adjustment of the price related to the transfer agreement of Deutsche Telekom shares held by France Telecom) resulted in a provision of €58 million.

1.2.3.4 INCOME TAXES

Income tax split between the tax consolidation groups and for the other subsidiaries is as follows:

(€millions)	Year ended December 31,

	2003	2002 historical

- Current taxes	–	14

- Deferred taxes	1,100	(1,602)

France Telecom S.A. tax group (see below)	1,100	(1,588)

- Current taxes	–	(576)

- Deferred taxes	1,861	45

Orange S.A. tax group (see below)	1,861	(531)

- Current taxes	(18)	(2)

- Deferred taxes	231	70

Wanadoo S.A. tax group (see below)	213	68

- Current taxes	0	0

- Deferred taxes	(293)	(208)

Orange UK Group	(293)	(208)

- Current taxes	(137)	(64)

- Deferred taxes	(7)	9

TP Group	(144)	(55)

- Current taxes	(8)	(85)

- Deferred taxes	(14)	25

Other French subsidiaries	(22)	(60)

- Current taxes	(187)	(200)

- Deferred taxes	63	75

Other foreign subsidiaries	(124)	(125)

Total income tax benefit (charge)	2,591	(2,499)

Of which:
– Current taxes	(350)	(913)

– Deferred taxes	2,941	(1,586)

1.2.3.4.1 France Telecom S.A. consolidated tax group

France Telecom S.A. files a consolidated tax return for all French subsidiaries in which it owns 95% or more of the share capital.

Fiscal Year 2001:

In 2001, France Telecom S.A. and its consolidated tax group recorded a significant tax loss arising primarily from the impact of the IPO of Orange S.A. and the sale of France Telecom shares to SITA in connection with the Equant acquisition. This resulted in carryback tax credits in the amount of €1,630 million and tax loss carryforwards totaling €2,231 million.

In December 2001, France Telecom sold to a financial institution French State tax credits on carrybacks, of which €1,111 million was in exchange for bills which were cashed in 2002.

Fiscal Year 2002:

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom S.A. share price which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom S.A. consolidated tax group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom S.A. consolidated tax group recorded a valuation allowance for deferred tax assets generated during the period and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom S.A. tax group for the year ended December 31, 2002 amounted to €1,602 million after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

Fiscal Year 2003:

Taking into account the impact of its capital increase on its financing plan and on its taxable income for the coming years, as well as the future integration of the Orange companies within France Telecom S.A.’s tax consolidation group, in 2003 France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax valuation allowance.

Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity (see Note 25 of the Notes to the Consolidated Financial Statements).

Based on its budgets, business plans and financing plans that reflect the financial situation at December 31, 2003, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom S.A. and the companies within its consolidated tax group will be able to recovered due to the taxable income expected in the coming years as part of its regularly profitable activity as a fixed line and mobile operator in France.

France Telecom S.A. and its main French subsidiaries were subject to a tax audit for the fiscal years 1998 and 1999. This audit is partly completed and any eventual reassessment relate mainly to timing differences in taxable amounts. The subsidiaries concerned have communicated their comments to the tax authorities. With respect to the consolidated tax group, France Telecom S.A. is awaiting a final decision from the tax authorities.

1.2.3.4.2 Orange S.A. consolidated tax group

Orange S.A. and its French subsidiaries have had their own consolidated tax regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improve its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, during 2002 Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly-owned subsidiary of Orange.

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of June 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange S.A.’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €798 million. Based on changes in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

Further to the public exchange offer, at December 31, 2003, Orange was directly and indirectly held over 95% by France Telecom S.A., a French company subject to corporate income taxes.

Therefore, as of January 1, 2004, the members of Orange’s tax group may elect to file a consolidated tax return with France Telecom S.A.. This election was filed during January 2004.

1.2.3.4.3 Wanadoo S.A. consolidated tax group

Wanadoo S.A. and its French subsidiaries have had their own consolidated tax regime since 2001.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carry forwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax gain expected in the future as a result of the use of tax losses. Recognition of this gain was due to the outlook of future profitability for the French companies included in the tax consolidation group. Taxable income forecasts based on Wanadoo’s business plans show that the tax group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses have been offset against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €85 million.

During 2001 and 2002, Pages Jaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

Further to a review of the taxation methods applicable to revenues received by Wanadoo S.A. during 2000 and deducted for tax purposes under the parent-subsidiary tax regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo S.A., challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo S.A. on the purchase by two of its subsidiaries of their treasury shares. The risk relating to this tax reassessment represents the payment of an additional €18 million in tax, including late payment interest at December 31, 2003 and the possible loss of €25 million in tax loss carryforwards from 2000 used in 2002. The company has contested this reassessment but the tax authorities are maintaining their claim. Wanadoo S.A. intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the company has recorded a provision for the full amount of the tax risk.

1.2.3.5 EMPLOYEE PROFIT SHARING

Pursuant to the Act of July 26, 1996 and French labor legislation, France Telecom has been subject to employee profit sharing requirements since January 1, 1997. The profit sharing agreement, signed with France Telecom’s labor unions, includes France Telecom’s French subsidiaries whose capital is owned, directly or indirectly, at more than 50%.

The charge, calculated at December 31, 2003 according to the terms and conditions of the applicable agreement amounted to €127 million at December 31, 2003, compared to €148 million at December 31, 2002.

1.2.3.6 NET INCOME/(LOSS) FROM INTEGRATED COMPANIES

Net income/(loss) from integrated companies for the period ended December 31, 2003 was €6,710 million, compared to a loss of €12,809 million for the period ended December 31, 2002.

1.2.3.7 EQUITY IN NET INCOME/(LOSS) OF AFFILIATES

For the period ended December 31, 2003, equity in net income/(loss) of affiliates amounted to a loss of €168 million, compared to a loss of €367 million a year earlier.

This €199 million improvement was due mainly to the following:

■	The significant improvement in the equity from the net income of Wind between 2002 and 2003, which improved from a loss of €305 million to a loss of €70 million (a gain of €235 million). This gain was due to the sale of Wind completed in July 2003;

■	The improvement in the equity from the net income of BITCO/TA Orange, which improved from a loss of €80 million to a loss of €68 million (an improvement of €12 million); and

■	The impact of the full consolidation of TP Group from April 1, 2002, previously accounted for under the equity method. A loss of €6 million had been recorded at its consolidation.

Conversely, earnings of €24 million were reported on Eutelsat in 2003, compared to earnings of €70 million reported for the period ended December 31, 2002 (a negative impact of €46 million). The sale of Eutelsat was completed on April 28, 2003, and had been agreed upon on February 4, 2003.

1.2.3.8 GOODWILL AMORTIZATION

1.2.3.8.1 Goodwill amortization

Completion of significant financial investments in connection with the Group’s international growth, especially in 2000, generated a significant volume of goodwill. The amount of the provisions for goodwill amortization (excluding exceptional goodwill amortization) at December 31, 2003, was €1,677 million, compared to €2,352 million at December 31, 2002. Amortization, over 20 years, of such goodwill in 2003 principally involved:

■	Orange for an amount of €1,226 million, including Orange PCS for €1,030 million and OCH for €78 million;

■	Wanadoo for an amount of €241 million, including Wanadoo Espana (eresMas) for €81 million, and Freeserve for €74 million;

■	TP Group for an amount of €132 million;

■	Equant for an amount of €33 million.

The significant reduction between 2002 and 2003 was due to exceptional goodwill amortization recorded for the period ended December 31, 2002 (for Equant, OCH, and JTC, see section 3.3.8 “Goodwill Amortization”) and the decline of the pound sterling.

1.2.3.8.2 Exceptional goodwill amortization

France Telecom conducted a review of goodwill values at December 31, 2003. Goodwill was written down by way of exceptional amortization in an amount of €1,137 million as follows:

■	Freeserve for €447 million (€318 million for the group share) bringing the net book value of the company at the closing exchange rate to €782 million for the group share. This impairment resulted from an increase in the growth potential (penetration rates, rapid expansion of broadband, development of distribution networks);

■	QDQ Media for €245 million (€174 million for the group share) bringing the net book value of the company to €17 million for the group share. The limited growth of revenues achieved, in addition to the hazards of the persisting difficult economic and competitive environment, as seen during 2003, led to a revision of the business plan in 2002;

■	Mauritius Telecom for €143 million for the group share, bringing the net book value at the closing exchange rate of Mauritius Telecom and its subsidiaries to €86 million. This impairment resulted from a revision of the business plan, particularly in relation to an unfavorable regulatory development compared to the existing regulations at the time of the acquisition of the interest (the early opening of fixed line telephony in 2003);

■	BITCO / TA Orange for €287 million. This impairment is due to the re-evaluation of the book value of BITCO shares, which were evaluated on the basis of the economic conditions imposed on TA Orange Ltd., pursuant to the concession contract it operates by. This revealed the uncertainties surrounding the opening of the telecommunications market in Thailand and the potential economic consequences for TA Orange Ltd. In addition, the book value of BITCO was brought to zero, particularly following ongoing discussions with Orange’s partners in the share capital of BITCO.

In the context of goodwill review of the main sub-groups, the perpetual growth rates and discount rates applied to the expected cash flows on the basis of economic assumptions and forecasted operating conditions used by France Telecom for the main entities in each of the Group’s businesses are as follows:

	Period ended

	December 31, 2003		December 31, 2002
	Perpetual growth rate	Discount rate	Perpetual growth rate	Discount rate

Orange	3%	9%	3%	9%
TP Group	2%	10.5%	3%	10.5%
Equant	3%	10.5%	3%	10.5%
Wanadoo – Internet	4%	11.5%	4.5%	12.5%
Wanadoo – Directories	2%	9%	3.5%	9%

The decrease in the perpetual growth rate for Pages Jaunes (Wanadoo – Directories) reflected the increase in value of the long-term effects of broadband penetration on revenues from paper directories, as was demonstrated during 2003 in those countries where a high penetration rate for broadband affected the revenues of those companies in the directories sector.

At December 31, 2003, the sensitivity of value in use to an independent change of one point in the perpetual growth rate or discount rate, compared to the excess of estimated value in use over carrying value is as follows (France Telecom group share):

	Excess of value in use over carrying value	Impact of a one point decrease/increase in the
(€ billions)		Perpetual growth rate	Discount rate

Orange	12.0	+6.4/-4.6	-7.6/+10.5
TP Group	1.0	+0.6/-0.4	-0.6/+0.8
Equant	0.1	+0.1/-0.1	-0.1/+0.2
Wanadoo – Internet	4.0	+0.4/-0.3	-0.6/+0.8
Wanadoo – Directories	2.1	+0.2/-0.2	-0.3/+0.4

At December 31, 2002, exceptional amortization of goodwill amounted to €5,378 million, including Equant for €4,375 million, OCH in Switzerland for €872 million and JTC in Jordan for €131 million.

1.2.3.9 NET INCOME/(LOSS) OF THE CONSOLIDATED GROUP

Net income/(loss) of the consolidated group was €3,728 million at December 31, 2003, compared to a loss of €20,906 million at December 31, 2002.

1.2.3.10 NET INCOME/(LOSS)

Taking into consideration minority interests, which amounted to an expense of €522 million at December 31, 2003, compared to an expense of €170 million a year earlier, consolidated net income/(loss) was €3,206 million in 2003, compared to a loss of €20,736 million in 2002.

1.3. PRESENTATION OF THE FISCAL YEARS 2002 AND 2001

1.3.1 FROM REVENUES TO OPERATING INCOME AND CAPITAL EXPENDITURE OF THE GROUP

The following table sets forth the figures relating to revenues and operating income and details by item France Telecom’s total operating costs:

(€ millions)	Years ended December 31,				Variations

	2002 historical	% of revenues	2001 historical	% of revenues	2002/2001 historical

Revenues	46,630		43,026		8.4%

Cost of services and products sold	(18,558)	39.8%	(17,619)	40.9%	5.3%
Selling, general and administrative expenses	(12,579)	27.0%	(12,520)	29.1%	0.5%
Research and development expenses	(576)	1.2%	(567)	1.3%	1.6%
OPEX	(31,713)	68.0%	(30,706)	71.4%	3.3%

Operating income before depreciation and amortization	14,917	32.0%	12,320	28.6%	21.1%

Depreciation and amortization	(7,910)	17.0%	(6,910)	16.1%	14.5%
Amortization of actuarial adjustments the early retirement plan	(199)	0.4%	(210)	0.5%	(5.3%)
Total operating costs	(39,822)	85.4%	(37,826)	87.9%	5.3%

Operating income	6,808	14.6%	5,200	12.1%	30.9%

Total operating costs as a percentage of overall revenues decreased from 87.9% at December 31, 2001, to 85.4% at December 31, 2002.

1.3.1.1 REVENUES

The following table presents for 2002 and 2001, the contributive revenues of each of the Group’s segments (excluding intra-group revenues):

(€ millions)	Years ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical

Orange segment	15,410	13,495	14.2%
Wanadoo segment	1,935	1,449	33.5%
Fixed Line, Distribution, Networks, Large Customers and Operators segment	20,637	21,595	(4.4)%
Equant segment	2,842	2,131	33.3%
TP Group segment	3,471	0
Other International segment	2,335	4,355	(46.4)%
Total Group revenues	46,630	43,026	8.4%

Revenues for the Group increased 8.4% due to the growth of wireless, international and Internet activities and despite the decline of fixed line revenues in France. The share of revenues from international activities more than doubled since December 31, 2000, reaching 41.2% at December 31, 2002, compared to 35.8% at December 31, 2001.

1.3.1.2 FROM REVENUES TO OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

1.3.1.2.1 Operating expenses before depreciation and amortization

Following the launch of the “Ambition FT 2005” Plan (see paragraph 1.2 “The FT 2005” Plan) on December 4, 2002, France Telecom established a set of objectives connected with the “TOP” operational improvements program, the expected effects of which led the Group to analyze the operating costs before depreciation and amortization by type: external purchases, other expenses (the sum of two line items corresponding to operating expenses before depreciation and amortization excluding personnel costs) and personnel expenses.

Operating expenses before depreciation and amortization excluding personnel costs amounted to €21,677 million at December 31, 2002 and included purchases of materials and merchandise in the amount of €3,620 million, payments to third-party operators in the amount of €6,758 million, studies, fees and nontechnical subcontracting in the amount of €1,640 million and costs of advertising, promotion, patronage and brand communication and sponsoring in the amount of €1,232 million.

On a historical basis, operating expenses before depreciation and amortization of actuarial adjustments of the early retirement plan increased 3.3% between 2001 and 2002, for growth in revenues of 8.4%.

Essentially, this corresponded to changes in consolidation and significant developments, including:

■	consolidation of TP Group as of April 1, 2002;

■	impact of Equant in its new consolidation as of July 1, 2001;

■	inclusion of Digita in the consolidation as of July 1, 2001;

■	consolidation of QDQ Media as of April 1, 2001;

■	full consolidation of eresMas (rebranded Wanadoo Espana as of January 1, 2003, following the merger) which occurred on November 1, 2002;

■	consolidation of Internet Telecom as of January 1, 2002; and

■	consolidation of Freeserve as of March 1, 2001.

Cost of services and products sold

The cost of services and products sold included all direct and indirect production costs of supplying and maintaining services to customers, including connections, transportation, supervision and maintenance, as well as costs of services and products purchased for resale, including amounts repaid to international telecommunications operators.

The table below sets forth the change in costs of services and products sold between 2001 and 2002:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical

Cost of services and products sold	(18,558)	(17,619)	5.3%

Overall, the cost of services and products sold increased 5.3% between 2001 and 2002 on a historical basis. This increase essentially corresponded to the changes in consolidation described above, which had a negative impact on the amount of the cost of services and products sold.

In addition to the increase resulting from the impact of consolidations, other factors linked to the increase had to do with the development of:

■	the Group’s activities, relating to wireless networks in the United Kingdom, France and some international subsidiaries, primarily Orange Romania and ECMS in Egypt;

■	fixed line services internationally, primarily Uni2 in Spain; and

■	international Internet activities, notably in the United Kingdom and in Spain.

This increase was partially offset by several factors, particularly:

■	gains in productivity made in the fixed line network in France; and

■	cost savings realized by Equant resulting from consolidation of the networks of Global One and Equant, which made it possible, by realizing synergies, to optimize networks costs and reduce purchases of external capacity.

Selling, general and administrative expenses

The table below sets forth the change in selling, general and administrative expenses between 2001 and 2002:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical

Selling, general and administrative expenses	(12,579)	(12,520)	0.5%

On a historical basis, selling, general and administrative expenses increased slightly by 0.5%. The increase resulted mainly from the consolidation effects set forth in the introduction to this section.

Aside from the increase due to consolidation effects, the selling, general and administrative expenses also reflected the growth in certain activities:

■	in international wireless activities (notably Orange Communications S.A. in Switzerland and Orange Slovensko), and in France and the United Kingdom for the part excluding acquisition costs; and

■	in Internet activities.

Conversely, savings partially offset these increases. These savings reflected primarily the cost-cutting efforts made by the Group, especially:

■	the decrease in total costs of acquiring mobile telephone subscribers in the United Kingdom and in France, resulting from instituting a policy of promoting customer loyalty rather than increasing the customer base;

■	the savings made in some wireless subsidiaries, such as Dutchtone in The Netherlands, Mobistar in Belgium and Orange Denmark, explained also in part by the decrease in total costs of acquiring subscribers;

■	the cost-cutting done after the savings program was instituted, and the plan for restructuring the TP Group; and

■	the synergies realized by Equant by integrating the sales forces, which made it possible to streamline Equant’s administrative and selling expenses.

Research and development expenses

In December 2002, research and development expenses amounted to €576 million compared to €567 million in December 2001 on a historical basis.

This maintenance of research and development expenses allowed France Telecom to better prepare itself for its future markets, principally based on the activity of its research and development center, FTR&D. With respect to the various entities of the group (branches and subsidiaries), FTR&D recentered its activity, concentrating on two areas:

■	the expansion of its activity for the international subsidiaries of the Group, such as Orange and Wanadoo; and

■	the establishment of skills centers in fields such as messaging, e-Merchant, IP networks, security, development of high speed wireless Internet technology (Wifi).

Therefore, France Telecom’s research and development activity is in line with the acceleration observed in the core of the industry since 2001.

Overall, France Telecom has continued its efforts in research and development within the Group compared to 2001, while pursuing its internationalization through cooperation with TP S.A., for example, but also through its laboratories abroad (California, Japan, London, and recently, Boston in synergy with Orange).

1.3.1.2.2 Focus on changes in personnel expenditures

The table below sets forth the figures relating to personnel expenditures and personnel costs:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical
Wages and salaries	(7,535)	(6,889)	9.4%
Social charges	(2,705)	(2,593)	4.3%

Total personnel expenditures	(10,240)	(9,482)	8.0%

Capitalized personnel costs(1)	431	356	(21.1)%
Taxes on salaries	(227)	(282)	(19.5)%

Total personnel costs(2)	(10,036)	(9,408)	6.7%

(1)	Capitalized production costs correspond to personnel costs included in the cost of assets produced by France Telecom.

(2)	Not including employee profit sharing, and amounts to personnel expenses included in the determination of operating income before depreciation and amortization.

The personnel expenditures presented below do not include statutory employee profit-sharing, or the charges relating to the updating or the change in actuarial assumptions relating to the early retirement plan:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical
Personnel expenditures
France Telecom S.A.	(5,577)	(5,644)	1.2%
Domestic subsidiaries	(1,401)	(1,285)	(9.0)%
Total France	(6,978)	(6,929)	(0.7)%
International subsidiaries	(3,262)	(2,553)	(27.8)%
Group Total	(10,240)	(9,482)	(8.0)%

	Year ended December 31,		Variations

	2003	2002	2003/2002
	historical	historical	historical
Average number of employees (full-time equivalent)
France Telecom S.A.	117,529	123,353	(4.7)%
Domestic subsidiaries	23,532	21,911	7.4%
Total France	141,061	145,264	(2.9)%
International subsidiaries	99,084	60,920	62.6%
Group Total	240,145	206,184	16.5%

	Year ended December 31,		Variations

	2003	2002	2003/2002
	historical	historical	historical
Number of employees (at December 31)
France Telecom S.A.	117,772	124,050	(5.1)%
Domestic subsidiaries	23,894	22,832	4.7%
Total France	141,666	146,882	(3.6)%
International subsidiaries	101,907	64,672	57.6%
Group Total	243,573	211,554	15.1%

The 8% increase in personnel expenditures between December 31, 2001 and December 31, 2002 was mainly due to the increase in France Telecom’s international activities.

The 16.5% increase in the Group’s average number of full-time equivalent employees was the result of a 62.6% increase that occurred internationally (mainly due to the consolidation of TP Group). The average number of full-time equivalent employees in France decreased 2.9%.

France Telecom S.A.

The average number of employees of France Telecom S.A. decreased 4.7% between 2001 and 2002. The decrease was due mainly to employee departures linked to the early retirement plan. Between the implementation of the early retirement plan in September 1996 and December 31, 2002, 21,598 people have chosen to accept early retirement under the plan (excluding other preexisting early departure programs), including 4,205 employees in 2002.

Total personnel costs of France Telecom S.A. decreased by nearly 1.2% between 2001 and 2002. This decrease was due mainly to a reduction in headcount and gains in productivity that occurred in network activities and support services, which allowed for the reassignment of personnel to fast-growing subsidiaries. The increase in profit-sharing, which resulted from the level of operating income indicators, increases in salary due to general public sector measures, and the increase in the base salaries of employees under collective bargaining, partially offset the impact of the reduction in headcount.

Subsidiaries in France

The average number of employees of subsidiaries in France, which increased by 7.4% between 2001 and 2002 (excluding the impact of the spin-off of Globecast France) was due to organic and external growth in wireless telephony and the Internet.

The change in personnel costs of subsidiaries in France was mainly due to the change in headcount.

International Subsidiaries

The 62.6% increase in the average number of employees in international subsidiaries between 2001 and 2002 reflected the increased internationalization of the Group.

This growth was primarily due to the following effects of consolidation:

■	the consolidation of TP Group as of April 1, 2002 (45,222 average number of employees); and

■	the impact of the newly consolidated Equant as of July 1, 2001 (1,932 average number of employees).

Conversely, the number of employees in the international subsidiaries reflected the impact of the equity-method consolidation of Telecom Argentina (7,537 average number of employees).

The personnel costs of the international subsidiaries increased by 27.8%, primarily due to the effects of consolidation mentioned above.

1.3.1.3 OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

Operating income before depreciation and amortization increased by 21.1% between 2001 and 2002, amounting to €14,917 million in 2002, compared to €12,320 million in 2001.

1.3.1.4 FROM OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION TO OPERATING INCOME

1.3.1.4.1 Depreciation and amortization (excluding goodwill)

Depreciation and amortization (excluding goodwill) increased 14.5% on a historical basis between 2001 and 2002.

This increase was due in large part to changes in consolidation, principally concerning:

■	the consolidation of TP Group; and

■	the impact of Equant.

This growth was partially offset by:

■	the consolidation of Telecom Argentina by the equity method; and

■	a significant decrease in depreciation and amortization of fixed assets following the sale of part of the real estate holdings.

Aside from these changes in consolidation, the increase in depreciation and amortization was mainly due to the increase in depreciation expense for wireless networks (primarily the United Kingdom, France, The Netherlands, Switzerland and Belgium). It was partially offset by the reduction in depreciation expense, notably for the fixed line telephony business in France, due to the decreased level of capital expenditure in recent years.

1.3.1.4.2 Amortization of actuarial adjustments in the early retirement plan

At December 31, 2002, the amortization of actuarial adjustments in the early retirement plan was a net charge of €199 million, compared to €210 million at December 31, 2001.

1.3.1.5 OPERATING INCOME

Operating income increased 30.9% between 2001 and 2002, reaching €6,808 million in 2002 compared to €5,200 million in 2001.

1.3.1.6 CAPITAL EXPENDITURES AND INVESTMENTS

The following table sets forth the investments made in 2002 and 2001:

(€ millions)	Year ended December 31,

	2002	2001
	historical	historical
Investments in tangible and intangible assets
Investments excluding UMTS/GSM licenses(1)	7,441	8,091
Investments in UMTS and GSM licenses	134	873
Financial investments(2)	2,228	4,355

(1)	See Note 4 of the Notes to the Consolidated Financial Statements “Information by Segment of Activity”.

(2)	Excluding the repurchase of treasury shares and net of cash acquired.

1.3.1.6.1 Investments in tangible and intangible assets excluding GSM and UMTS licenses

Investments in tangible and intangible assets excluding licenses decreased significantly between 2001 and 2002, a decrease of 8% on a historical basis. That decrease primarily resulted from reductions in investments made in the fixed line segments in France and outside of France.

At December 31, 2002, investments in tangible and intangible assets excluding licenses amounted to €7,441 million, compared to €8,091 million at December 31, 2001 on a historical basis, broken down by segment as follows:

(€ millions)	Year ended December 31,		Variations

	2002	2001	2002/2001
	historical	historical	historical
Orange segment	3,281	3,356	(2.2)%
Wanadoo segment	108	111	(2.7)%
Fixed Line, Distribution, Networks, Large Customers and Operators segment	2,243	3,107	(27.8)%
Equant segment	392	436	(10.1)%
TP Group segment	1,045	0
Other International segment	396	1,081	(63.4)%
Inter-segment eliminations	(24)

Total Group CAPEX	7,441	8,091	(8.0)%

Investments in tangible and intangible assets excluding licenses are described in section 3.2 “Analysis by Segment of Activity.”

1.3.1.6.2 Acquisitions of UMTS and GSM licenses

In 2002, the Group’s investments included €134 million for the acquisition of the following wireless licenses:

■	€53 million for an additional payment for a GSM license in the Ivory Coast (“Orange” segment);

■	€35 million for the acquisition of a UMTS license in Slovakia (“Orange” segment); and

■	€46 million for the acquisition of a GSM license in Mali (Ikatel) (“Other International” segment).

In 2001, the Group’s investments included €873 million for the acquisition of the following wireless licenses:

■	€151 million for the acquisition of a UMTS license in Belgium (“Orange” segment);

■	€104 million for the acquisition of a UMTS license in Denmark (“Orange” segment); and

■	€619 million for the acquisition of a UMTS license in France (“Orange” segment).

1.3.1.6.3 Financial investments

At December 31, 2002, net cash used in financial investments (excluding the purchase of treasury shares and net of cash acquired) represented a total of €2,228 million. The main financial investments were as follows:

■	the exercise of the call option on all of NTL’s preferred shares held by financial institutions for $ 1.1 billion, equivalent to €1,092 million;

■	the purchase of approximately 103 million Orange shares, previously held by E.On, for €950 million, in exchange for the sale of E.On’s equity stake in OCH, formerly Orange Communications S.A., in Switzerland, to Orange S.A.. This purchase was made as part of E.On’s exercise of its put option;

■	Orange’s participation in BITCO Thailand’s capital increase for €69 million;

■	Orange’s participation in Wind’s capital increase in Italy for €48 million;

■	participation in Novis capital increase for €26 million;

■	Wanadoo’s purchase of an additional share of the minority interest in QDQ Media for €23 million, which raised its holding to 99%;

■	Orange’s participation in Optimus capital increase in Portugal for €20 million;

■	Orange’s acquisition of the remaining shares in Orange Communications S.A. for €16 million;

■	Wanadoo Portails’ purchase of the minority interests in Wanadoo Editions for €13 million, which raised Wanadoo Portails’ controlling stake in Wanadoo Editions to 100%;

■	the acquisition of Openet Telecom by Orange (Wirefree Services Belgium) and Orange World & Brand for €12 million. Openet Telecom is an Irish company that specializes in implementation and development of tools for managing customer receivables and billing for telecommunications companies; and

■	Wanadoo’s purchase of MyWeb, the Dutch Internet service provider, for €5 million.

The cash allocated to financial investments was reduced by another €155 million, equivalent to the amount of cash acquired, of which €144 million represents the TP Group’s net cash at April 1, 2002 when it was fully consolidated.

In 2001, net cash used in financial investments included the following transactions:

■	payment to Deutsche Telekom for the purchase in 2000 of 18.9% of the capital of Wind for €2,076 million (payment recorded in other short-term debts on the balance sheet at December 31, 2000);

■	subscription in the capital increase of Wind for €190 million;

■	acquisition of an additional 8.93% of TP S.A. in Poland for €679 million, increasing the percentage of the Group’s interest from 25% to 33.93% as of October 1, 2001;

■	subscription in the capital increase of PTK Centertel in Poland for €124 million;

■	acquisition by Orange of an additional 14.75% in the Swiss wireless operator Orange Communications S.A. for €175 million, bringing Orange S.A.’s total interest to 99.75%. An additional €59 million remained outstanding for payments concerning acquisitions in fiscal year 2000;

■	purchase of shares held by Motorola (25.15%) in ECMS / Mobinil for a total net cash amount of €205 million, increasing the Group’s holding to 71.25%;

■	acquisition by Orange of an additional 15% of BITCO (Thailand) for €158 million, bringing its direct holding to 49%;

■	acquisition of 49% of Digita in Finland by TDF for €125 million in cash;

■	acquisition of an additional 31% of Uni2 for €102 million, bringing the Group’s interest to 100%;

■	acquiring control of 86.7% of QDQ Media, of which 30%, or €85 million, was paid in cash, with the balance being paid for by an exchange of Wanadoo S.A. shares;

■	lastly, other less significant investments were made in France, Spain, Germany, Sweden and Portugal, allowing the Group to strengthen its competitive position in Europe.

1.3.2 ANALYSIS OF OPERATING INCOME AND INVESTMENTS IN TANGIBLE AND INTANGIBLE ASSETS BY SEGMENT

Until December 31, 2002, France Telecom analyzed its activity according to four segments: “Orange,” “Wanadoo,” “Fixed line, voice and data services—France” and “Fixed line, voice and data services—Outside France.”

The following table sets forth the principal operating data according to the six segments of activity defined by the Group as of the first half of 2003 and described in section 2.2 “Analysis of Operating Income and Investments in Tangible and Intangible Assets by Segment”: “Orange,” Wanadoo,” “Fixed Line, Distribution, Networks, Large Customers and Operators,” “Equant,” “TP Group” and “Other International”. The data published for the fiscal years ended December 31, 2002 and 2001 have been restated according to the six new segments of activity to enable comparability with the fiscal year ended December 31, 2003.

(€ millions)	At December 31, 2002 (historical)

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group	Other International	Inter- segment eliminations	Group Total

Revenues	17,085	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630
Operating income before depreciation and amortization	5,146	90	7,199	200	1,453	784	45	14,917
Depreciation and amortization	(2,364)	(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan			(199)				0	(199)
Operating income	2,782	(6)	3,496	(321)	653	279	(75)	6,808
CAPEX	3,281	108	2,243	392	1,045	396	(24)	7,441
UMTS/GMS licenses	88	–	–	–	–	46	0	134
Operating income before depreciation and amortization – CAPEX	1,865	(18)	4,956	(192)	408	388	68	7,475
Average number of employees (full-time equivalent)	30,876	6,761	131,311	11,928	45,222	14,047	0	240,145

(€ millions)	At December 31, 2001 (historical)

	Orange	Wanadoo	Fixed Line, Distribution, Networks, Large Customers and Operators	Equant	TP Group(1)	Other International	Inter- segment eliminations	Group Total

Revenues	15,087	1,563	24,054	2,392		4,495	(4,565)	43,026
Operating income before depreciation and amortization	3,288	(64)	7,757	(177)		1,487	29	12,320
Depreciation and amortization	(1,848)	(89)	3,494	(324)		1,042	(113)	(6,910)
Amortization of actuarial adjustments in the early retirement plan			(210)				0	(210)
Operating income	1,440	(153)	4,053	(501)		445	(84)	5,200
CAPEX	3,356	111	3,107	436		1,081	0	8,091
UMTS/GMS licenses	873	0	0	0		0	0	873
Operating income before depreciation and amortization – CAPEX	(68)	(174)	4,650	(613)		406	28	4,229
Average number of employees (full-time equivalent)	29,970	6,588	136,335	9,996		23,295	0	206,184

(1)	TP Group has been consolidated by the full consolidation method since April 1, 2002. Consequently, there are no historical figures for TP Group in 2001.

Unless otherwise indicated, the segment information presented below is before elimination of inter-segment transactions segment.

1.3.2.1 ORANGE SEGMENT

Representing 44.4 million active customers in its majority-owned subsidiaries at December 31, 2002, the “Orange” segment included most of France Telecom’s wireless activities under its subsidiary Orange S.A.

1.3.2.1.1 Operating indicators for the Orange segment

The following table sets forth the main operating indicators of the “Orange” segment at December 31, 2002 and 2001 on a historical basis.

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	17,085	15,087	13.2%
Of which network revenues	15,488	13,434	15.3%
Operating income before depreciation and amortization	5,146	3,288	56.5%
Operating income before depreciation and amortization / Revenues	30%	22%
Operating income	2,782	1,440	93.1%
CAPEX	3,281	3,356	(2.2)%
UMTS/GMS licenses	88	873	(89.9)%
Operating income before depreciation and amortization – CAPEX	1,865	(68)	ns
Average number of employees (full-time equivalent)	30,876	29,970	3.0%

The operating indicators for Orange in 2002 were affected by the transfer on July 1, 2002 of mobile activities in Egypt (Mobinil / ECMS) from the “Other International” segment to the “Orange” segment.

1.3.2.1.2 Revenues

On a historical basis, Orange’s revenues increased by 13.2% between 2001 and 2002. This increase was in line with the steady growth of 15.3% in network revenues, and were partially offset by a decline in equipment sales due to the increasing maturity of the markets in which Orange operates (particularly in the United Kingdom). The growth in network revenues was mainly caused by an increase in the number of customers, which is supported by the integration and roll-out of the Orange brand. At December 31, 2002, Orange’s customer base included 44.4 million active customers in its majority-owned interests, representing an increase of 13.0% in one year. The use of “non-voice” services continued to grow and generated €1.67 billion in revenues in 2002, or 10.8% of network revenues. In France, “non-voice” services represented 8.9% of network revenues, compared to 6.7% in 2001. In the United Kingdom, 14.3% of network revenues came from “non-voice” services, compared to 11.2% in 2001.

In 2002, network revenues represented 90% of Orange’s total revenues. At the same time, the favorable trend in average annual revenue per user (ARPU) was maintained, especially in France and the United Kingdom. This represented a refocusing on higher value-added users and the development of “non-voice” services such as SMS, WAP, GPRS and information on demand.

In France, the 11% increase in Orange’s revenues, linked to the sustained growth in network revenues, was primarily due to the 8% increase in the number of registered customers, which increased from 17.8 million at December 31, 2001 to 19.2 million at December 31, 2002. Revenues for Orange France were affected by the approximately 15% decrease in the price of calls from fixed line networks to the Orange France network. The ARPU amounted to €377 at December 31, 2002, a 3.8% decrease during 2002 compared to an 8.0% decrease during 2001. This improvement reflected the favorable impact of the increase in the share of contract customers for whom ARPU in 2002 was 3.4 times greater than prepaid customers. Contract customers represented 56% of overall active users at December 31, 2002, compared to 53% a year earlier. In addition, “non-voice” ARPU grew 27%, increasing from €26 at December 31, 2001, to €33 at the end of 2002.

In the United Kingdom, Orange posted growth of 12% in 2002 compared to 2001. This increase can be explained by the increase in the number of active customers, which reached 13.3 million at December 31, 2002, compared to 12.4 million in 2001 (an increase of 7%), and by the increase in the use of data services and the emphasis on acquiring and instilling loyalty in customers who generate high revenues. The increase of revenues was due, among other things, to the increase of ARPU, which benefited from the development of “non-voice” services. Furthermore, this increase reflected the growth in average annual revenue, which increased between 2001 and 2002.

“Orange Rest of World”, which includes nearly all of Europe, experienced very rapid growth, especially in Belgium, Switzerland and Slovakia. In total, revenues from “Orange Rest of World” grew 24% at December 31, 2002 compared to the 2001 figures, reflecting primarily an increase in the number of customers, and the consolidation effect linked to the transfer of the Egyptian subsidiary (Mobinil / ECMS) to Orange.

1.3.2.1.3 Operating income before depreciation and amortization

Operating income before depreciation and amortization for the “Orange” segment increased by 56.5% on a historical basis to reach €5,146 million in 2002 compared to €3,288 million in 2001. This sharp increase reflected the increase in operating profitability throughout the segment, as the rate of margin of operating income before depreciation and amortization over network revenues increased from 24% at December 31, 2001 to 33% at December 31, 2002. In fact, the reduction in total acquisition costs and the distribution of fixed costs over a growing customer base enabled Orange to increase its operating margin.

This increase in Orange operating profitability can be explained by a significant drop in total acquisition costs, which decreased 25% in France and 17% in the United Kingdom. This reduction was partially offset by the increase in loyalty costs, which grew 48% in France and 32% in the United Kingdom.

In France, the increase in the termination rate, which rose from 20.6% to 21.6%, was due to the success of the strategy of moving prepaid customers toward contracts, and increasing the termination rate for prepaid offers. Furthermore, this increase was partially offset by the reduction in the flat-rate termination rate, partially showing the benefit of switching to the Orange brand. In the United Kingdom, the termination rate declined from 18.4% in 2001 to 17.5% in 2002.

Outside of France and the United Kingdom, the increase in operating income before depreciation and amortization reflected the improvement in profitability derived from the organic growth of the Orange subsidiaries, mainly in The Netherlands, Belgium, and Denmark.

1.3.2.1.4 Investments in tangible and intangible assets excluding UMTS and GSM licenses

Excluding UMTS and GSM licenses, investments in tangible and intangible assets by the “Orange” segment decreased slightly to €3,281 million at December 31, 2002, compared to €3,356 million at December 31, 2001 (a decline of 2.2%).

In France, Orange’s expenses related to investments in tangible assets decreased slightly between December 31, 2001 and December 31, 2002. This decrease was due to a drop in second generation expenditures and to minimized third generation (UMTS) expenses.

In the United Kingdom, expenses related to investments in tangible assets also decreased compared to December 31, 2001, reflecting a slowdown in second generation expenses and expenses for acquisition and preparation of sites for the third generation telecommunication networks, which were less significant than expected.

Orange’s expenses related to investments in intangible assets in Rest of the World decreased significantly in certain countries, which was offset by the impact of the roll-out of a new network in Sweden. However, Orange discontinued its investments in Sweden following the announcement in December 2002 of its withdrawal from that market.

Investments in intangible assets in 2001 included the acquisitions of UMTS licenses in Belgium for €151 million, in Denmark for €104 million and in France for €619 million. At December 31, 2002, Orange’s investments included €53 million for a supplemental payment for the acquisition of a GSM license in the Ivory Coast, and €35 million for the acquisition of a UMTS license in Slovakia.

1.3.2.1.5 Operating income before depreciation and amortization less CAPEX

Operating income before depreciation and amortization less CAPEX increased significantly between 2001 and 2002, from negative €68 million in 2001 to €1,865 million in 2002. This growth resulted from the positive trend in operating income before depreciation and amortization combined with a decrease in investments in tangible and intangible assets, excluding licenses.

1.3.2.2 Wanadoo segment

At December 31, 2002, Wanadoo included the Internet and directories activities of the France Telecom Group and targeted both the consumer and business markets. Wanadoo was the second largest Internet access provider in Europe with more than 8.5 million active subscribers at December 31, 2002 and the third largest directories group in Europe with nearly €880 million in revenues at December 31, 2002. Present throughout the entire value chain of Internet activities, Wanadoo included access offerings (dial-up Internet access, ADSL and cable), and services and content (portals, directories, e-Merchant and pay services).

Wanadoo’s activities include:

■	“Access, Portals and e-Merchant” activities and

■	“Directories”.

1.3.2.2.1 Operating indicators for the Wanadoo segment

The following table sets forth the main operating indicators for the “Wanadoo” segment at December 31, 2002 and 2001 on a historical basis:

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	2,075	1,563	32.7%
Operating income before depreciation and amortization	90	(64)	ns
Operating income before depreciation and amortization / Revenues	4%	(4)%
Operating income	(6)	(153)	96.1%
CAPEX	108	111	(2.3)%
Operating income before depreciation and amortization – CAPEX	(18)	(174)	89.7%
Average number of employees (full-time equivalent)	6,761	6,588	2.6%

The main changes in the scope of consolidation that occurred between 2001 and 2002 concerning the Wanadoo segment were:

■	consolidation of the activities of Freeserve (United Kingdom) as of March 1;

■	consolidation of the activities of QDQ Media (Spain) as of April 1, 2001;

■	the effect of full consolidation of eresMas, which was rebranded Wanadoo Espana on January 1, 2003, following the merger on November 1, 2002;

■	the transfer of Wanadoo Services Pro to the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment as of January 1, 2002; and

■	the removal of Telelistas from the scope of consolidation, which occurred on January 1, 2002.

1.3.2.2.2 Revenues

At December 31, 2002, the revenues for the “Wanadoo” segment increased 32.7% on a historical basis compared to December 31, 2001, due to a certain extent, to the changes in the scope of consolidation indicated above. The 2.5 million increase in the number of active customers in 2002 (40.7% increase in one year) reflected, partly the internal growth of 1.5 million customers, but also the contribution of 1 million customers resulting from the acquisition of the Spanish ISP eresMas, consolidated since November 2002 and rebranded Wanadoo Espana on January 1, 2003, following the merger.

The growth in revenues from access services was generated, in part, from the growth in average revenues per user (ARPU), which explains the increasing share of more lucrative offers (ADSL and “all-inclusive” low speed packages). Regarding this, the number of broadband customers amounted to 1.374 million at December 31, 2002, of which 1.187 million ADSL subscribers.

The increase in revenues was due, to a large extent, to the increased expansion of “Access, portals and e-Merchant” services, which had revenues that had increased 67%. Furthermore, international activities accounted for 32% of revenues from “Access, portals and e-Merchant” activities in 2002, compared to 26% in 2001.

Furthermore, revenues from the “Directories” sub-segment increased 4%, generated by Pages Jaunes and the impact of the consolidation of QDQ Media over the entire fiscal year.

The increase in revenues from “Access, portals and e-Merchant” activities was due mainly to the expansion in Internet access services under the effect of:

■	an annual increase in the number of active customers at December 31, 2002, or 41%;

■	the favorable change in the mix between offerings, which significantly increased the proportion of paying offerings, particularly the most profitable offerings, such as the Wanadoo Intégrales offerings (low-speed access services including a subscription fee) and high-speed offerings, specifically ADSL access. These factors led to an increase in average revenue per user (ARPU).

■	the expansion of e-Merchant activities, from which revenues increased 39% between 2001 and 2002.

At the same time, a significant portion of the increase in revenues from “Directories” activities was due to the increase in revenues from online directories in France.

1.3.2.2.3 Operating income before depreciation and amortization

Ahead of its expansion plan, in 2002 Wanadoo posted operating income before depreciation and amortization of €90 million, compared to negative €64 million one year earlier, on a historical basis. This increase highlighted the significant improvement in operating profitability of the “Wanadoo” segment.

The “Access, Portals and e-Merchant” sub-segment had negative operating income before depreciation and amortization but it had improved significantly by almost 43% compared to the end of December 2001 (negative €166 million at December 31, 2002 compared to negative €290 million at December 31, 2001). This increase was obtained primarily by the significant improvement in the profitability of access activities. From December 31, 2001 to December 31, 2002, the cost of services and products sold increased by 40% while revenues increased by 67%, thereby highlighting the sensitivity of the activities to volume, especially with regard to access activities. Access activities benefited from better network rates for low-speed offerings, which were partially offset by an increase in high-speed offerings and by an increase in costs specific to the access-provider function, which was less than the increase in revenues. The improvement in the profitability of “Access, Portals and e-Merchant” activities were also due to marketing and selling cost-controls, in a climate marked by the launch of high-speed offerings, which generated higher unit acquisition costs.

“Directories” activities continued to have very positive operating income before depreciation and amortization, which increased more than 21% compared to December 31, 2001 to reach €289 million in 2002. This growth highlighted the major productivity gains made in directories activities in France. Between December 31, 2001 and December 31, 2002, the cost of services and products sold decreased by 15% while revenues increased by 4%.

1.3.2.2.4 Investments in tangible and intangible assets

Investments in tangible and intangible assets by the “Wanadoo” segment decreased slightly from 2001 to 2002 (a decrease of 2.3%). The “Access, Portals and e-Merchant” sub-segment increased its level of capital spending, in production capacity particularly, to accommodate growth in the number of customers and audience, while capitalized production of audiovisual activities declined, which explains the reduction reported compared to 2001. Investments in “Directories” activities remained stable.

1.3.2.2.5 Operating income before depreciation and amortization less CAPEX

Operating income before depreciation and amortization less CAPEX increased significantly by 89.5%, from negative €174 million in 2001 to negative €18 million in 2002. This increase reflected the sharp increase in operating income before depreciation and amortization combined with the stability of investments in tangible and intangible assets by Wanadoo.

1.3.2.3 FIXED LINE, DISTRIBUTION, NETWORKS, LARGE CUSTOMERS AND OPERATORS SEGMENT

The “Fixed Line, Distribution, Networks, Large Customers and Operators” segment combines the fixed line services of the France Telecom Group primarily in France, particularly fixed line telephony, services to operators, services to businesses, cable television, sale and rental of equipment, and support functions (including research and development services) and the information systems division. On December 13, 2002, France Telecom sold its holding in TDF.

The fixed line telephone activities of France Telecom were affected by the gradual opening of its various services to competition: long-distance communications were opened to competition on January 1, 1998, while the opening of the local communications market occurred on January 1, 2002. Marked at the beginning of 2002 by the impact of the automatic transfer to its competitors of the local traffic of customers who had preselected their operators, the France Telecom’s market share for local traffic was much more favorable in the second half of the year. According to France Telecom, market share for local traffic was 80.9% in December 2002, compared to 82.7% in June 2002 and 96.8% in December 2001.

France Telecom’s market share for long-distance communications (domestic and international) stabilized in 2002 at its 2001 levels; France Telecom estimated that this was 64.3% in December 2002 compared to 64.6% in December 2001.

At the same time, the unbundling of the local loop implemented. At February 1, 2003, there were 10,440 unbundled lines including 9,027 partially unbundled lines and 1,413 fully unbundled lines. Partial unbundling allows third-party operators to market ADSL offerings.

1.3.2.3.1 Operating indicators for the Fixed Line, Distribution, Networks, Large Customers and Operators segment

The following table sets forth the primary operating indicators for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment as of December 31, 2002 and 2001 on a historical basis:

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	23,064	24,054	(4.1)%
Operating income before depreciation and amortization	7,199	7,757	(7.2)%
Operating income before depreciation and amortization / Revenues	31%	32%
Operating income	3,496	4,053	(13.7)%
CAPEX	2,243	3,107	(27.8)%
Operating income before depreciation and amortization – CAPEX	4,956	4,650	6.6%
Average number of employees (full-time equivalent)	131,311	136,335	(3.7)%

The changes in the scope of consolidation that occurred between 2001 and 2002 included:

■	the transfer of Wanadoo Services Pro from the “Wanadoo” segment to the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment on January 1, 2002;

■	the consolidation of Internet Telecom on January 1, 2002; and

■	the consolidation of CNTP (Compagnie Nouvelle de Traitement des Paiements) by the equity method as of July 1, 2001, and the impact of the sale of real estate on the segment.

1.3.2.3.2 Revenues

On a historical basis, the revenues of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment decreased by 4.1%.

This decrease partly reflected the following factors:

■	Since January 1, 2002, France Telecom’s market share for local traffic has been marked by the impact of the automatic transfer to competitors of the local traffic of customers who have preselected their operators. However, that decrease was much more favorable in the second half of the year: the market share of France Telecom for local traffic was 80.9% in December 2002, compared to 82.7% in June 2002 and 96.8% at the end of December 2001.

Revenues from domestic and long distance calling were also affected by the decline in the overall fixed line domestic calling market in France. France Telecom estimated the reduction in the overall volume of both local and long distance traffic to be 8% for 2002, compared to 5% for 2001; this impact translated into approximately 40% of the reduction in domestic calling revenues posted in 2002.

In turn, revenues from calls to wireless users was affected in 2002 by tariff reductions of approximately 15% for calls as of April 30, 2002, which more than offset the annual increase of 7.4% in the volume of calls. Lastly, revenues from international outgoing traffic fell by 1.4% in 2002, due to the impact of a 10% tariff reduction made in July 2001, which more than offset the 2.7% increase in the volume of traffic.

In addition, the impact of the 13.7% decrease in traffic volume of payphones and calling cards, related to the growth in wireless telephony services, was partially offset by the 6.4% increase in revenues per minute, resulting, in particular as regards the payphones, from the increased share of calls to wireless telephones and international calls, which are more lucrative, while France Telecom’s share of local calls steadily decreased.

With regard to operator services, national interconnection was marked in 2002 by the growth of (i) direct connection of third-party operator networks to the subscriber switch and (ii) flat-rate interconnection of Internet access traffic, billed in regard to the number of interconnected circuits, regardless of the length of calls switching from one network to another.

■	Similarly, revenues from international operator services decreased 18.0% compared to the previous year, following a decrease of 0.5% in 2001. Revenues from incoming international traffic, which represented two-thirds of the revenues from services to international operators, decreased 16.3% due to a decrease of 14.3% in the average price of fees for incoming calls billed by France Telecom to international operators and a decrease of 2.3% in the volume of incoming calls. Revenues from transit services (leasing of circuits and re-routing of calls) decreased 21.1% in 2002 compared to a decrease of 1.9% the previous year.

■	The downward trend in Minitel revenues and revenues from low-speed Internet access (directly billed by France Telecom).

The impact of those unfavorable developments was partially offset by the following increases:

■	The very sharp increase in 2002 in revenues from ADSL Internet access (excluding billing by Wanadoo) due to the rapid growth in ADSL connections. The number of ADSL accesses for consumers in France (including Wanadoo ADSL access) more than tripled, amounting to 1,359,000 at December 31, 2002 compared to 408,000 one year earlier, with an increase in this growth in the fourth quarter, thereby exceeding the goal of 1.3 million ADSL accesses activated at the end of the year.

■	Revenues from business services to businesses continued to grow steadily in 2002. This growth was due to the rapid expansion of data network solutions that incorporate management and network supervision services of the networks of business customers.

Revenues from the TDF Group, which represented nearly two-thirds of total revenues from “Broadcasting and audiovisual transmission” in 2002, increased by 3.9% compared to the previous year. This increase was mainly due, in France, to (i) the growth in telecommunications site maintenance and engineering services, with the introduction of wireless operator relays on TDF’s infrastructure and (ii) the 7.8% increase in the activities outside France and the strong performance of the video services studios business.

France Telecom withdrew from TDF on December 13, 2002.

The 4.1% increase in revenues from cable television in 2002 resulted from the growth of the FT Cable group, a direct subscriber services provider, which experienced an increase in revenues of 8.3% resulting from (i) the migration of analog subscriptions to more profitable digital packages and (ii) a 3.7% increase in the number of subscribers, which rose to 854,000 at December 31, 2002, from 824,000 a year earlier. This increase was partially offset by the decrease in revenues from infrastructure operator activities, due to the sale of networks to Noos (previously Lyonnaise Cable) completed at the end of May 2002.

1.3.2.3.3 Operating income before depreciation and amortization

On a historical basis, operating income before depreciation and amortization of the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment decreased by 7.2%. Expenses of the segment reflected the sale of real estate, which translated into a significant increase in rental charges from 2001 to 2002.

Aside from this impact, the overall level of expenses of the segment was stable from 2001 to 2002, which resulted from the following factors:

■	the reduction in payments for mobile call termination fees and international payments;

■	the decrease in external purchases, excluding payments to operators, in particular relating to external consumption and client provisions. This reduction was partially offset by the impact of the exceptional factors recorded at December 31, 2001, especially the capital gain realized on the sale of tangible assets when the cable networks were sold to Noos. Personnel expenses were on the whole stable; and

■	the increase in intra-Group expenses, excluding payments to operators, in particular the purchases of mobile handsets and mobicarte recharges with Orange, and commercial relationships between Transpac and Equant.

The operating expenses reflected productivity gains realized for network activities.

1.3.2.3.4 Investments in tangible and intangible assets

Investments in tangible and intangible assets by the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment decreased 27.8% from December 31, 2001 to December 31, 2002.

Network investments, which accounted for more than half of the investments in tangible and intangible assets of the segment, decreased overall. Due to the rationalization and optimization of the networks, the main investment account was down, except for ADSL. The most significant changes concerned:

■	the local loop, whose capital spending decreased considerably in 2002. This reduction was due to the effects of rebuilding the network during the first half of 2001 following the storm in December 1999;

■	capital expenditures connected with the switched telephone network, other specialized networks, and resources shared by these networks, which decreased significantly due to the effects of lower prices for equipment and the streamlining of investments by targeting high-speed (ADSL) infrastructures and the renovation of radio links;

■	investments in other Internet equipment were down due to the refocusing of spending on high-speed equipment, and lower prices for equipment for high-speed access services; and

■	the increase in investments in ADSL between 2001 and 2002 due to the goal of covering 80% of the population by 2003 and by increased growth in the customer base in 2002 compared to 2001, despite a drop in equipment prices.

The other tangible and intangible investment items (data processing, real estate, handsets, pay phones and intangible investments), for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment were stable. This stability reflects the decreased spending on data processing and real estate. Conversely, non-network tangible investments showed increased spending on handsets for the purpose of updating the range of handsets leased to encourage use of the new services.

1.3.2.3.5 Operating income before depreciation and amortization less CAPEX

Operating income before depreciation less CAPEX for the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment increased by 6.6% from 2001 to 2002. This increase reflected the sharp reduction in tangible and intangible investments, which was partially offset by the reduction in operating income before depreciation and amortization.

1.3.2.4 EQUANT SEGMENT

The Equant segment combines the activities of global data transmission services to businesses. Following the purchase of Global One (at the beginning of 2000), France Telecom finalized the purchase of Equant (June 2001), then immediately merged those two companies, resulting in the creation of the world leader in IP and data services for businesses. At December 31, 2002, France Telecom owned 54.2% of the new Equant entity.

1.3.2.4.1 Operating indicators for the Equant segment

The following table sets forth the main operating indicators for the “Equant” segment at December 31, 2002 and 2001, on a historical basis:

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	3,156	2,392	31.9%
Operating income before depreciation and amortization	200	(177)	ns
Operating income before depreciation and amortization / Revenues	6%	(7)%
Operating income	(321)	(501)	35.9%
CAPEX	392	436	(10.1)%
Operating income before depreciation and amortization – CAPEX	(192)	(613)	68.7%
Average number of employees (full-time equivalent)	11,928	9,996	19.3%

Equant has been fully integrated into its new scope of consolidation, including Global One in its entirety, since July 1, 2001.

1.3.2.4.2 Revenues

Equant’s revenues increased 31.9% between 2001 and 2002, amounting to €3,156 million in 2002, compared to €2,392 million in 2001. This sharp increase reflected the full consolidation of Equant, as of July 1, 2001.

Excluding the impact of consolidation, Equant’s revenues decreased in 2002 compared to 2001, in a depressed economic environment. Network services continued to grow and, at the end of 2002, accounted for nearly 53% of total gross revenues. But revenues were down due to the drop in sales in the integration services market and, to a lesser extent, the decline in gross revenues from SITA.

1.3.2.4.3 Operating income before depreciation and amortization

Conversely, Equant’s operating income before depreciation and amortization for 2002 showed significant improvement, increasing from negative €177 million at December 31, 2001 to €200 million at December 31, 2002. Aside from the impact of the twelve-month consolidation of Equant, this improvement was due to effective costs controls and the continuation of the first effects of the synergies involved in the merger with Global One; the merger resulted in an improvement in the network’s cost structure and a streamlining of all functions.

1.3.2.4.4 Investments in tangible and intangible assets

Investments in tangible and intangible assets decreased by 10.1%.

Excluding the impact of consolidation between the two years: twelve months in 2002, compared to six months in 2001, this decrease was the direct result of synergies connected with the merger, and the clear current slowdown of the market, which resulted in a reduction in tangible and intangible investments in clients and control of investment costs. Expenses were primarily for adaptation of the network, as well as development of back-office and sales management systems.

1.3.2.4.5 Operating income before depreciation and amortization less CAPEX

Better control of capital expenditures and an improvement in operating income before depreciation and amortization enabled Equant to improve its level of operating income before depreciation and amortization less CAPEX in 2002 compared to the end of 2001, increasing from negative €613 million in 2001, to negative €192 million in 2002.

1.3.2.5 TP GROUP SEGMENT

The “TP Group” segment has included the activities of TP S.A., the historical Polish operator and its subsidiaries, including, notably, PTK Centertel for wireless activities, since April 1, 2002. The consortium formed by France Telecom and Kulczyk Holding owns 47.5% of TP S.A., of which France Telecom holds 33.93%.

The following table sets forth the main operating indicators of the “TP Group” segment at December 31, 2002 on a historical basis:

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	3,471	–	–
Operating income before depreciation and amortization	1,453	–	–
Operating income before depreciation and amortization / Revenues	42%	–	–
Operating income	653	–	–
CAPEX	1,045	–	–
Operating income before depreciation and amortization – CAPEX	408	–	–
Average number of employees (full-time equivalent)	45,222	–	–

TP Group has been fully consolidated since April 1, 2002. Consequently, the figures presented above for 2002 correspond to nine months of activity. Furthermore, the average number of employees is adjusted by the number of months during which the TP Group was fully consolidated over the total number of months in the period.

1.3.2.5.1 Revenues

Revenues for TP Group were €3,471 million in 2002. Revenues from fixed line services accounted for approximately 80% of revenues for TP Group. The wireless services of the subsidiary PTK Centertel experienced rapid growth. Its market share was 32.1% in 2002, compared to 27.8% in 2001. In addition to the very rapid growth in mobile telephony, TP Group benefited from the strong growth of the Internet market.

1.3.2.5.2 Operating income before depreciation and amortization

Operating income before depreciation and amortization was €1,453 million at December 31, 2002.

To improve its operating profitability, a program to reduce operating costs before depreciation and amortization was implemented within TP Group relating to expenses connected to consumption and services, and particularly with respect to purchases of hardware and energy.

Also, TP Group has implemented a restructuring plan, which led to a reduction in personnel expenses.

1.3.2.5.3 Investments in tangible and intangible assets

The expenses connected with investments in tangible and intangible assets amounted to €1,045 million. An optimization program was initiated in 2001.

1.3.2.5.4 Operating income before depreciation and amortization less CAPEX

Operating income before depreciation and amortization less CAPEX amounted to €408 million at the end of 2002.

1.3.2.6 OTHER INTERNATIONAL SEGMENT

The “Other International” segment covers the activities conducted outside of France as an operator of fixed line telephony and data transmission, television broadcast and cable television and wireless activities not contributed to Orange (Voxtel in Moldavia and FTM Lebanon):

(€ millions)	Year ended December 31,		Variations

	2002 historical	2001 historical	2002/2001 historical

Revenues	2,427	4,495	(46.0)%
Operating income before depreciation and amortization	784	1,487	(47.3)%
Operating income before depreciation and amortization / Revenues	32%	33%
Operating income	278	445	(37.6)%
CAPEX	396	1,081	(63.4)%
Investments in UMTS/GSM licenses	46	–	–
Operating income before depreciation and amortization – CAPEX	388	406	(4.4)%
Average number of employees (full-time equivalent)	14,047	23,295	(39.7)%

The main effects of changes in the scope of consolidation that occurred between 2001 and 2002 were:

■	the consolidation of Telecom Argentina by the equity method as of 21 December 2001;

■	the impact of the transfer of ownership of the FTM Lebanon network to the Lebanese government as of August 31, 2002;

■	the ceasing of the activity of Tesam as of July 1, 2001; and

■	the transfer on July 1, 2002 of wireless activities in Egypt (Mobinil / ECMS) from the “Fixed line, voice and data services - Outside of France” segment to the “Orange” segment.

1.3.2.6.1 Revenues

On a historical basis, revenues from the “Other International” segment decreased 46% mainly due to primarily the following consolidation effects:

■	the consolidation of Telecom Argentina by the equity method;

■	the transfer of Egyptian mobile telephone activities (Mobinil / ECMS); and

■	the removal of FTM Lebanon as a result of the transfer of ownership of its network to the Lebanese government.

Aside from those consolidation effects, the revenues of the “Other International” segment reflected the increase in fixed line services of the Group, notably Uni2 in Spain, which continued the very strong growth in their revenues.

1.3.2.6.2 Operating income before depreciation and amortization

The operating income before depreciation and amortization at December 31, 2002 of the “Other International” segment decreased significantly compared to December 31, 2001, a decrease of 47.3%. This decrease due notably, to the changes in scope of consolidation noted above.

Excluding those effects, operating income before depreciation and amortization of the “Other International” segment reflected the growth of profitability of other subsidiaries of the segment, particularly Uni2.

1.3.2.6.3 Investments in tangible and intangible assets

Investments in tangible and intangible assets, excluding licenses decreased significantly for the “Other International” segment (63.4%) between December 31, 2001 and December 31, 2002. This decrease was due primarily to the equity-method consolidation of Telecom Argentina and the transfer of Mobinil / ECMS to the “Orange” segment.

Aside from those effects, tangible and intangible investment expenditures decreased, notably due to reductions in expenditures made by other subsidiaries, such as Uni2 and Casema.

Intangible investments of the “Other International” segment included the acquisition of a GSM license in Mali (Ikatel) for a value of €46 million.

1.3.2.6.4 Operating income before depreciation and amortization less CAPEX

Operating income before depreciation and amortization less CAPEX of the “Other International” segment declined by 4.9% from 2001 to 2002, decreasing from €406 million in 2001 to €386 million in 2002, due to the drop in operating income before depreciation and amortization, which was partially offset by the reduction in tangible and intangible investment expenses.

1. 3.3 FROM OPERATING INCOME TO NET INCOME

The following table sets forth figures relating to operating income and net income, at December 31, 2002. Exceptional provisions and amortization concerned MobilCom, Equant, NTL, Wind, Orange Communications S.A., the Kulczyk put, the Orange restructuring costs, the effects of the political and economic situation in the Ivory Coast, JTC (Jordan) and deferred taxes.

(€ millions)	Year ended December 31,
	2002 historical	2001 historical
Operating income	6,808	5,200
Interest expenses net (excluding TDIRA)	(4,041)	(3,847)
Foreign exchange gains/(losses), net	136	(337)
Discounting of early retirement plan	(216)	(229)
Current income from integrated companies	2,687	787
Other non-operating income/(expense), net	(12,849)	(5,904)
Income taxes	(2,499)	2,932
Employee profit sharing	(148)	(131)
Net income/(loss) from integrated companies	(12,809)	(2,316)
Equity in net income of affiliates	(367)	(890)
Goodwill amortization	(2,352)	(2,531)
Exceptional goodwill amortization	(5,378)	(3,257)
Net income/(loss) of the consolidated group	(20,906)	(8,994)
Minority interests	170	714
Net income/(loss)	(20,736)	(8,280)

1. 3.3.1 INTEREST EXPENSES, NET AND FOREIGN EXCHANGE GAIN/(LOSS), NET

Interest expenses, net totalled €4,041 million in 2002 compared to €3,847 million one year earlier, an increase of €194 million. The increase in interest expenses was partly due to an increase in average net debt outstanding and also due to an increase in margins at issue, including an activation of the step-up of the bonds and deterioration in the conditions of the borrowing under the €15 billion line of credit following the downgrading of France Telecom’s rating.

Interest expense, net will be affected in the future by issue of €6.1 billions perpetual bonds redeemable for France Telecom shares (TDIRA) bearing compounded interest of 7% (reduced to 5.75% in August 2003, see 2.3.1 “Interest expenses, net and foreign exchange gain/(loss), net”).

Foreign exchange gain (loss), net in 2002 amounted to a gain of €136 million (compared to a loss of €337 million at December 31, 2001). This gain was mainly due to the foreign-exchange position of the dollar.

France Telecom’s net debt was €68,019 million at December 31, 2002 compared to €63,423 million at December 31, 2001. It included €11,192 million in convertible or exchangeable bonds (€ 10,750 million at December 31, 2001).

The average maturity of the net debt decreased in 2002; it decreased from 4.6 years at December 31, 2001 to approximately 4 years at December 31, 2002. This reduction in average maturity was due to the small amount of bonds issued in 2002 (€3.5 billion). The rise in the weighted annual average cost of France Telecom’s net debt from 5.82% to 5.90% between December 31, 2001 and December 31, 2002 was due to the application of step ups to a significant share of the debt (€24.6 billion) and to the increase in margins at issue requested by bond investors. However, the rise in the average cost of the debt was limited to 8 basis points, partly due to the drop in short-term interest rates (the EURIBOR three-month fell from 4.26% in 2001 to 3.32% in 2002) and also due to the fact that the step-ups had an impact spread out over time on certain bonds (the coupon increase is not prorated, but made after the payment of the current coupon).

The instantaneous weighted average interest rate of the long-term financial debt including bank loans and exchangeable or convertible bonds, representing the average nominal interest rate of long-term debt on a given date, increased from 5.29 % at December 31, 2001 to 6.07% at December 31, 2002.

The drop in interest rates led France Telecom to increase its share of fixed-rate debt, after swaps, from 66% at December 31, 2001 to 72% at December 31, 2002.

France Telecom’s policy is not to engage in speculative derivative transactions. Since most derivatives are entered into to hedge against business exposures and activity-related uncertainties, market risk connected with these instruments is largely offset by the risks created by the hedged items.

1. 3.3.2 CURRENT INCOME FROM INTEGRATED COMPANIES

Current income from integrated companies was €2,687 million at December 31, 2002, compared to €787 million at December 31, 2001.

1. 3.3.3 OTHER NON-OPERATING INCOME/(EXPENSE)

At December 31, 2002, other non-operating income/(expense) amounted to an expense of €12,849 million, compared to an expense of €5,904 million at December 31, 2001. This item includes capital gains or losses from sales of assets, income from dilution, other provision movements, costs of the sale of receivables and dividends and exceptional provisions.

1.3.3.3.1 Capital gains and losses from the sale of assets

At December 31, 2002, the principal divestitures included the capital gains realized on the sale of TDF for €486 million, the capital gains recorded for the sale of Panafon for €274 million, the capital gains made on the sale of the Group’s stake in Télévision Par Satellite (TPS) for €177 million, the capital gains made on the partial sale of Pramindo Ikat for €27 million, as well as the loss of €41 million on the July 2002 settlement of the off-balance sheet commitment on CCIC securities. Furthermore, income from dilution profit recorded for eresMas (rebranded Wanadoo Espana as of January 1, 2003, following merger) at Wanadoo totaled €35 million.

At December 31, 2001, sales of assets reflected capital gains of €1,068 million for the sale of the first part of the Group’s holding in STMicroelectronics, €401 million for Sema Group plc and €181 million for Sprint Fon, net of exchange adjustments. The sale of a first portion of the Group’s real-estate assets resulted in capital gains of €705 million, net of costs. In addition, other non-operating income and expenses at December 31, 2001 included dilution income totaling €1,086 million, following Wanadoo’s acquisition of Freeserve included in the United Kingdom and QDQ Media in Spain. It also included dilution income due to the contribution of Infostrada to Wind for €934 million, and a profit of €482 million following the final valuation of Global One in connection with the merger of Global One and Equant.

1.3.3.3.2 Movements in other provisions and reversals of provision

Excluding capital gains, other non-operating income/(expense) included provisions for certain foreign holdings. It related to reassessment of the useful value of these companies in connection with the strategic review in progress at December 31, 2002 and included:

-	Uni2 for €192 million;

-	Dutchtone for €212 million (€183 million for the Group share);

-	Connect Austria for €132 million (€114 million for the Group share);

-	Optimus for €30 million (€26 million for the Group share);

-	Telinvest securities for €61 million;

-	Globecast securities for €45 million; and

-	Novis and Clix securities for €45 million.

Furthermore, a provision for €285 million for NTL and MSCP current accounts relating to the Noos transaction and a provision for €52 million for the expected loss relating to the sale of Casema securities were recorded. Sprint securities were depreciated by €39 million and a provision for Intelig was recorded in Brazil in the amount of €145 million.

At December 31, 2001, other provision movements included a net write-back of €396 million of the reserve that had been made at December 31, 2000 for the Global One / Equant deal, a provision of €134 million for TESAM, and provisions relating to the realizable value of certain non-strategic foreign subsidiaries, including €141 million for Intelig.

1.3.3.3.3 Other

Lastly, other non-operating income and expenses at the end of December 2002 included costs related to debt and carry-back securitization operations for €62 million, costs for France Telecom S.A. securities in the amount of €60 million, and the costs of consolidation of Equant for €48 million. Furthermore, an additional cost for the distribution of free shares of Deutsche Telekom (price adjustment connected to the agreement for sale of Deutsche Telekom securities held by France Telecom) resulted in a provision for €58 million.

1.3.3.3.4 Exceptional Provisions

Other non-operating income and expenses, at December 31, 2002, also included exceptional provisions for €11,963 million, including:

-	€7,290 million for MobilCom (including a risk provision amounting to €7 billion to cover the risks related to the financing of the development of MobilCom’s UMTS activities, and an overall depreciation of payments made during the first half of 2002 of €290 million);

-	€1,641 million for an additional provision for NTL;

-	€1,627 million for Wind (€1,404 million for the net Group share);

-	€571 million for the commitment to buy back TP S.A. shares from Kulczyk Holding;

-	€490 million (€423 million for the net Group share) for restructuring costs within Orange; including €252 million related to the withdrawal from Sweden that was announced in December 2002; and

-	€343 million (€244 million for the net Group share) for the depreciation of assets in the Ivory Coast (CI Telcom and Orange Ivory Coast).

At December 31, 2001, exceptional provisions amounted to €9,380 million, including (i) €5,910 million in provisions for depreciation of NTL ordinary shares, preferred shares, convertible bonds and miscellaneous expenses; (ii) €2,077 million as a provision for risks and expenses relating to Equant CVRs and (iii) €1,393 million (€1,260 million for the net Group share) for the depreciation of MobilCom stock consolidated by the equity method.

1.3.3.4 Income tax

France Telecom S.A. files a consolidated tax return for its French subsidiaries that are at least 95% owned.

Following the public offering and listing of Orange in February 2001, Orange S.A. and its French subsidiaries formed their own consolidated tax group as of 2002.

Following the public offering and listing of Wanadoo in July 2000, Wanadoo and its French subsidiaries formed their own consolidated tax group as of 2001.

The breakdown of the tax according to the tax consolidation groups and for the other subsidiaries is shown below:

(€millions)	Year ended December 31,

	2002 historical	2001 historical

France Telecom S.A. tax group	(1,588)	3,862
Orange S.A. tax group	(531)	(593)
Wanadoo S.A. tax group	68	(26)
Other subsidiaries in France and outside France	(448)	(311)

Total income taxes	(2,499)	2,932

The year’s corporate income taxes are based on the application of the forecasted year-end effective tax rate on the result before tax at December 31, 2002. In France, deferred taxes are based on determined tax rates, i.e., 35.43% for 2002 and thereafter.

The decrease in the market price of the France Telecom S.A. shares in 2002 led to the recording of tax-deductible provisions in the financial statements, and the NTL and MobilCom risks led to a significant increase in the losses carried forward within the France Telecom S.A. consolidated tax group. This extended the forecasted recovery date of the deferred tax assets beyond the eight-year horizon used for the 2001 financial statements.

In this context, the application of the prudence concept, which, in accounting, prevails regarding the recognition of deferred tax assets, led to a provision (for the France Telecom S.A. consolidated tax group) for the deferred tax assets generated during 2002 (€891 million) and a provision of €1,800 million for the amount of taxes deferred at December 31, 2001. The net deferred tax charge of the France Telecom S.A. consolidated tax group amounted to €1,602 million after taking into account the tax released to the 2002 dividends (€198 million recorded in reserves). The ability to do a reversal subsequently is essentially dependent on the evaluation of the completion of the TOP Program and the completion of the capital increase.

France Telecom considered on the best of its budgets, business plans and financing plans reflecting the financial situation as of December 31, 2002, that the deferred tax asset maintained in the balance sheet for France Telecom S.A. and the companies in its consolidated tax group would be able to be recovered through the existence of taxable income expected in the next eight years within its regularly profitable activity as a fixed line operator in France. Moreover, given these results and given the possibilities to carry forward indefinitely certain tax losses relating from depreciation charges, the share of the tax loss carry forwards which is not indefinitely carried forward should be completely used within the legal timeframe of five years, with the balance acquiring the status of losses indefinitely carried forward.

In 2001, France Telecom S.A. and its consolidated tax group showed a significant tax loss, resulting primarily from the effect of the listing of Orange S.A. and the sale of France Telecom shares to SITA in connection with the acquisition of Equant. That tax loss has generated carry-back receivables of €1,630 million and a loss that can be carried forward of €2,231 million.

In December 2001, France Telecom sold to a financial institution the carry-back receivables held on the French State, including €1,111 million in exchange for bills that were cashed under fiscal year 2002.

The breakdown of the tax on the France Telecom S.A. consolidated tax group is as follows:

(€ millions)	Year ended December 31,

	2002 historical	2001 historical

Carry-back	0	1,630
Other current taxes	14	(26)
Deferred taxes for the year	1,089	3,007
Provision for depreciation and restatement of deferred taxes	(2,691)	(750)
Effective tax of France Telecom S.A. consolidated tax group	(1,588)	3,862

France Telecom S.A. and its main French subsidiaries have been subject to a tax audit for the years 1998 and 1999. The tax audit is partly completed and the possible reassessments relate mainly to timing differences in taxable amounts. The impacted subsidiaries have communicated their comments to the authorities. At December 31, 2002, France Telecom S.A. is waiting for a final decision from the tax authorities.

1.3.3.5 EMPLOYEE PROFIT-SHARING

Pursuant to the French law of July 26, 1996 and French labor regulations, France Telecom has been subject to the employee profit-sharing requirements since January 1, 1997. The profit sharing agreement, signed with France Telecom’s labor unions includes France Telecom’s French subsidiaries whose capital is owned directly or indirectly at more than 50%.

The charge calculated according to the terms and conditions of the applicable agreement amounted to €148 million at December 31, 2002, compared to €131 million at December 31, 2001.

1.3.3.6 NET INCOME/(LOSS) FROM INTEGRATED COMPANIES

Net loss from integrated companies amounted to €12,809 million for the period ended December 31, 2002, compared to a loss of €2,316 million for the period ended December 31, 2001.

1.3.3.7 EQUITY IN NET INCOME/(LOSS) OF AFFILIATES

As of December 31, 2002, the share in Equity in net income/(loss) of affiliates amounted to a loss of €367 million, compared to a loss of €890 million one year previously.

In comparison with the equity in net income/(loss) of affiliates as of December 31, 2001, there is an improvement of €523 million which can be explained primarily by the following developments:

■ developments that had a positive impact on earnings:

-	the equivalency value of MobilCom, which was reduced to zero as of December 31, 2001; consequently, no share in earnings has been shown since January 1, 2002, compared to a loss of €178 million recorded for the year 2001;

-	the equivalency value of Telecom Argentina, which was reduced to zero as of December 21, 2001, after total depreciation of the company’s value; consequently, no share in earnings has been shown since January 1, 2002, compared to a loss of €178 million recorded for the year 2001;

-	the share income recorded for Eutelsat, which was consolidated by the equity method as of January 1, 2002, i.e., a positive impact of €70 million;

-	the discontinuance of consolidation of Technocom effective January 1, 2002, compared to a loss of €31 million recorded as of December 31, 2001;

-	the sale of TPS to TF1 on May 6, 2002 representing a positive impact on the earnings of companies consolidated by the equity method, in the amount of €25 million.

■ conversely, the earnings of companies consolidated by the equity method shows:

-	the significant reduction in the share in earnings of TP Group (TP S.A. and PTK Centertel in Poland) which was fully consolidated as of April 1, 2002 while it has been consolidated by the equity method since October 1, 2000, i.e., negative impact of €45 million;

-	the share in negative earnings of TA Orange (formerly BITCO), which can be explained by the increase in costs due to the commercial launch during the first half of 2002, i.e. , negative impact of €22 million.

1.3.3.8 GOODWILL AMORTIZATION

The amount of the provisions for goodwill amortization as of December 31, 2002 was €2,352 million, compared to €2,531 million as of December 31, 2001. Making major long-term investments in connection with the international expansion of the Group, especially in 2000, generated a large volume of goodwill. Amortization, over a 20-year period, of that goodwill in 2002 concerned primarily Orange, including Orange PCS for €1,133 million, Orange Communications S.A. in Switzerland for €129 million, Wind for €47 million and BITCO in Thailand for €17 million. The figure for Equant was €511 million, TP Group €130 million and Freeserve €97 million.

In connection with preparing the financial statements for the year 2002, the current value of goodwill, defined as the highest value between the material and use values, underwent an annual evaluation. The degree of analysis with which France Telecom assesses the recoverable value of goodwill relating to its principal sub-groups is as follows:

-	the recoverable value of Orange is assessed at the level of the segment, resulting from the regrouping of the acquired wireless activities of Orange plc and those previously held by France Telecom;

-	the recoverable value of Equant is assessed at the level of its sub-group, in which the previously held activities of Global One have been integrated;

-	the value of Wanadoo is assessed at the level of each of its two activities: the Internet activities (present specifically in France, England and Spain) and the directories activities (present specifically in France and Spain);

-	the recoverable value of TP Group is assessed at the level of its sub-group.

France Telecom believes that this level of analysis reflects:

-	the business and market characteristics similar in each of the entities under review (technology, trademark, customers, marketing);

-	the sharing by these entities of common resources (tools, R&D, management, financing); and

-	the strategic premiums accepted by France Telecom to acquire activities in order to regroup them with those held previously within coherent sub-groups benefiting from increased development potential.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom gives preference to the discounted cash flow method when assessing value in use. These are determined using the economic assumptions and forecast operating conditions used by the management of France Telecom as follows:

-	the cash flows are those of business plans resulting from the strategic planning process, and extended over an appropriate time frame of five to ten years;

-	beyond that time frame, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity;

-	the discounting of these flows is performed using rates appropriate to the nature of these activities.

Within the context of the examination of the current value of goodwill, done at the 2002 closing,

-	the business plans used reflect an appreciation in the moderated growth assumptions compared to 2001; and

-	the perpetual growth rate and discount rate have been reviewed together with a spread, “discount rate less perpetual growth rate”, which has increased compared to 2001 to reflect the changes in the economic conditions in the last six months of 2002 and a downward reassessment of the long-term growth hypothesis, with the special exception of Wanadoo directories due to the development of its on line activities:

		Period ended
		December 31, 2002			December 31, 2001
	Time frame of business plan	Discount rate	Perpetual growth rate	Spread	Discount rate	Perpetual growth rate	Spread

Orange	10 years	9%	3%	6%	9%	3.5%	5.5%
Equant	5 years	10.5%	3%	7.5%	9.5%	4%	5.5%
Wanadoo – Internet	10 years	12.5%	4.5%	8%	10%	5%	5%
Wanadoo – Directories	10 years	9%	3.5%	5.5%	8%	3%	5%
TP Group	10 years (wireless) 5 years (fixed)	10.5%	3%	7.5%	n/a (1)	n/a (1)	n/a (1)

(1)	Take-over and full consolidation of TP S.A. in April 2002.

Realized cash flows resulting from the revision of business plans and the perpetual growth rate or discount rates remain higher than the consolidated accounting values of the sub-groups’ activities with the exception of Equant for which a depreciation was recorded (see section 3.4.1 “Exceptional provisions and exceptional amortization”).

At December 31, 2002, the excess of estimated value in use over carrying value and the sensitivity of value in use to a one point change in one point of the perpetual growth rate or discount respectively is as follows (France Telecom group share):

	Excess of value in use over carrying value		Impact of a one point decrease/increase in the
(€ billions)			Perpetual growth rate		Discount rate

Orange	12.4		7.1/	(5.0)	(8.2	)/11.4
Equant	0	(1)	0.2/	(0.1)	(0.2	)/0.2
Wanadoo – Internet	5		0.5/	(0.4)	(0.7	)/0.9
Wanadoo – Directories	3.3		0.5/	(0.3)	(0.5	)/0.8
TP Group	0.3		0.6/	(0.5)	(0.7	)/0.9

(1)	After depreciation.

At December 31, 2002, exceptional amortization of goodwill amounted to €5,378 million and bears on:

■	Equant for an amount of €4,375 million (a net impact of €4,300 million on France Telecom’s share), bringing its book value at closing rate to €1,570 million.

■	Orange Communications S.A. (in Switzerland) in the amount of €872 million, bringing its book value to €2,321 million, following the revision of its business plan and taking into account the goodwill in the Consolidated Financial Statements of France Telecom which reflects a 100% valuation of Orange Communications S.A. on the basis of the buy-back of 42.5% of E.On’s holdings in November 2000.

■	JTC (in Jordan) for an amount of €131 million (€115 million on France Telecom’s share), bringing its book value at closing to €309 million.

1.3.3.9 NET INCOME/(LOSS) OF THE CONSOLIDATED GROUP

The net income of the consolidated group was €20,906 million as of December 31, 2002, compared to a loss of €8,994 million as of December 31, 2002.

1.3.3.10 NET INCOME

Taking into consideration minority interests, which amounted to an expense of €170 million as of December 31, 2002, compared to an expense of €714 million one year previously, consolidated net loss was €20,736 million in 2002, compared to a loss of €8,280 million in 2001.

1.4. FINANCIAL DEBT, CAPITAL RESOURCES AND LIQUIDITY

1.4.1 FINANCIAL DEBT AND CAPITAL RESOURCES

In 2003, France Telecom accessed the bond market and issued €6.4 billion in long-term debt. At December 31, 2003, France Telecom recorded gross borrowings of €49.4 billion, including €47.8 billion in long- and medium-term debt and €1.6 billion in short-term debt. Cash and cash equivalents and marketable securities amounted to €5.2 billion in 2003, resulting in an amount of financial debt net of available cash of €44.2 billion, compared to €68.0 billion at December 31, 2002.

The amount by which debt was reduced, as compared to December 31, 2002, thus equaled €23.8 billion, driven principally by the €14.9 billion capital increase carried out in the first half of 2003, €6.4 billion in free cash flow1 generated over the course of the year (see section 4.3 “Liquidity”), €3.0 billion in proceeds from sales of investment securities and €1.5 billion resulting from the favorable effects of changes in exchange rates on debt in foreign currency.

The ratio of net financial debt to shareholders’ equity amounted to 3.67 at December 31, 2003.

1.4.1.1 SCHEDULE OF NET FINANCIAL DEBT

The following table provides a breakdown by category and year of maturity of gross borrowings and net financial debt, excluding accrued interest and after taking into consideration the impact of currency swaps.

(€ millions)	Year ended December 31,
	2004	2005	2006	2007	2008	2009 and beyond	2003	2002	2001

							(on a historical basis)
Long-term and medium-term borrowings	9,057	8,415	4,192	2,834	5,282	18,041	47,821	60,393	56,139

Bonds	8,129	7,763	3,761	2,377	4,980	17,475	44,485	53,286	49,001
Capital leases	46	24	23	60	21	181	355	420	73
Other long-term borrowings(1)	882	628	408	397	281	385	2,981	6,687	7,065
Other short term debt	1,570	0	0	0	0	0	1,570	10,490	11,365

Bank loans(2)	197						197	8,024	7,619
Accrued interest on perpetual bonds redeemable for shares (TDIRA)	253						253	–	–
Treasury bills	2						2	1,058	2,369
Overdrafts	973						973	1,273	995
Other short-term borrowings	145						145	135	382

Total gross borrowings	10,627	8,415	4,192	2,834	5,282	18,041	49,391	70,883	67,504

Total cash and cash equivalents and marketable securities	5,224	0	0	0	0	0	5,224	2,864	4,081

Marketable securities	1,874						1,874	45	1,138
Cash and cash equivalents	3,350						3,350	2,819	2,943

Net financial debt	5,403	8,415	4,192	2,834	5,282	18,041	44,167	68,019	63,423

(1)	Primarily including bank loans that were long-term from inception, and the long-term portion of current accounts of minority associates in subsidiaries.

(2)	At December 31, 2002, including €7,658 million in draw downs on France Telecom S.A.’s long-term multicurrency syndicated credit lines. The €5 billion Tranche A, maturing in 2003, was replaced by a new 3-year syndicated credit line of the same amount on February 6, 2003. The Tranche B of €10 billion matures in 2005.

In addition, France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark to market impact of all off-balance sheet operations with these banks. Pursuant to these agreements, the two parties (France Telecom on one side and the banks on the other) complete an evaluation each month of their off-balance

1.	Free Cash flow excluding sales: net cash provided by operating activities, less net cash used in investing activities. Free cash flow (excluding sales), dedicated to debt reduction, includes investment of cash received from the capital increase in short-term marketable securities (SICAV de trésorerie), which are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow excluding sales, these short-term marketable securities are nevertheless considered as cash and included in this amount (see section 1.4.3 “Liquidity”).

sheet commitments. France Telecom may be obligated to make a collateral cash deposit based on the evaluation of its off-balance sheet position. In particular, France Telecom issued debt instruments in dollars in March 2001 and debt instruments in yen in July 2001. These debt instruments were generally hedged against exchange risks with the help of derivatives instruments. The market value of these derivatives is currently negative, taking into account the sharp drop of the dollar and the yen relative to the euro (from 0.915 in March 2001 to 1.263 at the end of December 2003, for the dollar). In this manner, in 2003, the sustained fall of the dollar and the yen led to cash collateral payments by France Telecom. These payments are a function of trends in currency exchange and are not subject to particular limits in terms of amount. The amounts paid for cash collateral amounted to €910 million in 2003 (€359 million in 2002). These amounts are included under “Other long-term assets” (see Note 28.3.2 of the Notes to the Consolidated Financial Statements).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for, financial institutions to cover bank loans and credit lines (see Notes 28 and 31 of the Notes to the Consolidated Financial Statements).

The table below presents net financial debt by maturity.

(€ millions)	Long- term debt of FT S.A. (1)	Long-term debt of subsidiaries	Short- term debt of FT S.A.	Short- term debt of subsidiaries	Total gross borrowings	Marketable securities of FT S.A.	Marketable securities of subsidiaries	Total net financial debt
2004	7,825	1,232	674	896	10,627	(3,068)	(2,156)	5,403
2005	7,887	528			8,415			8,415
2006	3,447	745			4,192			4,192
2007	2,182	652			2,834			2,834
2008	4,485	797			5,282			5,282
2009 and beyond	17,074	969			18,041			18,041

Total gross borrowings/Net financial Debt	42,900	4,922	674	896	49,391	(3,068)	(2,156)	44,167

(1)	including convertible, exchangeable or redeemable bonds and capital leases.

The average maturity of net financial debt increased from 4 years at December 31, 2002 to approximately 6 years at December 31, 2003 (see section 2.3.1 “Interest expenses, net and foreign exchange gain/(loss), net”).

1.4.1.2 NET FINANCIAL DEBT BY CURRENCY

The table below provides details of France Telecom’s net financial debt by currency at December 31, 2003, taking into account the effect of currency swaps. France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited.

Breakdown of net financial debt vis à vis third parties, by currency

(in euros at the closing exchange rate)
	FT S.A.	Orange	TP Group	Other	Total

EUR	36,656	220	319	173	37,368
USD	575	144	43	(262)	500
GBP	1,620	669	–	(9)	2,280
PLN	431	–	2,296	–	2,727
Other currencies	1,223	132	–	(63)	1,292

Total	40,505	1,165	2,658	(161)	44,167

1.4.1.3 BONDS

The table below provides an analysis of bonds by issuer:

(€ millions)	Year ended December 31,

	2003	2002 historical	2001 historical

France Telecom S.A. – bonds convertible, exchangeable or redeemable into shares	6,838	11,192	10,750
France Telecom S.A. – other bonds	35,072	38,351	36,985
Orange Group	512	1,140	1,164
TP Group	2,021	2,559	—
Other issuers	42	44	102

Total other bonds	37,647	42,094	38,251

Total bonds	44,485	53,286	49,001

In 2003, France Telecom accessed the bond market in order to reduce its short-term financing.

France Telecom issued an aggregate €6.38 billion in long-term bonds in January and February 2003:

■	a €1 billion issue maturing on September 28, 2007 with a 6% coupon

■	a €3.5 billion issue maturing on January 28, 2013 with a 7.25% coupon

■	a €1.5 billion issue maturing on January 28, 2003 with a 8.125% coupon

■	a £250 million (€384 million) issue maturing on December 20, 2017 with a 8% coupon (fungible with the pound sterling issue of December 2002)

In January 2004, France Telecom again accessed the bond market, in an amount of €2.48 billion:

■	€1 billion issue bearing interest at FRN to Euribor 3 months + 25 basis points, maturing on January 23, 2007

■	€750 million issue maturing on January 23, 2012 with a 4.625% coupon

■	£500 million (€726 million) issue maturing on January 23, 2034 with a 5.625% coupon

The bonds are described in further detail in Note 17 of the Notes to the Consolidated Financial Statements.

1.4.1.4 CREDIT LINES

On February 14, 2002, France Telecom entered into a €15 billion multi-currency syndicated line of credit to replace the line of credit negotiated in the context of the acquisition of Orange plc. Under the terms of this syndicated line of credit, France Telecom is obligated to maintain the financial ratios described in section 4.2.4 “Management of Covenants”. This credit line constitutes France Telecom’s principal line of credit (see Note 18 of the Notes to the Consolidated Financial Statements “Lines of Credit”).

The €5 billion tranche A of the €15 billion multi-currency syndicated credit line matured on February 14, 2003. A new €5 billion credit line maturing in 2006 was put in place. The covenants related to this credit line are described in section 4.2.4 “Management of Covenants”.

€5 billion of the unused €10 billion tranche B of the France Telecom S.A. multi-currency syndicated credit line was canceled on February 12, 2004. Bilateral 364 day renewable credit lines representing €1,800 million were set up (see Note 20.3 of the Notes to the Consolidated Financial Statements).

1.4.1.5 CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

(€ millions)	Year ended December 31,

	2003	2002 historical

Loans due within three months	334	392
Certificates of deposit	202	306
Other	455	300
Short-term investments with a maturity at origin of three months	991	998

Banks	2,359	1,821
Cash and cash equivalents	3,350	2,819

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	1,839	6
Other	35	39
Total marketable securities	1,874	45

Total cash and cash equivalents and marketable securities	5,224	2,864

1.4.2 EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

In connection with its industrial and commercial activities, France Telecom is exposed to various types of market risk related to the management of the cost of its debt and the value of certain foreign currency denominated assets (foreign investment securities). Based on an analysis of its overall risk exposure, primarily linked to changes in interest rates and exchange rates, France Telecom uses a variety of financial instruments within the limits set by management as to their potential impact on the statement of income, with the objective of optimizing the cost of its financing.

1.4.2.1 INTEREST-RATE RISK MANAGEMENT

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize the cost of financing by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

1.4.2.1.1 Derivatives

The following table provides details of outstanding derivatives at December 31, 2003 taken into account in the calculation of the average spot rate:

(€ millions)	Due in less than 1 yr	Due between 1 and 5 yrs	Due beyond 5 yrs	Notional amount(1)

Instruments used to hedge long-term debt
Swaps paying fixed rate and receiving variable rate	117	2,323	–	2,440
Swaps paying variable rate and receiving fixed rate	123	1,167	45	1,335
Swaps paying variable rate and receiving variable rate	–	50	229	279
Swaps of structured issuances against payment of variable rate	–	282	–	282

Caps(1)	–	877	–	877

Instruments used to hedge short-term debt	–	–	–	–
Short-term swaps used for investment	–	–	–	0

Instruments that meet the conditions of France Telecom’s hedging policy, but which do not qualify as hedges for accounting purposes
Swaps used to hedge long-term debt	805	2,100	–	2,905
Short-term swaps used for investment	–	–	–	0
3 month Euribor contract	974	–	–	974
Interest rate collar (purchase of cap / sale of floor)	–	500	–	500
Caps	–	1,099	–	1,099

(1)	see Note 21 of the Notes to the Consolidated Financial Statements concerning the fair value of off-balance sheet financial instruments

At December 31, 2003, France Telecom had a notional amount of €2,905 million in swaps, €500 million in collars, €1,099 million in caps and €974 million in Euribor sales contracts, which respect France Telecom’s hedging policy, but do not qualify as hedges for accounting purposes.

1.4.2.1.2 Analysis of gross borrowings by interest rate

The following table analyzes gross borrowings by interest rate after taking into account the effect of interest-rate and currency swaps:

(€ millions)	Year ended December 31,

	2003	2002 historical

Bonds and bank loans(1)
Less than 5%	7,224	11,958
Between 5 and 7%	14,065	18,250
Between 7 and 9%	17,038	11,024
Higher than 9%	2,085	5,717

Total fixed rate	40,412	46,949
(Weighted average spot rate: 6.45% at Dec. 30, 2003; 6.18% at Dec. 31, 2002)
Total variable rate	7,054	13,024
(Weighted average spot rate: 4.88% at Dec. 30, 2003; 5.68% at Dec. 31, 2002)

Total bonds and bank loans	47,466	59,973
(Weighted average spot rate: 6.22% at Dec. 30, 2003(2); 6.07% at Dec. 31, 2002)
Capital leases	355	420

Total long-term borrowings	47,821	60,393
Short-term borrowings excluding bank credit balances	597	9,217
(Weighted average spot rate: 2.94% at Dec. 30, 2003; 4.25% at Dec. 31, 2002)
Bank credit balances	973	1,273

Total short-term borrowings	1,570	10,490

Total borrowings, gross	49,391	70,883

(1)	Long-term borrowings including bonds convertible, exchangeable or redeemable in shares.

(2)	6.21% after taking into account swaps qualifying as trading.

1.4.2.1.3 Management of fixed rate/variable rate debt

At December 31, 2003, 91% of France Telecom’s net financial debt was at fixed rates (including the impact of futures), compared with 99% at June 30, 2003 and 72% at December 31, 2002.

France Telecom’s fixed rate/variable rate position is also calculated on a forward looking basis for the next three years, based on France Telecom’s estimations relating to changes in net financial debt.

The capital increase carried out in April 2003 initially enabled France Telecom to repay its short-term debt. Subsequently, as interest rates were particularly low, France Telecom increased the fixed rate portion of its net financial debt.

1.4.2.1.4 Analysis of the Group’s sensitivity to changes in interest rates

■ Sensitivity of interest expense

At December 31, 2003, 91% of the Group’s net financial debt was at fixed rates. A 1% increase in interest rates would result in:

-	a €52 million increase in interest expense due on net financial debt at variable rates, after swaps which qualify as hedge.

-	an €11 million reduction in interest expense due to recording changes in the market value of the off-balance sheet portfolio which does not qualify as a hedge for accounting purposes (an increase of €10 million).

Based on a constant amount of debt and a constant management policy, a 1% rise in rates would result in a total €41 million increase in interest expense.

■	Sensitivity of net financial debt

A 1% increase in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.7 billion, which represents approximately 4% of the market value of gross borrowings net of cash and cash equivalents and marketable securities.

1.4.2.2 FOREIGN CURRENCY RISK MANAGEMENT

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on these commercial transactions is limited. Cash flow in pounds sterling and Polish zloty have steadily increased, notably due to the TOP Program. In order to hedge the exchange rate risk at a consolidated level, France Telecom S.A. increased its exposure in pounds sterling and Polish zloty. France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings. See section 4.1.2 “Net financial debt by currency”.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: France Telecom S.A., Orange and the TP Group.

	Currency							(€ millions)

	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	10% exchange rate fluctuation

France Telecom S.A.	(686)	(2,030)	(683)	(212)				(2,080)	(144)
TP Group	(43)						(319)	(353)	(37)
Orange	(212)			7	6	7	26	(136)	(19)
Other	190							150	(19)

Total (currency)	(751)	(2,030)	(683)	(205)	6	7	(293)	(2,419)

Total (euros)	(595)	(431)	(969)	(132)	1	1	(293)	(2,419)	(219)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom S.A. and TP Group, i.e. a 10% decrease in the value of the euro against the U.S. dollar, pound sterling and the Swiss franc, as well as a 10% increase in the euro against the Polish zloty.

For Orange, the selected assumptions are, on the one hand, a 10% decrease in the Slovak crown against the euro, a 10% decrease in the Romanian Lei, the Egyptian pound and the Dominican peso against the U.S. dollar, and on the other hand a 10% decrease in the U.S. dollar against the Lebanese pound.

These unfavorable exchange rate movements would result in a foreign exchange loss of €219 million.

1.4.2.3 LIQUIDITY RISK MANAGEMENT

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

-	Strengthening shareholders’ equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

-	A plan for improving operational performance;

-	Extending debt maturities: between December 2002 and February 2003, France Telecom refinanced €9.2 billion of debt with an average maturity of 11.3 years. A new €5 billion credit line with a three-year term was put in place in February 2003 replacing a credit line of the same amount with a shorter maturity. In January 2004, France Telecom refinanced €2.5 billion of debt with an average maturity of 12.5 years.

The capital increase and the net cash flows generated by operating activities, less net cash used in investing activities, including the divestiture of non-strategic assets, enabled France Telecom to decrease its net financial debt. Due to this decrease, together with the bond issuances of December 2002 and February 2003, the average maturity of borrowings was extended from four years at December 31, 2002 to approximately six years at December 31, 2003.

■ Liquidity position

At December 31, 2003, the liquidity position as detailed below approximates €20.5 billion; long-term borrowings due in 2004 were estimated to be €9 billion (see Note 16 of the Notes to the Consolidated Financial Statements).

(€ millions)	Year ended December 31,

	2003	2002 historical

Available draw downs on the €15 billion credit line, reduced to €10 billion in 2003(1)	10,000	8,750
Available draw downs on the €5 billion credit line	5,000	–
Available draw downs on bilateral credit lines	–	450
Available draw downs on the multi-currency credit line	1,108	0
Authorized overdrafts	150	150

France Telecom S.A. credit facilities not utilized at year-end	16,258	9,350

Cash and cash equivalents and marketable securities	5,224	2,864
Bank credit balances	(973)	(1,273)

Liquidity position at year end	20,509	10,941

Cancellation of €5 billion credit line	(5,000)
New €1,800 million bilateral credit lines	1,800

Liquidity position reflecting post-closing events	17,309

(1)	€5 billion credit line canceled with effect on February 12, 2004, 364 day renewable bilateral credit lines representing an amount of €1,800 million were set up (see Note 18 of the Notes to the Consolidated Financial Statements).

■ Credit Rating

At the date of preparing the financial statements, France Telecom S.A.’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA

Long-term debt	BBB	Baa3	BBB
Outlook	positive	positive	positive
Short-term debt	A2	P3	F2

On May 14, 2003, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB- to BBB with a positive outlook and France Telecom’s short-term rating from A-3 to A-2. On August 7, 2003, Fitch IBCA upgraded France Telecom’s long-term debt rating from BBB- with a positive outlook to BBB with a positive outlook. On September 23, 2003, Moody’s upgraded France Telecom’s long-term Baa3 rating from stable to positive and then on December 5, 2003 it was put on review for a possible upgrade.

At December 31, 2003, a large portion of bond issuances (€17.1 billion at December 31, 2003) had step-up clauses.

Standard & Poor’s upgrading of France Telecom’s rating resulted in a 25 basis-point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2003 for the US dollar and pound sterling denominated bonds issued in March 2001. This explains why the positive impact of the Standard & Poor’s rating upgrade was €5.8 million in 2003, compared to an estimated €25.2 million for 2004.

1.4.2.4 MANAGEMENT OF COVENANTS

Most of France Telecom’s financing agreements include customary covenants in case of default or material adverse changes affecting France Telecom S.A. and certain of its subsidiaries. As a result of these provisions, a significant default in payment or the accelerated maturity of a financial debt could result in a substantial portion, or almost all, of the borrowings of France Telecom coming due and the unavailability of its credit lines.

*	EBITDA as defined in the agreements with the financial institutions.

France Telecom is, moreover, bound by the following specific commitments with regard to ratios:

■ France Telecom S.A. €15 billion syndicated credit line

In connection with France Telecom S.A.’s €15 billion syndicated credit line, of which the €5 billion tranche A has reached maturity, as well as the new €5 billion credit line, it undertook to respect the following financial ratios (see Note 18 to the Consolidated Financial Statements):

The ratio of EBITDA* to net interest expense must be greater than or equal to the following:

December 31, 2003	June 30, 2004	December 31, 2004	June 30, 2005	December 31, 2005

3.25	3.25	3.25	3.50	4

The ratio of net financial debt to EBITDA* must be less than or equal to the following:

December 31, 2003	June 30, 2004	December 31, 2004	June 30, 2005	December 31, 2005

4.50	4.25	3.75	3.5	3

The ratio calculations are based on the consolidated financial statements prepared under the French GAAP in effect as of the contract dates. EBITDA* is calculated on a rolling 12 month basis, by using data restated for acquisitions and disposals that took place within the preceding 12 months.

■ Receivable Securitization Programs of France Telecom S.A. and Orange

Several amortization scenarios are possible for France Telecom S.A.’s receivables securitization programs: (i) standard amortization on the contractual maturity date of the programs at December 31, 2003 or December 31, 2007 (with renewable maturity), depending on the programs, (ii) accelerated amortization, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of accelerated amortization, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

Certain financial ratios also have to be respected in connection with Orange’s securitization programs (ratios of indebtedness and coverage of interest costs for Orange France and Orange S.A.). If these ratios are not respected, the sale of receivables is stopped in order to progressively repay the holders of beneficial interests with cash received.

■ Sale of Future State Receivables

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

■ Kulczyk Holding’s Purchase of Shares in TP S.A.

The financing of Kulczyk Holding’s purchase of shares in TP S.A. (see Note 29 to the Consolidated Financial Statements) is subject to the same financial ratios as France Telecom S.A.’s €5 billion syndicated credit line. This financing may also become due if Kulczyk Holding becomes insolvent or defaults on its financial covenants.

■ TP Group

TP Group has undertaken to respect certain financial ratios and targets which were renegotiated in the first half of 2003. The principal ratio to be respected is TP Group’s (formerly TP S.A.’s) ratio of net debt to EBITDA, which must be less than or equal to 3 (formerly 2.5). The calculation of this ratio is established on the basis of international accounting standards and EBITDA1 is calculated on a rolling 12 months basis.

At December 31, 2003 the ratios calculated met the conditions required.

No other significant clauses exist concerning compliance with financial ratios, other than those described above.

1.4.2.5 CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments. The notional amounts and carrying values, as well as the fair values of these financial instruments are presented in Note 21 of the Notes to the Consolidated Financial Statements.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which are applied coefficients which take into account the remaining duration of the operation and the type of transaction.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

1.4.2.6 MARKET RISK ON SHARES

France Telecom exchanged all of the treasury shares it held (approximately 95 million shares) for the Orange shares it acquired in the public exchange offer (see section 2.1.6.3 “Financial Investments”). At the close of that transaction, France Telecom no longer held any treasury shares.

France Telecom has also acquired options to purchase France Telecom shares for an amount of €9 million, exercisable for 40 million shares at a price of €58.55 per share. These options are intended to partially cover the France Telecom bonds maturing in 2005 which are exchangeable for France Telecom shares.

1.4.3 LIQUIDITY

The following table is a simplified presentation of the France Telecom Group’s consolidated statement of cash flows.

(€ millions)	Year ended December 31,

	2003	2002	2001

		historical	historical

Net cash provided by operating activities	11,322	11,839	7,076
Net cash used in investing activities	(3,737)	(11,514)	(10,824)
Net cash provided by/(used in) financing activities	(6,868)	(194)	4,726
Cash and cash equivalents and marketable securities at period-end	3,350	2,819	2,943

At the time the “FT Ambition 2005” plan was launched, France Telecom identified as one of the three components of the reinforcement of the Group’s financial structure the generation of over €15 billion in net cash provided by operating activities less net cash used in investing activities through the “TOP” (“Total Operational Performance”) program for operating improvements. The following table shows the calculation of this indicator and provides a basis to analyze changes between 2002 and 2003.

(€ millions)	Year ended December 31,

	2003	2002

		historical

Net cash provided by operating activities	11,322	11,839
Net cash used in investing activities	(3,737)	(11,514)
Free cash flow	7,585	325

Increase in short-term marketable securities linked to the capital increase(1)	1,833	0
Free cash flow, excluding the increase in short-term marketable securities	9,418	325

Proceeds from sales of investment securities	(3,046)	(1,436)
Net cash provided by operating activities less net cash used in investing activities, excluding sales of investment securities and the increase in short-term marketable securities	6,372	(1,111)

(1)	Included in marketable securities as described in section 4.1.5 “Cash and cash equivalents and marketable securities.”

“Free cash flow” (net cash provided by operating activities less net cash used in investing activities) reached €7.585 million in 2003, as compared to €325 million in 2002.

Free cash flow was impacted, in an amount of €1,833 million, by the investment in short-term marketable securities of part of the proceeds of the €14.8 billion capital increase carried out in the first half of 2003.

Free cash flow excluding this increase in short-term marketable securities therefore amounted to €9,418 million in 2003.

Free cash flow in 2003 was also impacted by proceeds from sales of investment securities in an amount of €3,046 million, as compared to an impact of €1,436 million in 2002.

Excluding the increase in short-term marketable securities and proceeds from sales of investment securities, free cash flow amounted to €6,372 million for 2003, compared to negative €1,111 million for the year-earlier period. This strong increase reflected the dynamic operating improvements generated by TOP and a control of investments.

1.4.3.1 NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities reached €11,322 million in 2003, compared to €11,839 million in 2002 and €7,076 million in 2001.

This change was due:

■	in part to the increase in operating income before depreciation and amortization of 16%, as well as to the decrease in income tax paid,

■	and in part to the negative impact from the change in working capital requirements, which recorded a decrease of €1,242 million in 2003, compared to a decrease of €3,261 million in 2002, mainly due to the recording in 2002 of €1,111 million of gains from the sale of carry-back receivables realized in 2001 and to the net impact of sales of commercial receivables in the amount of €797 million in 2002.

Excluding this impact and other items not arising from current trade activities (i.e., other receivables and accrued expenses and other payables), the change in working capital requirements (trade) (which comprises the balance of the line items inventories, trade accounts receivable and trade accounts payable) had a positive effect on changes in net cash provided by operating activities. Working capital requirements recorded a decrease of €1,278 million in 2003, compared to a decrease of €992 million in 2002.

Sale of trade receivables

Programs for the sale of trade receivables are in place for France Telecom S.A. and for the Orange group.

These programs cover receivables existing at the date the securitization transaction was entered into and those receivables arising as services are rendered during the planned duration of the programs. The sellers ensure the servicing of such receivables for the purchasers.

The purchasers, whose legal form depends on the law applicable in each country, obtain financing from third parties via securitization conduits with deferred price mechanisms or subordinated units subscribed by the sellers.

The deferred prices and subordinated units represent residual interests retained by the sellers in the receivables. These retained interests are intended to cover the risk of non-recovery of the sold receivables that have been removed from the balance sheet. These residual interests are recorded under “Other long-term assets.” The accounting treatment for sales of receivables is presented in note 2 to the consolidated financial statements.

Sale of trade receivables by France Telecom S.A.

France Telecom S.A. has sold trade receivables without recourse to Fonds Commun de Créances (“FCC”). The receivables related to fixed line telephony contracts with business customers and consumers in mainland France. The contractual term of this securitization program for business customers runs through December 31, 2007 and the consumer securitization program should be renewed in 2004.

Early termination of this operation would result in a significant downgrading in the performance of the receivables portfolio and an assessment of France Telecom as equal to or inferior to BB-.

The cap on financing for this operation is €550 million concerning “business” trade receivables, and €800 million with respect to “consumer” trade receivables.

Sale of trade receivables within the Orange group

Orange entered into programs for the sale of receivables in December 2002, under which the receivables of the mobile activities of Orange France and Orange PCS in the United Kingdom have respectively been transferred without recourse to an FCC under French law and a trust established in Jersey under UK law.

These programs have a planned duration of five years, which can be reduced if the funding is stopped in advance.

The programs for the sale of receivables in France and the United Kingdom are subject to compliance with financial and operational clauses by Orange, which, in case of default, would result in accelerated amortization (the sales of receivables after this date are broken off). The terms of the financial clauses require that the following ratios be respected:

■	the ratio of consolidated debt to EBITDA at an annual rate(1) of the Orange group, must be equal to or less than 6.0 and the ratio of EBITDA to interest charges at an annual rate(1), must be equal to or greater than 3.0. Compliance with these ratios is verified on a quarterly basis.

■	Orange France S.A.’s ratio of net debt to EBITDA at an annual rate(1), must be equal to or less than 3.0 and the ratio of EBITDA to interest charges at an annual rate(1), must be equal to or greater than 4.5. Compliance with these ratios is verified on a monthly basis.

The cap on financing for this operation is €800 million.

The impact of these securitization programs is as follows:

(€ millions)	2003	2002	2001

		historical	historical
Net receivables sold	3,180	3,078	1,765
– FT S.A. consumers	1,274	1,541	1,765
– FT S.A. business customers	1,229	823
– Orange	677	714

Net residual interests	1,722	1,367	851
– Interests in FCC and deferred price	1,946	1,679	1,049
– Amortization and provisions	(224)	(312)	(198)

Translation adjustment	31	0	0

Impact on cash flow for the period (excluding costs of sale and excluding bad debt)
– For the period	(222)	797	914
– Cumulated	1,489	1,711	914

1.4.3.2 NET CASH USED IN INVESTING ACTIVITIES

Net cash used in investing activities includes purchases and sales of property, plant and equipment and intangible assets, purchases and sales of investment securities and acquired businesses (net of cash acquired or sold), investments in and sales of affiliates, as well as net changes in marketable securities and other long-term assets.

Net cash used in investing activities amounted to €3,737 million in 2003, compared to €11,514 million in 2002 and €10,824 million in 2001.

Purchases and sales of property, plant and equipment and intangible assets

Purchases and sales of property, plant and equipment and intangible assets correspond to investments in tangible and intangible assets including GSM and UMTS licenses and are presented on the consolidated statement of cash flows as net of changes in fixed assets vendors. The amount of changes in fixed assets vendors is indicated in the table of supplementary disclosures beneath the consolidated statement of cash flows.

Purchases of property, plant and equipment and intangible assets, net of changes in fixed assets vendors, decreased by nearly €2.8 billion and amounted to €5,102 million in 2003, compared to €7,943 million in 2002 (see the analysis of the decrease in investments in tangible and intangible assets in section 1.2.2 “The 2003 Results of the TOP Operating Improvements Program” and in section 2.1.6.1 “Capital Expenditures – Tangible and Intangible Investments”).

In addition, proceeds from sales of real estate amounted to €419 million in 2003, compared to €2,550 million in 2002.

Acquisitions and Sales of Investment Securities and Acquired Businesses and Investments and Sales of Affiliates

Financial investments amounted to €237 million in 2003 (of which the three principal transactions were the tender offer for the shares of Orange, QDQ Media and Wind, see the discussion in section 2.1.6 “Capital Expenditures – Financial Investments”), compared to €7,250 million in 2002 (of which €2,228 excluding repurchases of treasury shares).*

(1)	EBITDA, as defined in the contracts with the financial lending establishments.
*	The tender offer for Orange shares is not extended into, nor can it be accepted in, the United States or in any other country in which such an offer would be illegal or subject to restrictions (see section 1.2.1.6.3 “Financial investments”).

The principal transactions in 2002 included the purchase of the balance of treasury shares held by Vodafone following the Orange plc acquisition for an amount of €4,973 million, as well as the purchase for €950 million of Orange shares held by E.On as payment for the transfer to Orange of its equity interest in OCH (formerly Orange Communications S.A., in Switzerland). In addition, the exercise of the option to purchase all of the NTL preferred stock held by financial institutions amounted to €1,092 million.

In 2003, net cash used in investing activities recorded net proceeds from sales of investment securities of €3,046 million, compared to €1,436 million in 2002. These proceeds reflected principally the sale of the Wind shares for an amount of €1,537 million, Casema for an amount of €498 million, Eutelsat for an amount of €373 million, Sprint PCS for an amount of €286 million, CTE Salvador for an amount of €197 million and Telecom Argentina for an amount of €100 million. The proceeds of sales recorded in 2002 related mainly to the sale of the investment in TDF for an amount of €1,290 million (net of the investment in Tower Participations).

Net change in marketable securities and other long-term assets

In 2003, net cash used in investing activities recorded the increase in short-term marketable securities of €1,833 million, following the capital increase of €14,852 million (net of issuance costs and bank commissions) carried out in the first half (see the following paragraph). Overall, marketable securities and other long-term assets increased by €2,041 million.

1.4.3.3 NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES

Net cash used in financing activities amounted to €6,868 million in 2003, compared to €194 million in 2002, and compared to €4,726 million provided by financing activities in 2001.

These cash flows included the proceeds of the capital increase carried out in the first half of 2003 for €14,852 million (net of issuance costs and bank commissions).

The other principal financing transactions in 2003 were the following bond issuances by France Telecom S.A. (see also the discussion in section 4.1.3 “Bonds”):

■	bond issuance of €1 billion maturing in 2007,

■	bond issuance of €3.5 billion maturing in 2013,

■	bond issuance of 250 million in pounds sterling maturing in 2017,

■	bond issuance of €1.5 billion maturing in 2033.

Repayments of long-term debt and decreases in bank overdrafts and short-term borrowings amounted to €27,179 million in 2003.

1.5 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Contractual obligations and off-balance sheet arrangements are described in Note 28 of the Notes to the Consolidated Financial Statements.

1.6 ADDITIONAL INFORMATION

1.6.1 SUBSEQUENT EVENTS

Events occurring between the end of the financial period and February 11, 2004, include the following:

Debt management

In January 2004, France Telecom issued bonds in an amount of approximately €2.5 billion in three tranches, with an average maturity of 12.5 years (see Notes 17.1 and 20.3 of the Notes to the Consolidated Financial Statements).

On February 6, 2004, France Telecom notified the holders of 1% bonds with exchange options for STMicroelectronics N.V. shares that it had decided to fully redeem the bonds in advance of term on March 9, 2004 at par and in cash. This will enable France Telecom to obtain increased flexibility in relation to the sale of the underlying shares from that date. Based on the number of bonds outstanding at February 6, 2004, the amount of the redemption totals €1,526 million (including accrued interest).

€5 billion of the €10 billion tranche B of France Telecom S.A.’s syndicated credit line unused at December 31, 2003 was cancelled with effect on February 12, 2004. 364-day renewable credit lines were set up in an amount of €1,800 million (see Notes 18 and 20.3 of the Notes to the Consolidated Financial Statements).

On February 4, 2004, a credit facility totaling €1,428 million as at December 31, 2003 (drawn down in an amount of €367 million as at that date) was cancelled and the used portion was subject to an early repayment. The related security over Orange’s pledged assets in the United Kingdom and all related covenants were released as of that date (see Notes 18 and 28 of the Notes to the Consolidated Financial Statements).

Pramindo Ikat

Pt Telekomunikasi Indonésia Tbk (PT Telekom) has announced its intention to redeem in advance of term in March 2004 the promissory notes issued on the sale of PT Pramindo Ikat Nusontara (Pramindo) in August 2002 (see Note 3 of the Notes to the Consolidated Financial Statements) which mature in December 2004. Therefore, the securities of Pramindo will be transferred to PT Telkom on that date and the balance of the capital gain which has not yet been recognized will be recorded during the first half of 2004.

Release of security over the Orange group’s pledged assets

On February 4, 2004, the security over the current assets and cash balances of Orange subsidiaries in the United Kingdom was released (see Note 28.3.2 of the Notes to the Consolidated Financial Statements).

1.6.2 IMPLEMENTATION OF IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS) WITHIN THE FRANCE TELECOM GROUP

Pursuant to regulation no. 1606/2002 and the standard IFRS 1, “Adoption of IFRS standards as an accounting rule”, the consolidated financial statements for the France Telecom Group for the financial period ended December 31, 2005 will be prepared on the basis of international accounting standards with a comparison to the financial statements for 2004 or 2003 (depending upon the position taken by the Securities and Exchange Commission relating to foreign issuers listed in the United States) prepared using the same accounting standards.

In order to provide the comparative data (the Group is currently working on preparing comparable data for the financial period 2004 on the basis of IAS/IFRS standards), France Telecom must prepare an initial balance sheet at January 1, 2004, the starting point for the application of the IFRS standards and the date from which the impacts of the transfer will be recorded in the assets.

Within this framework, the France Telecom Group initiated a project for conversion to international standards (IAS/IFRS) in July 2003, with the goal of identifying the main differences in accounting methods by the summer of 2004 and preparing the initial balance sheet at January 1, 2004 according to the new standards, in the second half of 2004 or at the beginning of 2005 based on IASB’s publication of the latest standards and their approval by the European Union.

This project is part of a broader program that aims to enrich management reporting and set up a new consolidation/withdrawal method common to the entire Group.

To assure the homogeneity of the accounting policies and their implementation within the Group, the IFRS conversion project is being conducted by a central team that is directing the whole project for the Group and the sub-groups.

The first phase of the project, the “diagnostic” phase, is currently underway and aims to measure the differences between the new standards and the current practice at France Telecom. This phase will be followed by implementation in terms of process/formation and information systems in 2004, particularly for the new consolidation method, in order to be operational in 2005.

The main oversight bodies in place to assure the success of the project and measure its advancement exist at three levels:

■	A Program Steering Committee with the main components of the Group and sub-groups;

■	A Technical Committee in charge of pre-evaluating the major IFRS technical options and points; and

■	A Program Strategy Committee, common to the IFRS/new consolidation and reporting projects, which includes both the executive officers and financial management.

At this stage in the project, the Group has identified the following main differences between the evaluation and presentation methods of the international standards and the accounting standards currently used by the Group, to the Group’s best knowledge, based on the level of advancement of the project (the diagnostic phase is still in progress) and the current understanding of the standards that will be applicable in 2005. In fact, certain significant standards have either not yet been published in their final versions by the IASB, such as standards relating to business combinations and asset depreciation (ED3, a revised version of IAS 36) or have not yet been approved by the European Union (IAS 32 and IAS 39 relating to accounting for securities), IFRS2 relating to payment in shares:

■	Presentation of financial statements: the international standards may significantly modify the presentation of the income statement, especially by eliminating the concept of non-operating income and expenses and reintegrating amortization of goodwill into operating income.

■	Intangible assets: part of the development costs should be capitalized pursuant to the international standards and in accordance with their criteria.

■	Valuation of intangible assets: taking into account the discussion currently in progress within the IASB as to the proposed standards for the amortization of intangible assets (revisions of standard IAS 36), France Telecom is not currently able to evaluate the differences between the new rules and the rules currently being used by the Group to prepare financial statements according to French standards.

■	Deferred taxes: contrary to the provisions of regulation CRC 99-02 relating to consolidated financial statements, standard IAS 12 requires the recording of deferred tax liabilities pertaining to intangible fixed assets recognized at the time of business combinations; in addition, it prohibits the discounting of deferred taxes.

■	Concerning the scope of consolidation, standard IAS 27 relating to consolidated financial statements and its interpretive release SIC-12 require the consolidation of all controlled subsidiaries, even if the Group does not hold an interest in the controlled entity. The conditions of the application of this interpretation are currently being reviewed by the Group. Although the Group is not yet able to estimate the differences between the new standard and the standards it currently follows, this interpretation may lead to an increase in total assets and liabilities of the Group, due primarily to the transactions resulting from commercial asset sales or guarantees (Kulczyk Holding, QTE Leases).

■	The application of the IFRS 2 standard (payment in shares) will result in the accounting for stock or purchase options granted by the Group to its employees as expenses. Only those plans issued after November 2002 would have to be restated.

■	Other standards not yet approved by the European Union (financial instruments) are likely to have an impact on the financial statements for the financial periods 2005 and 2004 on a comparable basis, if they are applicable in full to companies listed in the European Union for financial periods beginning from January 1, 2005. In particular, the standards relating to financial instruments provide for the break-down of hybrid financial instruments, such as convertible bonds or TDIRAs (which would largely be assimilated to a debt instrument), into a debt portion and equity portion.

■	Lastly, the standard concerning the first adoption of IAS/IFRS contains specific provisions for the first adoption of the standards as an accounting reference point and options that are currently being studied by the Group; these relate particularly to the possible restatement of business combinations that occurred before January 1, 2004, the valuation of tangible fixed assets, the zeroing out of actuarial variances connected with pension commitments and the zeroing out of conversion variances recorded in shareholders’ equity.

1.6.3 INFLATION

France Telecom’s revenues in recent years have not been significantly affected by inflation.

1.6.4 SOCIAL AND ENVIRONMENTAL INFORMATION

1.6.4.1 SOCIAL INFORMATION

The information contained in this document relates principally to France Telecom S.A., its domestic subsidiaries and, to a lesser extent, international subsidiaries, particularly on a quantitative level.

1.6.4.1.1 a) Total headcount, hiring as distinguished by contract type (fixed-term contract “CDD” and permanent contract “CDI”), potential recruitment difficulties, redundancies and explanations, overtime, outside labor

The Group’s total headcount was 218,523 employees at December 31, 2003, of which 129,897 employees were in France and 88,626 abroad.

Between January 1 and December 31, 2003, France Telecom’s domestic headcount in terms of permanent contracts decreased by 5.7%. This decrease was mainly due to natural attrition (provisional departures, transfers to subsidiaries and public services, early-retirements, retirements, resignations and deaths).

Between January 1 and December 31, 2003, the number of fixed-term contract employees decreased from 1,393 to 1,113 in France and from 5,364 to 1,883 globally (including France).

France Telecom’s headcount at the end of the period was 110,814 employees, of which 727 held fixed-term contracts.

During 2003, France Telecom S.A. hired 589 employees on permanent contracts.

b) Information relating to employment reduction projects and safeguarding employment, relocation efforts, re-hiring and assistance measures

In France, an agreement for employment and the forward-looking management of skills provides for the implementation of measures to facilitate deployments required for the development of the company. In 2003, 11,730 employees were redeployed by France Telecom S.A., either changing positions or jobs.

In 2003, the number of dismissals at Wanadoo amounted to 198, of which:

■	136 were on economic grounds

■	62 were on personal grounds

The dismissals on economic grounds occurred at Wanadoo Portals and Pages Jaunes, each of which commenced an Employment Safeguarding Plan (Plan de sauvegarde de l’emploi (PSE)), in addition to Wanadoo S.A. which optimized its organization during the same period.

For the Employment Safeguarding Plan, the companies implemented assistance measures for employees such as: relocation leave, internal and external relocation services, a re-hiring assistance plan (plan d’aide au retour à l’emploi (PARE)), training assistance, geographic mobility assistance, support for starting up a company, increases of redundancy payments for employees over 50 years old, etc.

France Telecom’s Polish subsidiary, TP S.A., implemented a thorough restructuring of its activities and organization resulting in the decrease of its headcount. A number of assistance measures, agreed by each of the labor unions, were implemented to complete this project within the best possible conditions.

Among the assistance measures were:

■	A financial aid program within the framework of voluntary departures (social package) (65% of the total departure costs);

■	Early retirements (24% of the total departure costs); and

■	An assistance program for transfers to sub-contracting companies (severance payments amounting to between 15 and 18 months salary) (9% of the total departure costs).

During 2003, France Telecom S.A. recorded 7,814 departures from its workforce.

1.6.4.1.2 Organization of work hours, the duration of work hours for full-time employees and part-time employees, absenteeism and explanations

France Telecom S.A. has several work schemes:

■	The basic scheme comprises 1,594 hours on an annual basis, accounting for 45.7% of employees.

■	The HAC scheme (Hourly Customer Reception) comprises between 1,148 and 1,548 hours, accounting for 17.5% of employees.

■	The HNO scheme (Work Planned outside Business Hours) comprises between 1,548 and 1,581 hours annually, accounting for 4.6% of employees.

■	The modulated hours scheme or 1,573.20 hours annually, accounting for 1.9% of employees.

■	The platform scheme, accounting for 3.5% of employees.

■	The autonomous executive scheme comprises 1,573 hours on an annual basis, accounting for 16.6% of employees.

■	The location operating executive scheme, accounting for 10.2% of employees.

14.55% of employees benefit from Flexi-time.

1.6.4.1.3 Salaries, their evolution, social security contributions, the application of the provisions of title IV of book IV of the French labor code, professional equality between men and women

Within the France Telecom Group in France, the examination of salaries reflects a strong coherence of all the salaries paid to employees in each of the Group’s companies and an adequate positioning compared to salaries in other companies.

The level of gross monthly salaries increased an average of 2.1% during 2003 at France Telecom S.A.

The increase in salaries is part of required annual negotiations and was the subject of the execution of trade agreements with the Group’s labor unions, particularly for France Telecom S.A.

Through collective bargaining, the Group’s employees in France also benefit from several profit sharing schemes, which enable each employee to receive a share of the collective results. Within each company, a profit sharing scheme may be developed, which must be linked, since 2003, to the TOP Program, such that employees are fully involved in the Group’s recovery.

Furthermore, through agreements with social partners, the Group has committed itself in France to the social protection of its private law employees and their families by offering them access to a good innovative scheme enabling them to adapt guarantees available in the event of death or redundancy to the changing of personal and family situations.

France Telecom’s domestic employees also benefit from a group savings plan.

Approximately 70 domestic subsidiaries of the France Telecom Group benefit from the profit sharing scheme.

1.6.4.1.4 Professional agreements and results of collective agreements

In 2003, France Telecom S.A., following the example set by the group’s domestic subsidiaries, signed an agreement for the implementation of the telecommunications collective agreement. This agreement offers employees the following collective guarantees:

■	guarantees for all employees regardless of their level (executive/non-executive);

■	minimum wages calculated on the basis of actual salaries;

■	termination compensation higher than other collective agreements for non-executives;

■	full responsibility of the company in the event of illness, with the removal of shortcomings; and

■	a unique planning scheme, compared to those existing in other sectors, for indemnifications in the event of death, disability or long-term illness.

During 2003, France Telecom S.A. signed additional agreements with trade unions, in addition to the aforementioned, in relation to employment and skill management which are applicable to all the French companies in which France Telecom holds, directly or indirectly, over 50% of the share capital.

This agreement accentuates the value of foresight as a factor for the reduction of employment risks, closely involves trade unions in the management of reorganizations, implements unified methods of assistance to support internal movement and establishes an Internal and External Mobility Space to assist civil servants who are willing in their search for a career in one of the three public service functions.

This original approach, which takes into consideration the fact that 86% of France Telecom S.A.’s employees are civil servants, implies that France Telecom has not determined quantitative objectives for the decrease of its headcount, but assists and encourages natural attrition, including retirement and pre-retirement departures (CFC: an early retirement plan, fully financed by the company, implemented in 1996 and available until 2006).

An amendment to the agreement for the creation of the Group Identity (information structure and dialogue with trade unions).

A number of agreements unique to France Telecom S.A. were also signed with trade unions in 2003:

■	salary agreement signed by CFDT, CFTC and FO;

■	profit sharing scheme agreement signed by CFDT, CFE-CGC, CFTC and FO; and

■	an agreement for the employment of disabled persons signed by CFDT, CFTC and FO.

The labor environment has remained overall calm. While over 200,000 days of striking were recorded during the course of the year, they were for the most part, due to the national movement related to retirement plans that took place in May and June 2003. This movement accounted for 85% of the total days of striking. The impact of the strikes did not affect revenues or subscriber traffic.

France Telecom has commenced the procedure for the implementation of a European Group Committee, comprising the entities present in member states of the European Union, candidate states and states in the EEC. The Special Negotiation Group, whose objective is to prepare the agreement creating of the European Group Committee, met on three occasions in 2003.

In Poland, the social dialogue between TP S.A. and the trade unions takes place at two levels: the national level and the local level.

Salaries, severance payments in the event of restructuring and amendments to the collective agreement are negotiated on the national level, whereas the implementation of the adopted measures is carried out at the local level.

Agreements have been entered into in these various areas.

In Belgium, Mobistar has signed an agreement with three trade unions for the management of Flexi-time hours in call centers.

Workers’ Councils are present in each of the major domestic subsidiaries and several of the international subsidiaries.

When a workers committee does not exist, the social dialogue is established using employee forums initiated by the company (for example: Orange Switzerland, Orange United Kingdom and Wanadoo Espana). Such forums are designed to develop the mutual exchange of information and understanding between the management and employees. They also provide a means to inform and consult with employees on the actions taken by the company and to obtain feedback and suggestions from the field, which can then be discussed.

In cooperation with France Telecom’s communication division, Wanadoo’s management has undertaken to complete a study of internal opinion by the end of 2003, by bringing together panels of employees (over a hundred employees of any job and/or position) within most of the group’s entities, domestically and internationally. The study will comprise of opinions relating to approximately thirty themes unique to Wanadoo and the France Telecom group.

Once delivered to the management of Wanadoo, the results of this study will lead to action plans to meet employee expectations and management’s objective of developing internal communication within the company.

1.6.4.1.5 Hygiene and security

France Telecom S.A. establishe its policy for hygiene, health and safety in the workplace according to two major principles:

■	Preventing professional risks through the implementation of a safety management system;

■	Implementing preventive measures for the main health safety issues.

The implementation of the new organization to prevent professional risks commenced in 2002 and continued in 2003 with a clarification of the roles and mission of those involved (managers and preventors). A policy for the professionalization of the managerial body and experts in this area was implemented, on the basis of training and specific demonstrations.

This policy has been established in conjunction with personnel representatives from the National Hygiene Safety Working Conditions Committee (Comité National Hygiène Sécurité Conditions de Travail), which is concerned with two matters of importance for France Telecom: work performed at elevated heights and the socio-psychological risks in each of the company’s services.

The projects for hygiene, health and safety are subject to an inspection verifying their conformity with the French labor code and industry standards.

During 2003, 77,833 medical visits were completed by employees at France Telecom.

Domestic subsidiaries have their own health and safety committees, some of which adopt the measures taken and implemented by France Telecom S.A. Orange France has created preventors and network demonstrations and Equant has a reference system and guidelines.

International subsidiaries have also adopted health and safety committees (CHSCT), for example, Mobistar and TP S.A.

Within TP S.A., the Health and Safety Committee handles working conditions, periodically analyzes the state of health and safety of the company’s employees and provides support to employers to improve working conditions.

1.6.4.1.6 Training

France Telecom S.A. dedicated €119 million to training, or 2.90% of the gross salaries paid.

France Telecom S.A. focuses a particular effort on training its salaried employees and technicians, the main beneficiaries of training (58.5%).

Over 94% of trained employees take advantage of continuing education designed to improve their understanding of the positions they occupy.

The most significant positions of the group are periodically defined and updated.

The employees develop their professional objectives and managers are responsible for the development of the abilities of those employees under their supervision, as provided by the agreement relating to employment and the management of skills signed with the unions in spring 2003. To this extent, managers may propose a professional path to their employees. Employees who change positions may take advantage of a professional path which qualifies them for training to achieve the level of the new position.

The company, particularly through financial support, facilitates the access to the development of acquired knowledge (VAE – valorisation des acquis et de l’experience) and experience for employees.

The agreement provides that within France Telecom S.A., a report relating to the training for the past year and the perspective training projects for the year to come be presented to the trade unions at the National Dialogue and Negotiation Commission twice a year.

At France Telecom S.A., 144 employees benefited from training leave. 1,342 employees subscribed for an apprentice or part-time contract during the year.

1.6.4.1.7 Employment and integration of disabled workers

In 2003, France Telecom S.A. reinforced its undertaking and implemented a new dynamic for the employment and integration of disabled workers, applicable from 2004 to 2006, through the adoption of a trade agreement with four trade unions on July 4, 2003. This agreement is currently in the process of approval with the relevant administrative authorities.

The agreement is designed to encourage the employment and integration of disabled workers at France Telecom. In addition to the important solidarity aspect, the principle elements of the agreement can be summarized as follows:

■	7% of the employees recruited by France Telecom S.A. from outside the Group must be recognized as disabled, with a minimum of 50 disabled persons recruited per year for the duration of the agreement;

■	adapting the workplace is the full responsibility of each entity, with a national provision of €400,000 for specific projects;

■	an annual average increase of 20% of purchases from the protected sector (on the basis of billed services) compared to those made in 2003, reaching a minimum of €10 million in 2006; and

■	the continuation of research and innovation projects by FTR&D to facilitate disabled persons’ access to new communications tools.

The completion of this agreement marks the starting point for a strong launch that will be sustained by a handicap mission next year and reflects France Telecom’s commitment in this area.

SONATEL created the Centre Verbo Tonal (for disabled children), financed CFA Franc 2 million for teaching equipment and used CFA Franc 1 million for the defense of mentally disabled persons.

1.6.4.1.8 Corporate citizenship

During 2003, France Telecom S.A.’s corporate citizenship activities related to:

■	Catering, the main activity in terms of both the number of beneficiaries and the funds used: 42% of the budget.

■	Children, the second activity (vacations, daycare, leisure centers, school aides): 17% of the budget.

■	Sports and leisure: 16% of the budget.

■	Housing: 12% of the budget.

■	Contingency and solidarity: 12% of the budget.

■	Cultural activities: 1% of the budget.

France Telecom S.A.’s social activities (excluding housing from legal obligations) are implemented and financed within the framework of the Committee for the Orientation and Management of Social Activities (conseil d’orientation et de gestion des activités sociales (COGAS)) created by the law of July 1996 relating to France Telecom.

Activity	Indicator	Number

Catering (1)	Number of meals served	10,800,000

Childhood	Number of children having stayed in a CVEA (2)	10,208
	Number of CVEA (2) days used	144,099
	Number of CLSH (3) days used	49,500
	Number of daycare days	395,000
	Number of granted school awards	12,500
	Number of awarded education loans	600

Vacation	Number of beneficiaries of vacation checks	22,123

Sport	Number of beneficiaries of individual sport aides	60,000

Service employment shares	Number of beneficiaries	6,500
	Number of shares issued	485,000

Housing	Number of loans with 1% interest granted	1,110
	Number of new rental reservations	180

(1)	Catering: number of meals served (includes the number of meal tickets distributed).

(2)	CVEA: Vacation centers for children and adolescents (centres de vacances pour enfants et adolescents).

(3)	CLSH: Leisure centers without accommodation (centres de loisir sans hébergement).

Pursuant to the law, the workers committees within the domestic subsidiaries have put in place the budgets for their activities of corporate citizenship.

Sonatel created annual vacation camps for employees’ children, a vacation weekend per family and a social center to learn how to sew and cook.

Uni2 subsidizes the children’s daycare up to €60 per employee with children under the age of three.

TP S.A. subsidizes employees’ children’s vacations from a special fund and also subsidizes a number of sporting and outdoor activities.

1.6.4.1.9 Territorial impact of its activities on employment and regional development

In France, France Telecom accompanies projects for territorial development within the spirit of “win win” partnerships, in two particular fields:

-	Local economic development; and

-	Digital development of territories.

■ Local economic development.

The local economic development profits from the following actions:

-	Partnerships with organizations for institutional economic development (Consular chambers, National Commission of Regional Economies (Conseil National des Économies Régionales)) to support and assist medium and small businesses with their development. France Telecom collaborates with respect to Internet use by companies and works to develop uses for their specific needs. These partnerships are occasionally subject to official agreements or ad hoc arrangements for specific operations.

-	An involvement with the main support networks for the creation of businesses in addition to the European Alizé program (Local inter-business projects in employment zones (Actions locales inter-entreprises en zone d’emploi)). Assistance to individuals starting up a business relies on the network of local resources, the sponsorship of an individual manager and loans made on honor with no interest or surety. The contribution of mutual skills favors the emergence and development of small – and medium – sized businesses generating local employment and activity.

-	The expansion provision is an assistance for employees of the Group who plan to start up a business and has generated new jobs; 110 employees of the company created over 150 jobs this way during 2003.

Finally, with other large corporations, and within the framework of the Institute of patronage and solidarity (l’Institut du mécénat de solidarité – IMS) France Telecom participates in projects related to urban policies. Four sensitive urban neighborhoods were selected in 2003 as experimenting grounds for economic development projects in association with the public, local associations/groups and the support of partner corporations.

■ Digital development of regions

As a location of the company’s activities, regions are increasingly dependent on the technological environment to remain attractive and their dynamism relies upon the growth of the companies that are present.

France Telecom has been contributing to the digital development of regions for several years by encouraging the appropriation by everyone of new communication tools, enabling access to new technologies and following new uses and services, which will make these technologies an instrument of economic and social progress.

-	Contribution to the creation and development of Internet access points in rural and urban areas: cyber bus, cyber villages, rural hostels in the Vosges, Multi Service Points in Auvergne; etc.

-	Following and training of residents of underprivileged neighborhoods in the use of information and communication technologies in information and mediation centers (information and mediation multi-service location in Villeurbanne (Lyon) (PIMMS – Point d’information et de médiation multiservices), individual services location in Aix Jas-deBouffan (PSP – Point Services aux particuliers) and new mutual services in Dijon (NSM – Nouveaux services mutualisés)).

-	Participation and support in consideration on a local level of the development of the usage of information and communication technologies.

France Telecom is equally involved in local and business development in certain countries; particularly in Africa and the Middle East; through its subsidiaries:

-	To support the development of the use of information and communication technologies, France Telecom participates through its subsidiary Wanadoo to the multi-purpose community telecenter project in Bamako, commenced by the NGO Congé Solidaire, which plans employment and training projects in association with large French corporations in French-speaking parts of Africa. This project aims to create a facility to accommodate training for microelectronics, office software, the Internet and economic management of a telecenter. Since 2001, approximately 30 volunteer employees of Wanadoo France have already participated in this project in Mali by taking two weeks of their free time (Paid leave for time recovery – RTT or Vacation time – CA) to train the center’s local leaders. At the beginning of 2004, Wanadoo will no longer be involved with this center, which will become autonomous, but will be involved with the creation of a second center in another city in Mali.

-	Fight against AIDS by CIT (see France Telecom – Global Compact).

-	Project by Sonatel’s foundation against malaria (see France Telecom – Global Compact).

-	Project by Jordan Telecom to develop the use of new information and communication technologies in the Jordanian education system (see France Telecom – Global Compact).

The Mauritius Telecom group is committed to a number of solidarity projects, such as the creation of a social package for customers with low call usage, while balancing to local and international rates.

Those in the country over 100 years of age are provided with free telephone service and a certain number of local calls. Further exemptions are also granted for international calls made within the framework of urgent medical interventions not available on the island and which are supported by recognized organizations.

Mauritius Telecom contributes to the reduction of the information gap by offering computers to the social security administration and national solidarity, which ensures the distribution to underprivileged neighborhoods in the country. Certain non-governmental organizations (NGOs) have also benefited from such donations.

Following the cyclone ‘Kalunde’ in Rodrigues, Mauritius Telecom and its employees donated books, manuals and school supplies to 37 nursery schools and 13 elementary schools. The goal was to ensure that education in Rodrigues was not affected by the lack of educational materials resulting from the cyclone’s passage.

Mauritius Telecom also contributed to the national fund for the reconstruction of Rodrigues created by the Prime Minister’s office.

In addition, Mauritius Telecom also provided financial support to contribute to local literature, socio-cultural activities and sports.

The Sonatel Foundation develops three axes of patronage: health, education and culture. The foundation made CFA Franc 50 billion in investments, of which CFA Franc 80 million for the Telethon. Sonatel organizes and finances cultural days for the city of Sedhiou in an amount of CFA Franc 2 million, the NDAR LABEL music festival for an amount of CFA Franc 3 million, a village of plastic arts for an amount of CFA Franc 2 million and an international book fair for an amount of CFA Franc 1 million. The foundation also ensured the rehabilitation of the solar network of the Dahra of Malika for an amount of CFA Franc 40 million.

1.6.4.1.10 Relationship with associations for integration and teaching establishments

France Telecom offers approximately 300 internships and part-time contracts and participates in 20 corporate forums. 1,369 students benefited from these options during 2003.

The Group is implicated in the development of curriculum for studies in telecommunications (ENIC – a Masters’, program specializing in computer production developed with the engineering school, the “Ecoles de Mines”, the Internet management Masters’, of the graduate business school in Clermont-Ferrand). It leads joint research projects with the University Paris X and Supelec (acceptance of thesis writers, framework agreement with Supelec). The group also leads experiments with new technologies (wi-fi at the University Louis Pasteur in Strasbourg). Certain of the group’s employees who are experts in their fields disseminate their knowledge by teaching (X, ENST, ENSTA, Sciences Po, Université Dauphine, etc.).

France Telecom participates in the financing of the Group of Telecommunication Schools (GET – Groupe des Ecoles de Télécommunication) and is a member of the board of directors of:

■	The New School of Communications Engineering in Lille – L’ENIC Telecom Lille I (Ecole Nouvelle d’Ingénieurs en Communication) which has a 5 year engineering programs, part-time and full-time courses.

■	The Eurocom Institute, the European subsidiary of the ENST, created in a partnership with, and co-directed by, the GET and the Federal Polytechnic University of Lausanne (Switzerland), with investment from the Politechnico di Torino (Italy) and Helsinki Universty of Technology.

■	The Institute of Applied Applications of the Internet of Marseille (Institut des Applications Avancées de l’Internet) created in 2001 and to which the GET and France Telecom will cease to be related in September 2004 and which is expected to be associated with the universities of Marseille.

■	The Louis Leprince Ringuet Foundation which contributes among other things to:

-	Financing scholarships for foreign students.

-	Joint financing of an innovative project named “Intelligent House” adapted to persons with motor-neural or visual disabilities and elderly people.

-	Financing of a prize for the best internship of the GET schools.

-	Joint financing of upstream research projects.

Uni2 entered into agreements for the financial support of 14 universities and business schools. The Spanish company has ensured the sponsoring of the 2003 Tennis Masters and International Gastronomy summit in 2003.

Jordan Telecom ensures training among Jordanian students. In 2003, 400 students, of which 82 were engineers, were trained by Jordan Telecom. The training linked both theoretical and practical aspects. Jordan Telecom is contributing 10,000 Jordanian dinars per year over five years to the construction of a fiber optics laboratory at the Jordan University of Sciences and Technology. This laboratory will provide training to engineers and technicians of Jordan Telecom. The Jordanian operator also provides training to the Ministry of Culture and Iraqis.

1.6.4.2 ENVIRONMENTAL INFORMATION

1.6.4.2.1 Global environmental policy

France Telecom’s environmental policy is based upon a program of continuous improvement, aiming on the one hand to reduce the impact of activities, goods and services on the natural environment and on the other to develop the availability to customers (business and individual) of France Telecom, telecommunications solutions which promote sustainable development by people, groups and the industrial, commercial and services world.

This policy is backed by the signature in 1996 of the ETNO Charter (European Telecommunication Network Operators (ETNO)) in addition to France Telecom’s joining the global charter (UN Global Compact) in 2000.

Furthermore, France Telecom participates in the efforts of the GeSi group (Global e-Sustainability Initiative), which associates, under the patronage of the UN Environmental Program, telecommunications operators and industrialists in an effort to promote information and communication technologies for sustainable development.

1.6.4.2.2 An approach in terms of environmental risk analysis

France Telecom believes that its activities as a telecommunications operator do not pose a serious threat to the environment. France Telecom’s business does not engage in any production processes which create a significant threat to rare or non-renewable resources, natural resources (water, air, etc.) or to biodiversity.

France Telecom does use, in the course of its activities, certain equipment, products and substances which may be hazardous to the environment (even slight) and which are subject to specific regulation. Certain sites that are classed by the French administration as protected for the environment (installations classées pour la protection de l’environnement (ICPE)), in addition to emissions and the reduction of waste.

These risks are continually subject to significant analysis by France Telecom and have led to the adoption of action plans and preventive measures.

In relation to the surveillance of Legionnaire’s Disease in 2003, of the 97 refrigerating towers owned by France Telecom S.A., located at 42 sites, no contamination was reported to be in excess of the health standard.

The main risks related to the activities and the evaluations and preventive measures adopted by France Telecom for each risk are detailed below:

■ Facilities classified for the protection of the environment

Legislation requires that an operator either obtain an authorization to operate from the administration, or submit an initial declaration to the same administrative authorities.

The census completed in 2003 identified a base of 2,450 classified facilities subject to a declaration and 13 requiring an authorization from the local administration (autorisation préfectorale).

All of the declarations for the locations were filed and a maintenance program has been launched.

Facility subject to a declaration	2,450

Facility subject to an authorization	13

■ Use of substances or products presenting a risk to the environment

Certain facilities use regulated products or substance. This applies to CFC gases in the air conditioning systems or the halon used in the fire extinguishers and sprinkler systems.

Certain electrical transformers also use polychlorinated biphemyl (PCBs) which will be progressively eliminated by 2007 as required by regulation.

The programs for the elimination of toxic products (CFCs, Halon and PCBs) were the subject of a framework agreement signed in 2002 with the French Environmental and energy control agency (Agence de l’environnement et de la maîtrise de l’énergie (ADEME)), which ensures their conformity with applicable regulations.

■ Risks relating to the treatment and disposal of waste

France Telecom’s activities generate “non-household” waste for which recycling is closely controlled, such as: waste electronic equipment, electronics at end-of-life, batteries and storage cells, cables and treated wooden poles.

Twelve subsidiaries for waste management have been created.

In each of the subsidiaries, the collection procedure of products at end-of-life has been defined, as have the evaluation, recycling or disposal processes, according to industry standards implemented by qualified businesses.

A specific program has been launched to ensure the conformity of the procedures for the collection and recycling of electrical equipment and electronics at end-of-life following the European WEEE “Waste of electrical and electronic equipment” Directive. The transposition of the directive to French law is expected to occur during the first half of 2004 and be applicable from the beginning of August 2004.

■ Energy

France Telecom’s activities requires the use of thermal facilities such as heating facilities and power generators, each of which emit CO² and greenhouse gases. Following the census in 2003 of the overall consumption of energy (electricity and fuel) and the consolidation in 2003 of steering tools, a savings program will be launched in 2004. Through this program, France Telecom expects to contribute to the reduction of greenhouse gases. However, France Telecom will not, initially, participate in the emissions exchange programs resulting from the application of the Kyoto Protocol in Europe.

	2003	2002	Comments

Consumption of Electric energy	1,200 GWh (for 9 months)	1,640 GWh (for 12 months)	2003 data available in March 2004

Consumption of Fuel	Estimated for 12 months	12 months	2001: 12 months

Total base Gas (per vehicle) Diesel (per vehicle)	30,840 1,208 l/year 1,437 l/year	34,000
Total	1,312 l/year	1,378 l/year

Direct emissions of CO² (vehicle base)	110,000 t (estimated)	125,000 t	10% decrease in the total vehicle base

Direct emissions of CO² Consumption of Electric energy	54,700 t (for 9 months)	85,000 t (for 12 months)	2003 data available in March 2004

■ Classified and protected sites

Poles and overhead cables have an impact on landscapes.

France Telecom participates in efforts necessary to bury its telephone lines at classified and protected sites, pursuant to the applicable legislation, and in conjunction with the local and national authorities responsible for natural heritage and culture.

Number of poles removed	34,000

Number of Km of buried cables	1,400 km

This overall program, launched in 1998, was first audited and reported in the Environmental Report 2001 (published in May 2002) and then in the Environmental Report 2002 (published in May 2003), both of which are available on France Telecom’s website. It is also detailed in depth in the Sustainable Solutions Report 2003, published at the beginning of 2004.

1.6.4.2.3 Conformity with environmental regulation

French and European regulations are monitored centrally (domestic and European texts).

To this extent, an information and analysis guide relating to the environmental regulations affecting France Telecom’s activities is made available to each of the operational managers and all of the environmental policy officers. It is also available through France Telecom’s intranet. The guide was updated at the end of 2003.

1.6.4.2.4 Environmental Management System (EMS)

To ensure the control of the environmental management and development of the aforementioned plans, an environmental management system, in conformity with international standards such as ISO 14000, was launched. This improvement program was implemented within several operational units, some of which have already obtained certification (France Telecom Marine in 2000 and the Champagne Ardenne Regional Management in 2003) and was extended during 2003 to other units which are currently in the certification process.

The expansion is expected to continue in France during 2004 and 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 19, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information